      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 2000

                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM F-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                       SANTA FE INTERNATIONAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                       CAYMAN ISLANDS                                                 98-0108989
              (State or other jurisdiction of                                      (I.R.S. Employer
               incorporation or organization)                                    Identification No.)

                         TWO LINCOLN CENTRE, SUITE 1100
                                5420 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2648
                                 (972) 701-7300
                              (972) 701-7737 (FAX)
   (Address and telephone number of Registrant's principal executive offices)

                          CARY A. MOOMJIAN, JR., ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       SANTA FE INTERNATIONAL CORPORATION
                         TWO LINCOLN CENTRE, SUITE 1100
                                5420 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2648
                                 (972) 701-7890
                              (972) 701-7892 (FAX)
           (Name, address and telephone number of agent for service)

                          Copies of Communications to:

     WILLIAM L. BOEING, ESQ.           ANDREW D. SOUSSLOFF, ESQ.           MATTHEW J. MALLOW, ESQ.
      HAYNES AND BOONE, LLP               SULLIVAN & CROMWELL          SKADDEN, ARPS, SLATE, MEAGHER &
   1600 N. COLLINS, SUITE 2000              125 BROAD STREET                       FLOM LLP
     RICHARDSON, TEXAS 75080            NEW YORK, NEW YORK 10004              FOUR TIMES SQUARE
          (972) 739-6900                     (212) 558-4000                NEW YORK, NEW YORK 10036
       (972) 680-7551 (FAX)               (212) 558-3588 (FAX)                  (212) 735-3000
                                                                             (212) 735-2000 (FAX)

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                             ---------------------
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                   PROPOSED MAXIMUM     PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
        SECURITIES TO BE REGISTERED            REGISTERED(1)         PER SHARE(2)           PRICE(2)       REGISTRATION FEE(2)
-------------------------------------------------------------------------------------------------------------------------------
Ordinary shares, par value $0.01 per
  share....................................  34,500,000 shares         $35.5625          $1,226,906,200          $323,903
===============================================================================================================================

(1) Includes 4,500,000 shares which the Underwriters have the option to purchase to cover overallotments, if any, and shares that are to be offered outside the United States but that may be resold from time to time in the United States under circumstances requiring delivery of a prospectus. The ordinary shares are not being registered for the purpose of sales outside the United States.
(2) Estimated solely for the purpose of calculating the fee pursuant to Rule 457(c) on the basis of the average of the high and low prices reported in the consolidated reporting system of the New York Stock Exchange on May 26, 2000.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   Subject to Completion. Dated June 2, 2000.

                               30,000,000 Shares

                                [SANTA FE LOGO]

                       SANTA FE INTERNATIONAL CORPORATION

                                Ordinary Shares

     This is an offering of 30,000,000 ordinary shares of Santa Fe International Corporation. The selling shareholder, SFIC Holdings (Cayman), Inc., is offering all of the ordinary shares. Santa Fe International Corporation will not receive any of the proceeds from the sale of the shares by the selling shareholder.

     The ordinary shares are listed on the New York Stock Exchange under the symbol "SDC." The last reported sale price of ordinary shares on June 1, 2000, was $38 9/16 per share.

     See "Risk Factors" beginning on page 13 to read about factors you should consider before buying the ordinary shares.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                               Per Share      Total
                                                               ---------      -----
Initial price to public.....................................  $              $
Underwriting discount.......................................  $              $
Proceeds, before expenses, to selling shareholder...........  $              $

     To the extent that the underwriters sell more than 30,000,000 ordinary shares, the underwriters have the option to purchase up to an additional 4,500,000 shares from the selling shareholder at the initial price to public, less the underwriting discount.

     The underwriters expect to deliver the ordinary shares against payment in
New York, New York on June   , 2000.

GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER
           CREDIT SUISSE FIRST BOSTON
                                                 SALOMON SMITH BARNEY

                   Prospectus dated June   , 2000.

[GALAXY III PHOTO]

[MONITOR PHOTO]

[RIG 140 PHOTO]

[GALVESTON KEY PHOTO]

[RIG 127 PHOTO]

Santa Fe's marine fleet consists of a diverse range of drilling units capable of operating in the many and varied offshore regions around the world. GALAXY III, one of Santa Fe's six heavy duty harsh environment jackup rigs is shown operating with its drillfloor positioned on a client's platform in the North Sea. MONITOR, another heavy duty harsh environment jackup, operating in the North Sea. RIG 140 is one of the fleet's three semisubmersible units. Santa Fe also operates two client owned semisubmersibles in the Caspian Sea. GALVESTON KEY, a 300 foot cantilever jackup rig, is shown working in the cantilever mode. Rig 127 operating in Qatar. In addition to the fleet's six heavy duty harsh environment jackups, Santa Fe owns 17 jackup rigs, capable of working in water depths ranging from 350 feet to two shallow water units. KEY GIBRALTAR, below, operating over a client's platform in Malaysia.


[PHOTO OF WORKERS]


Santa Fe's international workforce is made up of over 40 nationalities, capable of efficiently staffing drilling operations anywhere in the world.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference. This summary is not complete and may not contain all of the information that you should consider before investing in our ordinary shares. You should carefully read the entire prospectus and the information incorporated by reference. In this prospectus, references to "Santa Fe," "we," "us" and "our" are to Santa Fe International Corporation, its subsidiaries and its predecessors. References to the "selling shareholder" are to SFIC Holdings (Cayman), Inc. In this prospectus references to "dollars" and "$" are to United States dollars.

                       SANTA FE INTERNATIONAL CORPORATION

     Santa Fe International Corporation is a leading international offshore and land contract driller of oil and natural gas wells. We own and operate a high quality, technologically advanced fleet of 27 marine drilling rigs and 33 land drilling rigs in 15 countries throughout the world. We primarily contract our drilling rigs, related equipment and crews on a dayrate basis. We also provide drilling related services to the international oil and gas industry.

     At the core of our rig fleet are our heavy duty harsh environment jackup rigs, which are capable of operating in water depths of up to 350-400 feet. We own and operate one-third of the heavy duty harsh environment jackup rigs currently in service in the drilling industry. Our fleet includes:

     - six heavy duty harsh environment jackup rigs, including a recent addition, the Galaxy III, placed in service on December 5, 1999;

     - three semisubmersible rigs capable of operating in water depths of up to 2,300-2,400 feet;

     - nine premium cantilever jackup rigs capable of operating in water depths of up to 300-350 feet;

     - eight jackup rigs capable of operating in water depths of up to 200-250 feet, six of which are cantilevered and two of which are specially designed to operate in shallow water;

     - one platform rig; and

     - 33 land rigs, all specially equipped to operate in remote areas.

                               BUSINESS STRATEGY

     As a leading provider of premium quality, cost-effective drilling services to the international oil and gas industry, we tailor our services to the particular needs of our customers. We also seek to take advantage of the cyclical business upturns of our industry and mitigate the effects of the drilling industry's cyclical downturns. The key elements of our strategy are:

          MODERN RIG FLEET. We continually invest in our modern rig fleet by adding new rigs and by upgrading and refurbishing rigs and associated equipment to increase drilling productivity and prolong rig life. Since 1988, we have invested over $1.0 billion in our rig fleet.

          We rigorously evaluate each of our rig investments based on expected long-term return on capital. We have added new rigs to our fleet during downturns in the cyclical drilling market, enabling us to construct or acquire rigs on favorable terms. We have also selectively built rigs during robust markets after having obtained firm drilling contracts, ensuring utilization of the rig upon completion. For example, before commencing construction of the Galaxy II and the Galaxy III, our most expensive rig additions to date, we had secured long-term drilling contracts at attractive dayrates. We believe this fiscal discipline and long-term focus have enabled us to consistently earn superior overall returns on invested capital in comparison with our competitors.

          We are currently monitoring and evaluating customer and competitor plans and activities in exploring for oil and natural gas in increasingly deeper water. Under appropriate circumstances, we may expand the scope of our operations by entering the deep water market.

          INTERNATIONAL MARKETS. We currently operate our rigs outside the United States in major market areas around the world, including South America, the Middle East, North Africa, West Africa, the North Sea and Southeast Asia where we have continuously operated for over 30 years. We believe focusing our business on international markets provides greater opportunities to secure attractive contracts at high dayrates by giving us access to a customer base that includes the largest oil and gas companies worldwide. Historically, international markets have been less volatile than the U.S. Gulf of Mexico offshore market and the U.S. land rig market, both of which tend to rise and fall more rapidly in response to changes in energy prices and rig supply/demand conditions. We have also been able to limit worldwide taxation on our revenues, income and assets through tax-efficient business structures afforded by our international operations and Cayman Islands incorporation. We believe that we are better positioned than many of our competitors to secure contracts in international markets because these markets often require the specialized equipment and expertise we possess.

          HIGH QUALITY MULTINATIONAL WORKFORCE. We believe that our highly trained, experienced multinational rig crews and supervisors give us a competitive advantage in the international drilling market. Our extensive hiring and training of employees from the various countries in which we operate permit us to be cost-competitive in bidding on contracts and allow us to meet or exceed requirements concerning the hiring of local nationals. Approximately two-thirds of our employees are citizens of countries outside North America and Europe.

          We strive to retain as much of our rig and supervisory workforce as possible, even when rigs are idle for brief periods, to be able to deliver the depth of experience and training required to fully satisfy our customers' expectations.

          BALANCED AND FLEXIBLE CONTRACTING. We seek a mix of long- and short-term drilling contracts with the objective of increasing our overall rig utilization and long-term profitability in dynamic markets. While most of our contracts are based on dayrates, we also consider performance based compensation to take advantage of market opportunities.

          STRONG FINANCIAL CONDITION. Our strong financial condition gives us the flexibility to make major capital investments when favorable market conditions and attractive opportunities present themselves. It also gives us the ability to sustain our company during periods of decreased revenues. As of March 31, 2000, we had no long-term debt and we had over $260 million in cash and marketable securities.

          SPECIALIZED DRILLING SERVICES. We distinguish ourselves through our ability to provide specialized drilling services requiring advanced equipment and technical expertise, such as high pressure, high temperature drilling, underbalanced drilling and the capability to move certain of our rigs' drillfloors onto a customer's platform to perform drilling operations.

                              INDUSTRY CONDITIONS

     The contract drilling industry is highly volatile, competitive and cyclical. During the second quarter of 1998, drilling activity slowed in response to weak oil prices that had been declining since late 1997. Oil and gas companies responded to these weak prices by reducing their drilling expenditures, thus reducing rig utilization. While the drilling industry has benefited from the increase in oil and natural gas prices beginning in the second quarter of 1999, the industry is still suffering from the most recent downturn in rig utilization and dayrates.

     We believe that if oil and natural gas prices remain at or around current levels, the offshore drilling market will improve moderately during 2000. The recent improvement in the offshore drilling market began in the U.S. Gulf of Mexico, where dayrates tend to be more responsive to changes in oil and natural gas prices than in international markets. The international markets in which we operate recently have begun to recover as the major and national oil and gas companies that dominate these markets experience increased cash flows. As a result, we expect that these oil and gas companies will increase their exploration and production spending.

     Our drilling operations have only recently begun to recover from the industry-wide downturn. Our earnings during the first quarter of 2000 showed a slight increase compared to the fourth quarter of 1999, which quarter marked our fourth successive declining quarter during this recent downturn.

                 RELATIONSHIP WITH KUWAIT PETROLEUM CORPORATION

     The selling shareholder, SFIC Holdings (Cayman), Inc., is a wholly owned subsidiary of Kuwait Petroleum Corporation. SFIC Holdings (Cayman), Inc. presently owns approximately 64.7% of our outstanding ordinary shares. Upon completion of this offering SFIC Holdings (Cayman), Inc. will own approximately 38.6% of the outstanding ordinary shares, or 34.7% if the underwriters' overallotment option is exercised in full. After completion of this offering, Kuwait Petroleum Corporation, through SFIC Holdings (Cayman), Inc., will continue to be able to significantly influence the management and affairs of our company and all matters requiring shareholder approval, including the election of our board of directors and significant corporate transactions.

     While Kuwait Petroleum Corporation has advised us that it intends to sell its remaining interest in our ordinary shares, Kuwait Petroleum Corporation may decide to sell only a portion of our ordinary shares it beneficially owns or may continue to hold those ordinary shares. Kuwait Petroleum Corporation intends to make any future sales of our ordinary shares at times and in a manner consistent with its evaluation of price levels and market conditions, the maintenance of an orderly market for our ordinary shares and the lock-up agreement with the underwriters of this offering.

     We have entered into agreements with SFIC Holdings (Cayman), Inc. and/or Kuwait Petroleum Corporation that require the consent of SFIC Holdings (Cayman), Inc. to future significant corporate actions by us, the management and allocation of specified liabilities relating to our former non-drilling activities, registration of ordinary shares held by SFIC Holdings (Cayman), Inc. and other matters.

     We were incorporated in our current form in the Cayman Islands in 1990. Our executive offices are located in Two Lincoln Centre, Suite 1100, 5420 LBJ Freeway, Dallas, Texas 75240-2648, and our telephone number is (972) 701-7300. Our Internet web site is on the worldwide web at sfdrill.com. The information on our web site is not part of this prospectus and references in this prospectus to our web site or any other web site are inactive textual references only.

                                  THE OFFERING

Selling shareholder.................     SFIC Holdings (Cayman), Inc.

Total offering......................     30,000,000 ordinary shares(1)

Total outstanding before and after
the offering........................     115,144,252 ordinary shares(2)

Use of proceeds.....................     We will not receive any proceeds from
                                         the offering.

Overallotment option................     4,500,000 ordinary shares

Dividend policy.....................     We currently intend to pay quarterly
                                         cash dividends on the outstanding
                                         ordinary shares. The quarterly dividend
                                         paid for the first quarter of 2000 was
                                         $0.0325 per share. The payment of
                                         future dividends, if any, will be at
                                         the discretion of our board of
                                         directors and subject to other factors.
                                         For a description of our dividend
                                         policy and history, see "Price Range of
                                         Ordinary Shares and Dividend History."

Listing.............................     The ordinary shares are listed on the
                                         New York Stock Exchange.

NYSE symbol.........................     SDC
---------------

(1) Aggregate of 34,500,000 ordinary shares if the underwriters' overallotment option is exercised in full.

(2) This does not include 6,225,748 ordinary shares reserved for issuance under our employee and director benefit plans, including 3,739,375 ordinary shares subject to outstanding options. For a description of our share awards and options benefit plans, see notes 7 and 8 of the notes to the consolidated financial statements included in this prospectus and our Annual Report on Form 20-F for the year ended December 31, 1999 incorporated by reference in this prospectus. After completion of this offering, Kuwait Petroleum Corporation, through its ownership of SFIC Holdings (Cayman), Inc., will beneficially own 44,500,000 ordinary shares, or 40,000,000 ordinary shares if the underwriters' overallotment option is exercised in full.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We changed our fiscal year end from June 30 to December 31 effective January 1, 1998.

     The following table sets forth our selected consolidated financial data for each of the periods indicated. You should read this information along with our consolidated financial statements and the notes to those financial statements included in this prospectus. For further discussion of our consolidated financial statements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                       FISCAL YEAR ENDED                   CALENDAR YEAR ENDED                 THREE MONTHS
                                            JUNE 30,                           DECEMBER 31,                   ENDED MARCH 31,
                                --------------------------------   ------------------------------------   -----------------------
                                  1995       1996        1997         1997         1998         1999         1999         2000
                                  ----       ----        ----         ----         ----         ----         ----         ----
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues............  $466,262   $470,882   $  578,563   $  688,957   $  811,346   $  614,241   $  185,516   $  132,548
Operating costs...............   320,317    308,513      339,665      373,833      414,022      355,763       93,513       88,643
                                --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
Operating margin..............   145,945    162,369      238,898      315,124      397,324      258,478       92,003       43,905
Other operating costs and
 expenses:
 Depreciation and
   amortization(1)............    86,916     77,128       43,360       46,197       55,807       71,631       17,658       20,359
 General and administrative...    16,225     17,168       16,931       20,149       22,161       18,596        5,189        4,121
 Gain on sale of assets.......    (1,355)      (754)      (1,041)        (626)      (5,988)        (805)        (200)        (284)
                                --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss).......    44,159     68,827      179,648      249,404      325,344      169,056       69,356       19,709
Other income (expense), net...     5,094      9,016        6,593        2,868        1,320        9,403          317        2,462
                                --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
Income before provision for
 taxes on income..............    49,253     77,843      186,241      252,272      326,664      178,459       69,673       22,171
Provision for taxes on
 income.......................     4,955     15,867       21,325       27,486       39,520       28,635       11,217        3,902
                                --------   --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income....................  $ 44,298   $ 61,976   $  164,916   $  224,786   $  287,144   $  149,824   $   58,456   $   18,269
                                ========   ========   ==========   ==========   ==========   ==========   ==========   ==========
Net income per ordinary
 share(2):
 Basic........................  $    .39   $    .54   $     1.44   $     1.96   $     2.51   $     1.31   $     0.51   $     0.16
 Diluted......................  $    .39   $    .54   $     1.44   $     1.96   $     2.50   $     1.30   $     0.51   $     0.16
Cash dividends per ordinary
 share(3).....................  $     --   $     --   $       --   $    0.065   $     0.13   $     0.13   $   0.0325   $   0.0325
OTHER FINANCIAL DATA:
Cash flows provided by (used
 in):
 Operating activities.........  $131,685   $113,118   $  207,178   $  297,794   $  343,221   $  254,856   $   61,422   $   25,300
 Investing activities.........   (14,643)     5,012     (143,197)    (235,648)    (272,475)    (266,700)     (89,456)     125,041
 Financing activities.........   (98,373)  (108,391)     (66,893)     (66,785)     (14,885)     (12,778)      (1,622)      (1,765)
EBITDA(4).....................   131,075    145,955      223,008      295,601      381,151      240,687       87,014       40,068
Capital expenditures..........    36,443     64,810      146,596      229,192      277,400      124,608       38,264        8,740
BALANCE SHEET DATA:
Working capital...............  $ 89,033   $124,333   $  125,730   $  122,700   $  170,776   $  259,266   $  207,051   $  285,573
Property and equipment, net...   599,680    587,420      691,300      801,970    1,049,201    1,102,564    1,069,914    1,091,064
Total assets..................   924,983    884,998    1,000,446    1,161,453    1,453,736    1,563,542    1,487,600    1,566,197
Total debt(5).................    58,364         --           --           --           --           --           --           --
Shareholders' equity..........   728,089    733,092      831,115      953,017    1,227,224    1,366,025    1,284,527    1,383,162

---------------

(1) During 1996, we undertook engineering and economic studies to evaluate the economic useful lives of our drilling rigs. The study results indicated that the estimated useful lives should be extended by 12 years from 18 to 30 years for marine rigs and by four years from 12 to 16 years for land rigs. Our board of directors approved application of the change in estimated useful lives effective July 1, 1996, which reduced depreciation expense, and increased net income, by approximately $34.5 million for the fiscal year ended June 30, 1997.

(2) The basic net income per ordinary share data for the fiscal year ended June 30, 1997 and for the calendar years ended December 31, 1997, 1998 and 1999 is calculated based on the weighted average ordinary shares outstanding during the period. The dilutive impact of ordinary shares or equivalent securities under share awards and options outstanding under our share award plans was not significant for the periods presented, increasing the weighted average shares outstanding used in the computation of diluted net income per ordinary share for the fiscal year ended June 30, 1997 to 114,502,000, for the calendar year ended December 31, 1997 to 114,608,000, for the calendar year ended December 31, 1998 to 114,812,000, and for the calendar year ended December 31, 1999 to 115,443,000. The net income per ordinary share data for the fiscal years ended June 30, 1995 and 1996 is calculated as though the number of shares issued in our initial public offering in 1997, 114,500,000 shares, were outstanding. For a discussion of the calculation of the net income per ordinary share for the years ended December 31, 1997, 1998 and 1999, see note 2 of the notes to the consolidated financial statements included in this prospectus.

(3) Prior to and upon becoming a public company in June 1997, we made distributions to our sole shareholder which are not reflected as cash dividends.

(4) EBITDA, or operating income before depreciation, is a supplemental financial measure that we use to evaluate our business. You should read this information along with our consolidated financial statements and the notes to those financial statements included in this prospectus. We believe that EBITDA is a measure commonly used by analysts, investors and others interested in the contract drilling industry. Accordingly, we provide this information to permit a more complete analysis of our operating performance. The difference between cash flows provided by operating activities and EBITDA relates to interest, taxes, depreciation and changes in operating assets and liabilities. EBITDA should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with generally accepted accounting principles or as an indication of our performance or as a measure of liquidity. Our definition of EBITDA may not be comparable with similarly titled measures disclosed by other companies.

(5) Total debt, all of which was related to rigs held under leveraged capitalized lease obligations. During 1994 and 1996 we acquired the equity owners' interest in these rigs and extinguished the related lease obligations during 1995 and 1996.

                              MARINE RIG FLEET(1)

     The following table describes our marine fleet as of May 31, 2000.

                                        MAXIMUM
                       SERVICE DATE/     WATER                                             CURRENT
                       YEAR-OF-LATEST    DEPTH                                            CONTRACT
TYPE AND NAME          ENHANCEMENT(2)    (FT)           LOCATION         CUSTOMER(3)    EXPIRATION(4)
-------------          --------------   -------         --------         -----------    -------------
HEAVY DUTY HARSH
  ENVIRONMENT JACKUP
  RIGS
  Galaxy III.........     1999             400    U.K. North Sea         BP Amoco       Dec 02
  Galaxy II..........     1998             400    Canada                 Sable Group    Nov 03
  Magellan...........   1992/1993          350    U.K. North Sea         Elf            Mar 01(5)(6)
  Galaxy I...........     1991             400    U.K. North Sea         Elf            Dec 00(5)(6)
  Monitor............     1989             350    U.K. North Sea         BHP            May 00(7)
  Monarch............   1988/1996          350    U.K. North Sea         BP Amoco       Nov 00
SEMISUBMERSIBLE RIGS
  Rig 135............   1983/1989        2,400    U.K. North Sea         British Gas    May 01(6)
  Rig 140............   1983/1998        2,400    U.K. North Sea         Shell          Jan 02
  Aleutian Key.......   1976/1995        2,300    Equatorial Guinea                     Idle
300-350 FOOT PREMIUM
  CANTILEVER JACKUP
  RIGS
  Compact Driller....     1993             300    Thailand               Chevron        Aug 00
  Parameswara........     1993             300    Indonesia              Kodeco         Nov 00
  Key Hawaii.........     1983             300    Saudi Arabia           Saudi Aramco   Feb 03
  Key Singapore......   1982/1994          350    Egypt                  Rashpetco      Oct 00(6)
  Rig 134(8).........   1982/2000          300    Indonesia                             Idle
  Rig 136............     1982             300    Egypt                  Geisum         Jun 00
  Key Manhattan......   1980/1996          350    Egypt                  Petrobel       Jan 01
  Galveston Key(8)...   1978/1988          300    Vietnam                JVPC           Apr 01
  Key Gibraltar......   1976/1996          300    Vietnam                JVPC           Jan 01(6)
200-250 FOOT JACKUP
  RIGS
  Rig 141............     1982             250    Egypt                  Suco           Jun 00(6)
  Rig 124............     1980             250    Egypt                  Petrobel       Jun 00(6)
  Key Bermuda........     1980             200    Nigeria                Chevron        Oct 01
  Rig 127............   1981/1995          250    Qatar                  Occidental     Jul 00
  Rig 105............     1975             250    Egypt                  Petrobel       Jun 00(6)
  Key Victoria.......   1974/1996          250    Venezuela                             Idle
  Rig 103............   1974/2000          250    United Arab Emirates                  Idle
  Britannia..........   1968/1987          230    U.K. North Sea         Shell          Jun 02
SANTA FE-OWNED
  PLATFORM RIG
  Rig 82.............   1968/1995          N/A    U.K. North Sea         Shell          Evergreen

---------------

(1) See "Business -- Contracts" for a table describing our land rig fleet as of May 31, 2000.

(2) Indicates the year we placed the rigs in service and corresponds to the year built, except for the Parameswara, which was built in 1983, the Monarch, which was built in 1986, and the Compact Driller, which was built in 1992. The second date, if given, is the most recent year in which the rig underwent a major upgrade in capacity and/or refurbishment that extended its useful working life. In some cases, the upgrade or refurbishment took place over an extended period. In those instances the year given is the year in which the work was completed.

(3) Generic designation including affiliates, joint ventures and consortia. "Geisum" means Geisum Oil Company.
    "JVPC" means Japan Vietnam Petroleum Co. Ltd.
    "Kodeco" means Kodeco Energy Company.
    "Petrobel" means Belayim Petroleum Company.
    " Rashpetco" means Rashid Petroleum Company.
    "Sable Group" means Sable Offshore Energy, Inc.
    "Saudi Aramco" means Saudi Arabian Oil Company.
    "Suco" means Suez Oil Company.

(4) Indicates date of scheduled expiration of current contract term, or, if the contract is for a fixed number of wells, date of estimated completion of those wells at May 31, 2000. Most contracts are subject to early termination.

(5) Effective July 24, 2000, we will swap the commitments of our rigs Magellan and Galaxy I for the remainder of their respective contracts.

(6) Contract is subject to customer term extension option(s).

(7) The contract with Talisman has been completed, and the Monitor has commenced a contract with BHP for three firm wells (approximately five months) plus options. On May 18, 2000, the Monitor sustained moderate leg and hull damage while initiating the BHP contract. Although BHP could terminate the contract in response to performance delays that will occur while the Monitor is repaired, based on recent discussions with BHP management, we do not expect it to do so. We believe that damage to the Monitor is an insured loss.

(8) The Galveston Key and Rig 134 are owned by P.T. Santa Fe Supraco Indonesia, a limited liability company of which we are a 95% shareholder. Before January 1, 2000, Rig 134 was classified as a 200-250 foot jackup rig.

     The following table describes rigs we or our joint venture affiliates operate for third parties as of May 31, 2000.

                                                                                  CURRENT CONTRACT
TYPE AND NAME                                         CUSTOMER      LOCATION       EXPIRATION (1)
-------------                                         --------      --------      ----------------
SEMISUBMERSIBLE RIGS
  Dada Gorgud(2)....................................  AIOC(3)    Caspian Sea      Sep 05
  Istiglal(4).......................................  BP Amoco   Caspian Sea      May 05
PLATFORM RIGS
  Beatrice Alpha....................................  Talisman   U.K. North Sea   Evergreen(5)
  Beatrice Bravo....................................  Talisman   U.K. North Sea   Evergreen(5)
  Buchan............................................  Talisman   U.K. North Sea   Evergreen(5)
  Clyde.............................................  Talisman   U.K. North Sea   Evergreen(5)
  Fulmar............................................  Shell      U.K. North Sea   Jun 02
  Kittiwake.........................................  Shell      U.K. North Sea   Jun 02
  Nelson............................................  Enterprise U.K. North Sea   Evergreen(5)

---------------

(1) Indicates date of scheduled expiration of current contract term, or, if the contract is for a fixed number of wells, date of estimated completion of these wells at May 31, 2000.

(2) Caspian Drilling Company Limited, of which we are a 45% shareholder, operates the Dada Gorgud for us under a drilling services subcontract. For a further discussion of Caspian Drilling Company Limited, see
    "Business -- Joint Venture, Agency and Sponsorship Relationships and Other Investments."

(3) "AIOC" means Azerbaijan International Operating Company, a consortium led by BP Amoco.

(4) Caspian Drilling Company Limited, of which we are a 45% shareholder, operates the Istiglal under a drilling services contract. For a further discussion of Caspian Drilling Company Limited, see "Business -- Joint Venture, Agency and Sponsorship Relationships and Other Investments."

(5) Evergreen contracts are subject to termination by the customer on specified notice.

                            SELECTED OPERATING DATA

REVENUES BY OPERATING AREA

     The following table sets forth the revenues of our seven operating areas during each of the periods indicated.

                                                                                               THREE MONTHS
                                FISCAL YEAR ENDED               CALENDAR YEAR ENDED                ENDED
                                  JUNE 30, 1996                     DECEMBER 31,                 MARCH 31,
                          ------------------------------   ------------------------------   -------------------
                            1995       1996       1997       1997       1998       1999       1999       2000
                            ----       ----       ----       ----       ----       ----       ----       ----
                                                             (IN THOUSANDS)
North Sea...............  $196,047   $196,784   $219,466   $251,369   $308,802   $242,510   $ 77,818   $ 58,722
North Africa............    95,692     98,423    107,979    117,377    142,468     48,443     21,657     10,476
West Africa.............    11,002     16,520     48,263     66,187     71,480     38,331     13,549      4,083
Southeast Asia..........    55,734     37,347     49,585     67,412     84,760     54,622     19,914      9,411
Middle East/Caspian
  Sea...................    91,129     89,786     93,988    115,177    132,003    103,909     28,051     26,069
South America...........    16,419     20,647     43,098     48,042     58,366     78,424     13,261     11,838
North America...........       239     11,375     16,184     23,393     13,467     48,002     11,266     11,949
                          --------   --------   --------   --------   --------   --------   --------   --------
        Total...........  $466,262   $470,882   $578,563   $688,957   $811,346   $614,241   $185,516   $132,548
                          ========   ========   ========   ========   ========   ========   ========   ========

     Our operations in the North Sea are presently all conducted within the U.K. sector. Our operations in North Africa consist principally of operations in Egypt. Our operations in the Middle East/Caspian Sea include significant operations in Kuwait. All of our operations are located outside of the Cayman Islands.

AVERAGE DAYRATES (1)

     The following table sets forth the average dayrates for our rig fleet during each of the periods indicated.

                                                                                                THREE MONTHS
                                    FISCAL YEAR ENDED             CALENDAR YEAR ENDED               ENDED
                                        JUNE 30,                     DECEMBER 31,                 MARCH 31,
                               ---------------------------   -----------------------------   -------------------
                                1995      1996      1997      1997       1998       1999       1999       2000
                                ----      ----      ----      ----       ----       ----       ----       ----
Heavy duty harsh environment
  jackup rigs................  $56,151   $65,129   $82,466   $94,005   $100,132   $105,434   $100,582   $110,349
Semisubmersible rigs.........   32,550    45,357    59,133    82,507    115,298     95,584    107,100     58,945
300-350 foot premium
  cantilever jackup
  rigs(2)....................   25,219    26,645    35,887    42,952     54,487     37,472     52,735     24,862
200-250 foot jackup
  rigs(2)....................   22,536    22,773    30,404    37,662     49,299     36,838     47,367     27,413
Other marine rigs(3).........   12,468     9,203    15,593    16,416     18,237         --         --         --
        Average of all marine
          rigs...............   28,591    32,446    42,646    51,443     64,707     64,050     71,490     53,220
Land rigs....................   12,462    12,264    13,118    14,611     15,642     17,593     16,596     16,924

---------------

(1) "Dayrates" means the total amount of non-incentive revenue expressed on a dollars-per-day basis earned by a drilling rig while working and earning a normal daily margin under a customer contract. Dayrates may include, among other things, charges for additional equipment, meals and lodging charges in excess of stipulated allowances, amortization of net mobilization revenues and similar amounts.

(2) For the fiscal years ended June 30, 1995 and 1996, "200-250 foot jackup rigs" means our nine jackup rigs capable of operating in water depths of up to 200-250 feet and the Key Gibraltar. During the fiscal year ended June 30, 1997, the Key Gibraltar was converted to a cantilever rig and extensively upgraded and was reclassified as a 300-350 foot premium cantilever jackup rig effective January 1, 1997.

(3) During the fourth quarter of 1998, we retired our lake barge rig, the Rey del Lago, from service. Effective January 1, 1999, we reclassified our platform rig as a component of drilling related services.

RIG FLEET UTILIZATION

     The following table sets forth information about the rig utilization of our marine and land fleets during each of the periods indicated.

                                                                                       AVERAGE FOR
                                                                                        THE THREE
                                           AVERAGE FOR THE       AVERAGE FOR THE          MONTHS
                                          FISCAL YEAR ENDED    CALENDAR YEAR ENDED        ENDED
                                              JUNE 30,             DECEMBER 31,         MARCH 31,
                                         -------------------   --------------------    ------------
                                         1995   1996   1997    1997    1998    1999    1999    2000
                                         ----   ----   ----    ----    ----    ----    ----    ----
HEAVY DUTY HARSH ENVIRONMENT JACKUP
  RIGS
  Total rigs(1)........................   4.0    4.0    4.0     4.0     4.1     5.1     5.0     6.0
  Rigs under contract..................   3.9    3.9    4.0     4.0     4.1     4.7     5.0     5.5
  Utilization rate(2)..................  97.9%  97.5%  99.5%   99.0%   98.3%   93.0%  100.0%   91.9%
SEMISUBMERSIBLE RIGS
  Total rigs...........................   3.0    3.0    3.0     3.0     3.0     3.0     3.0     3.0
  Rigs under contract..................   2.7    2.3    3.0     2.9     2.7     2.5     3.0     1.0
  Utilization rate(2)..................  89.0%  75.3% 100.0%   97.2%   91.1%   84.7%  100.0%   33.3%
300-350 FOOT PREMIUM CANTILEVER JACKUP
  RIGS
  Total rigs...........................   7.0    7.0    7.5     8.0     8.0     8.0     8.0     9.0
  Rigs under contract..................   6.4    6.7    7.2     7.8     7.6     5.9     7.2     6.1
  Utilization rate(2)..................  91.5%  95.7%  95.5%   97.2%   94.7%   74.0%   89.7%   67.3%
200-250 FOOT JACKUP RIGS
  Total rigs...........................  10.0   10.0    9.5     9.0     9.0     9.0     9.0     8.0
  Rigs under contract..................   9.2    8.8    8.8     8.9     8.0     4.3     4.9     5.8
  Utilization rate(2)..................  91.7%  88.4%  92.1%   99.3%   88.4%   48.2%   54.2%   72.3%
OTHER MARINE RIGS(3)
  Total rigs...........................   2.7    2.0    2.0     2.0     1.8      --      --      --
  Rigs under contract..................   2.5    1.4    1.9     2.0     1.8      --      --      --
  Utilization rate(2)..................  94.2%  69.3%  96.7%  100.0%  100.0%     --      --      --
LAND RIGS
  Total rigs...........................  21.0   21.5   23.8    25.9    29.2    32.5    31.9    33.0
  Rigs under contract..................  20.4   20.5   21.5    23.5    25.9    22.3    23.3    22.5
  Utilization rate(2)..................  97.3%  95.3%  90.6%   90.8%   88.8%   68.6%   73.0%   68.1%

---------------

(1) We own the following six heavy duty harsh environment jackup rigs: Galaxy I, Galaxy II, Galaxy III, Magellan, Monarch and Monitor. The other 12 heavy duty harsh environment jackup rigs currently in service in the industry are:
    Ensco 100, Ensco 101, Maersk Endurer, Maersk Gallant, Maersk Giant, Maersk Guardian, Rowan-Gorilla II, Rowan-Gorilla III, Rowan-Gorilla IV, Rowan-Gorilla V, Smedvig West Epsilon and Transocean Nordic.

(2) "Utilization" means the percentage of the number of days a drilling rig is earning a normal daily margin under a customer contract compared to the total number of days within a specified period.

(3) During the fourth quarter of 1998, our lake barge rig, the Rey del Lago, was retired from service. Effective January 1, 1999, we reclassified our platform rig as a component of drilling related services.

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information contained and incorporated by reference in this prospectus, before deciding to invest in our ordinary shares.

                         RISKS RELATED TO OUR BUSINESS

WE ARE SUBJECT TO OPERATING RISKS SUCH AS WELL BLOWOUTS AND FIRES THAT COULD RESULT IN ENVIRONMENTAL DAMAGE, PROPERTY LOSS, PERSONAL INJURY AND DEATH.

     Our drilling operations are subject to many hazards, including:

     - well blowouts and fires;

     - cratering, sinking and capsizing of rigs;

     - oil or natural gas well fires;

     - explosions; and

     - oil spills and other disasters.

     These hazards increase the likelihood of accidents. Accidents can result in:

     - personal injury or death;

     - major environmental damage;

     - costly delays or cancellations of drilling operations;

     - serious damage to or destruction of our rigs and equipment;

     - significant damage to oil and natural gas wells, reservoirs, production facilities or other properties; and

     - costly wild-well control.

     In addition, our marine equipment is subject to other hazards, such as grounding, collision, damage from heavy weather or hurricanes and damage to a jackup rig leg or hull from the shifting of legs or the unexpected collapse of the seabed. Loss of or serious damage to our equipment, even if adequately covered by insurance, might materially reduce our revenues and operating profit for an extended period of time.

WE MAY SUFFER LOSSES THAT ARE NOT INSURED OR FOR WHICH WE ARE NOT INDEMNIFIED.

     We cannot always obtain insurance or obtain indemnities from our customers to mitigate our operating risks. Although we carry insurance against the destruction of or damage to our drilling equipment in amounts we consider adequate, this insurance may not be available in the future at acceptable rates for all risks and all geographic areas.

WE ARE SUBJECT TO REGULATION AND LIABILITY UNDER ENVIRONMENTAL LAWS THAT COULD REQUIRE SIGNIFICANT EXPENDITURES AND COULD MATERIALLY DECREASE OUR NET INCOME.

     Through our worldwide operations, we are subject to many environmental laws and regulations, including regulations controlling the discharge of materials into the environment, requiring removal and clean-up of discharged materials or otherwise relating to the protection of the environment. As a result, the application of these laws could materially adversely affect our results of operations by increasing our cost of doing business, discouraging our customers from drilling for hydrocarbons or subjecting us to liability. Laws and regulations protecting the environment have become increasingly stringent in recent years and may impose liability on us for environmental damage and disposal of hazardous materials even if we were not negligent or at fault. We may also be liable for the conduct of others, or for our own acts even if our acts complied with applicable laws at the time we performed those acts.

WE MAY SUFFER LOSSES IF OUR CUSTOMERS TERMINATE OR SEEK TO RENEGOTIATE OUR CONTRACTS.

     Our contracts with customers often are cancelable upon specified notice at the option of the customer. Some drilling contracts require the customer to pay a specified early termination payment upon cancellation, which payments may not fully compensate us for the loss of the contract. In addition, early termination of a contract may result in a rig being idle for an extended period of time. Contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods of time by reason of acts of God or excessive rig downtime for repairs, or other specified conditions. Our revenues may be adversely affected by customers' early termination of contracts, especially if we are unable to recontract the affected rig within a short period of time. In periods of rapid market downturn, our customers may not honor the terms of existing contracts and may terminate contracts or seek to renegotiate contract rates and terms to conform with depressed market conditions.

WE MAY SUFFER LOSSES IF WE FAIL TO MEET CONTRACT REQUIREMENTS OR IF WE ENCOUNTER DIFFICULTIES DRILLING ON TURNKEY, FOOTAGE OR OTHER INCENTIVE CONTRACTS.

     From time to time we enter into incentive drilling contracts, such as a turnkey drilling contract. Under a turnkey drilling contract, we agree to drill a well for a customer to a specified depth, and to provide the associated services and supplies, such as drilling fluids and drill bits, for a fixed price. Generally, the customer does not have to pay us unless we drill the well to the specified depth. We will not make any profit under a turnkey drilling contract unless we keep rig time and expenses within estimates used in determining the contract price. Drilling a well under a turnkey contract typically requires a larger cash commitment by us than that required under a conventional dayrate contract and exposes us to risks of potential financial losses, including losses resulting from delays in drilling progress or loss of a well or a portion of a well. The financial results of a turnkey contract depend upon the performance of the drilling unit, drilling conditions and other factors, some of which are beyond our control.

     Additionally, we undertake risks when entering into footage and other incentive contracts, alliances and drilling project management contracts where a portion of the remuneration is dependent upon achieving specified performance goals. If we fail to meet the performance criteria, we will earn less revenue on the contract and, in some circumstances, we may suffer a penalty in the form of reduced or suspended remuneration or absorb rig time without payment.

TAX LAW AND REGULATION INTERPRETATIONS OR CHANGES COULD INCREASE OUR TAXES.

     As a Cayman Islands company primarily doing business outside the United States, we are taxed at rates substantially lower than if a substantial portion of our income were derived from the conduct of a U.S. trade or business. Although almost all of our operations are outside the United States, we have an office in Texas from which a number of senior management personnel generally oversee, supervise and control our policies. We report only income attributable to the functions performed in the United States as income effectively connected with a U.S. business. If the Internal Revenue Service deemed more of our income earned from our worldwide operations to be effectively connected with a U.S. business, we might have to pay U.S. income tax on this additional income, and our operating results could be materially adversely affected.

     Because most of our operations are outside the United States, we are able to reduce the level of worldwide taxation on our revenues, income and assets through various tax-efficient business structures. From time to time, tax authorities around the world audit our tax returns and review and examine our tax-efficient business structures. If we could no longer use these tax-efficient business structures, as a result of an audit, a change in tax laws or other challenge, we could suffer substantial additional tax expense. For a discussion of our tax position, see note 5 of the notes to the consolidated financial statements included in this prospectus.

WE ARE HIGHLY DEPENDENT ON OUR WORKFORCE.

     Our high quality, well-trained and cost-effective rig crew and supervisory workforce contribute significantly to our ability to deliver premium quality services. If we are unable to retain our current workforce or to hire comparable personnel, it could have a material adverse effect on our business.

WE ARE SUBJECT TO POLITICAL HOSTILITY, ECONOMIC AND OTHER RISKS AS A RESULT OF OUR OPERATIONS OUTSIDE THE UNITED STATES.

     We derive substantially all of our revenues from operations outside the United States. Certain of our non-U.S. operations are subject to political, economic and other uncertainties not generally encountered in the United States, including hazards incident to war and civil disturbances and other hazards that may limit or disrupt markets, as well as the general hazards associated with a foreign government asserting national sovereignty over areas in which we conduct operations. Certain of our operations outside the United States are also subject to:

     - foreign customs and business practices;

     - changes in political conditions, such as confiscatory taxation, unreasonable regulation, costly customs duties, unrealistic pricing or royalty terms, export sales restrictions, embargoes and expropriation or nationalization with or without compensation;

     - the possibility of realizing economic currency exchange losses when transactions are completed in currencies other than U.S. dollars and risks to our ability to freely repatriate our earnings under existing exchange control laws; and

     - export restrictions or trade sanctions imposed by the U.S. government under the Export Administration Act, the Trading with the Enemy Act or similar legislation or regulation which may impede our ability, or the ability of our customers, to operate or continue to operate in certain countries.

WE MAY SUFFER LOSSES AS A RESULT OF CURRENCY RISKS.

     Our international drilling and services contracts are partially payable to us in local currency in amounts that approximate our estimated operating costs, with the balance of the payments under the contract payable in U.S. dollars, except in Kuwait and Saudi Arabia where we are paid entirely in local currency. To the extent that our revenues denominated in local currency do not equal our local operating expenses, we are exposed to currency exchange transaction losses, which could materially adversely affect our results of operations. We have not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates.

WE RELY HEAVILY ON A SMALL NUMBER OF CUSTOMERS.

     In each of the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 2000, more than 50% of our operating revenues was derived from six or fewer customers. Of the $614.2 million of operating revenues for the year ended December 31, 1999, approximately 14.5% was attributable to our largest customer and approximately 62% was attributable to our five largest customers. Our results of operations may be materially adversely affected if any of these customers terminates its contracts with us, fails to renew our existing contracts or refuses to award new contracts to us.

                         RISKS RELATED TO OUR INDUSTRY

THE CONTRACT DRILLING INDUSTRY IS VOLATILE, AND, DURING INDUSTRY DOWN CYCLES, OUR REVENUES WILL DECLINE AND WE MAY HAVE TO ACCEPT CONTRACTS WITH LESS FAVORABLE TERMS.

     The contract drilling industry is highly volatile and cyclical. Our business and operations depend upon exploration and development spending by oil and gas companies. An actual decline, or the perceived risk of a decline, in oil and natural gas prices could cause oil and gas companies to reduce their overall level of spending. As a result, demand for our services may decrease and our revenues may be adversely affected through lower rig utilization and lower average dayrates.

     In addition, during industry down cycles we compete more aggressively for contracts and we may have to accept liability and indemnity provisions that do not offer the same level of protection against potential losses that we may obtain during industry up cycles. During down cycles, we may feel compelled to enter into long-term contracts for our rigs with low dayrates, and then we would not be able to contract these rigs at higher dayrates if industry conditions improve during the term of the contracts. Both increased contractual liabilities and lower revenues may have an adverse effect on our results of operations.

CONSOLIDATION IN THE OIL AND GAS INDUSTRY MAY REDUCE DEMAND FOR OUR DRILLING RIGS AND SERVICES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     During the recent down cycle in late 1998 and early 1999, the oil and gas industry continued to experience consolidation with the announcement or completion of several business combinations involving major oil and gas companies. As a result, oil and gas companies have not on the whole increased their capital spending on exploration and production projects even though oil prices have rebounded from the lows experienced in early 1999. During periods of reduced drilling expenditures, our results of operations may be adversely affected because we may be compelled to accept lower dayrates in new contracts and our customers may fail to renew or may terminate existing contracts.

CONSOLIDATION IN THE CONTRACT DRILLING INDUSTRY MAY INCREASE COMPETITION AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     There has been significant consolidation in the contract drilling industry. Further consolidation could lead to increased competition from larger industry members and may adversely impact our operating margins.

                      RISKS RELATED TO OUR ORDINARY SHARES

SFIC HOLDINGS (CAYMAN), INC. HAS THE ABILITY TO SIGNIFICANTLY INFLUENCE MATTERS ON WHICH OUR SHAREHOLDERS MAY VOTE.

     After completion of this offering, SFIC Holdings (Cayman), Inc., which is wholly owned by Kuwait Petroleum Corporation, which is in turn wholly owned by the State of Kuwait, will control approximately 38.6% of our outstanding ordinary shares, or 34.7% if the underwriters' overallotment option is exercised in full. As a result, Kuwait Petroleum Corporation through SFIC Holdings (Cayman), Inc. will continue to be able to significantly influence the management and affairs of our company and all matters requiring shareholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could delay or deter a change of control of our company.

WE MAY BE UNABLE TO TAKE SIGNIFICANT CORPORATE ACTIONS WITHOUT THE APPROVAL OF OUR CONTROLLING SHAREHOLDER.

     Although the owners of all of the ordinary shares outstanding after the offering will be entitled to one vote per share, as long as SFIC Holdings (Cayman), Inc. and its affiliates own at least 25% of the outstanding ordinary shares or 25% of the outstanding voting shares, the consent of SFIC Holdings (Cayman), Inc. will be required before we may take significant corporate actions, including:

     - an asset disposition by us in excess of $50.0 million;

     - the issuance by us of equity securities;

     - a change of our corporate domicile; or

     - the incurrence of indebtedness by us above $250.0 million on a consolidated basis.

     This restriction on our ability to take significant corporate actions may restrict our ability to take actions we deem to be in the best interest of our shareholders.

SOME OF OUR DIRECTORS ARE ALSO DIRECTORS OR OFFICERS OF OUR CONTROLLING SHAREHOLDER AND THEY MAY HAVE INTERESTS THAT ARE IN CONFLICT WITH THE INTEREST OF OUR OTHER SHAREHOLDERS.

     Our board of directors currently includes three persons who are also directors or officers of SFIC Holdings (Cayman), Inc. or Kuwait Petroleum Corporation. After this offering, our board of directors will continue to include these persons. As a result, our directors who are also directors or officers of Kuwait Petroleum Corporation or SFIC Holdings (Cayman), Inc. may be faced with the following conflicts of interest:

     - The directors who are affiliated with our controlling shareholder will have a conflict of interest when our board of directors considers taking significant corporate actions that our controlling shareholder may oppose;

     - These directors may have conflicts of interest in making decisions relating to our contract drilling activities in Kuwait and our other business relationships with Kuwait Petroleum Corporation's subsidiaries and affiliates; and

     - Because our articles of association allow our controlling shareholder to compete with us and do not require our controlling shareholder to offer our company business opportunities that may be in the best interest of our company, these directors may have conflicts of interest in managing our business.

     The presence of potential or actual conflicts could affect the process or outcome of board deliberations. Our articles of association state that Kuwait Petroleum Corporation and its affiliated companies have no duty to refrain from competing with us. Our articles also state that Kuwait Petroleum Corporation and its affiliated companies are not under any duty to present corporate opportunities to us in the event of a conflict, and that corporate opportunities offered to persons who are directors or officers of our company and of Kuwait Petroleum Corporation or its affiliates will be allocated based principally on the capacities in which the individual director or officer is offered the opportunity.

OUR SHAREHOLDERS HAVE LIMITED RIGHTS UNDER CAYMAN ISLANDS LAW.

     We are incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our memorandum of association and our articles of association and by the Companies Law (2000 Revision) of the Cayman Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under Cayman Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent applicable in most U.S. jurisdictions. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt as to whether the courts of the Cayman Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the U.S. federal securities laws.

THE DIVISION OF OUR BOARD INTO THREE CLASSES MAY DELAY OR DETER A CHANGE OF CONTROL THAT YOU MAY FAVOR.

     Under our organizational documents, our board of directors is divided into three classes. One third of the entire board is elected each year at our annual shareholder meeting, and each class serves a three year term. As a result, it could take a person who desires to take control of our board as long as two years to elect a majority of our directors, and this may delay or deter a change of control of the company, even when our other shareholders may favor the change of control.

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations. When we use any of the words "believes," "expects," "intends," "anticipates" or similar expressions, we are making forward-looking statements. Examples of types of forward-looking statements include trends in our dayrates and rig utilization rates, expectations or trends in industry conditions, the anticipated level of our capital expenditures, and the expected impact of risks on our results of operations and revenues. You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus, could affect our future financial results and performance and cause our results or performance to differ materially from those expressed in our forward-looking statements:

     - fluctuations in the price of oil and natural gas;

     - consolidation in the oil and gas industry;

     - adverse changes in contract drilling industry conditions;

     - consolidation in the drilling industry;

     - competition from other drilling contractors;

     - increases in industry fleet capacity;

     - the impact of present or future environmental legislation and compliance with environmental laws;

     - the ongoing need for capital improvements;

     - refurbishing and fabrication costs for drilling rigs;

     - replacement costs for rig related equipment and spare parts;

     - financing costs;

     - changes in operating expenses;

     - hiring and retaining skilled employees;

     - uncertainties arising out of our operations outside the United States;

     - adverse changes in applicable tax laws;

     - adverse changes in governmental rules and fiscal policies;

     - civil unrest;

     - acts of God;

     - acts of war; and

     - other factors described in this prospectus under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for these statements.

     You should consider these risks when you purchase our ordinary shares and the risks discussed in "Risk Factors."

                      ENFORCEABILITY OF CIVIL LIABILITIES

     Both we and the selling shareholder are Cayman Islands companies. In addition, some of our directors and officers are residents of various jurisdictions outside the United States. All or a substantial portion of our assets, the selling shareholder's assets and the assets of some of our directors and officers are located outside the United States. As a result, investors may have difficulty in serving process within the United States upon these persons or to enforce in the United States judgments obtained against these persons in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by our Cayman Islands counsel, Maples and Calder, that there is doubt as to whether Cayman Islands courts would enforce (a) judgments of U.S. courts obtained in actions against these persons or us that are predicated upon the civil liability provisions of the U.S. federal securities laws or (b) original actions brought in the Cayman Islands against us, or these persons, predicated upon the U.S. federal securities laws.

     There is no treaty in effect between the United States and the Cayman Islands providing for this enforcement, and there are grounds upon which remedies available under the U.S. federal securities laws would not be allowed in Cayman Islands courts as contrary to that nation's policy.

                                USE OF PROCEEDS

     We will not receive any proceeds from the offering. The selling shareholder will receive all proceeds from the offering, net of the underwriting discount. We will pay all of the expenses of the offering, including the expenses of the selling shareholder, other than the underwriters' discounts and commissions. For a description of the contractual provisions under which we will pay these expenses, see "Our Relationship with Kuwait Petroleum Corporation -- Related Party Agreements -- Intercompany Agreement."

              PRICE RANGE OF ORDINARY SHARES AND DIVIDEND HISTORY

     Our ordinary shares are listed on the New York Stock Exchange under the symbol "SDC." The following table sets forth the high and low prices of the ordinary shares as reported in the consolidated transaction reporting system of the New York Stock Exchange for the periods indicated.

                                                                    PRICE
                                                                  PER SHARE
                                                               ----------------
CALENDAR PERIOD                                                 HIGH      LOW
---------------                                                 ----      ---
1998
  First Quarter.............................................   $41.50    $29.75
  Second Quarter............................................    42.94     28.44
  Third Quarter.............................................    31.44     12.25
  Fourth Quarter............................................    21.19     11.19
1999
  First Quarter.............................................    20.38     13.00
  Second Quarter............................................    23.31     16.19
  Third Quarter.............................................    27.00     19.13
  Fourth Quarter............................................    26.00     19.00
2000
  First Quarter.............................................    38.38     24.38
  Second Quarter (through June 1, 2000).....................    39.13     28.50

     See the cover page of this prospectus for a recent price of the ordinary shares. As of May 31, 2000, there were approximately 285 shareholders of record in the United States holding 40,529,317 ordinary shares and approximately 215 shareholders of record outside of the U.S. holding 74,614,935 ordinary shares. These numbers include persons or entities holding shares as nominees for beneficial owners.

     We paid a dividend of $0.0325 per share during each period shown in the table above. The dividends we paid in a given quarter related to the immediately preceding quarter. As a matter of current policy, we intend to pay quarterly dividends on the outstanding ordinary shares, presently at the quarterly rate of $0.0325 per share. Our payment of dividends in the future, if any, will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, cash requirements, future business prospects and other factors. We cannot assure you that we will pay any dividends in the future.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read this information along with our consolidated financial statements and the notes to those financial statements included in this prospectus.

RESULTS OF OPERATIONS

  GENERAL

     OVERVIEW. The contract drilling industry is a highly competitive and cyclical industry that is influenced by customer drilling budgets and expenditures and oil and natural gas pricing, consumption and demand. Our contract drilling revenues vary based upon demand, which affects the number of days the rig fleet is utilized and the dayrates received. Revenue can also increase or decrease as a result of the acquisition or disposal of rigs. To improve utilization, realize higher dayrates or retain market share, we may move our rigs from one market to another. During the period in which a rig is moved to a new market, revenues generally are adversely affected. As a response to changes in demand and dayrate conditions, we may withdraw a rig from the market by "stacking" it in an idle mode or may reactivate a rig that was previously stacked. Withdrawing a rig from a market may decrease revenues and reactivating a rig may increase revenues. The volatile and cyclical nature of the industry may be further exacerbated as newly built rigs enter the market and drilling companies compete for the opportunities to contract offshore and land rigs.

     INDUSTRY CONDITIONS. During an up cycle in the contract drilling industry, our drilling services are in high demand, and we may contract our drilling fleet at relatively high dayrates. During an industry down cycle, we compete aggressively for drilling contracts at lower rates and we often must accept less favorable contract terms. In addition, during a down cycle, we may have to lay-up or "stack" idle rigs, which often results in terminating the employment of all or part of the associated rig crews.

     The volatility of our business is caused by many factors beyond our control, including:

     - the current and anticipated prices of oil and natural gas;

     - the drilling expenditures of oil and gas companies;

     - political and economic factors, including war and civil disturbances, export sales restrictions, embargoes and expropriation or nationalization with or without compensation; and

     - the conversion of existing rigs and construction of new rigs by our competitors.

     Oil and natural gas prices are extremely volatile and are affected by numerous factors, including:

     - worldwide demand for oil and natural gas;

     - the ability of the Organization of Petroleum Exporting Countries, also referred to as OPEC, to set and maintain production levels and pricing;

     - the level of production of non-OPEC countries;

     - the policies of the various governments regarding exploration and development of their oil and natural gas reserves;

     - advances in exploration and development technology; and

     - the political environment of oil-producing regions.

     During the second quarter of 1998, drilling activity slowed in response to weak oil prices that had been declining since late 1997. Oil and gas companies responded to depressed prices by reducing their drilling expenditures, thus reducing rig utilization. As a result, for the year ended December 31, 1999, we experienced sequential quarterly declines in rig utilization and generally lower average rig dayrates, the combination of which led to decreased operating revenues and lower net income. Other revenues, including those associated with mobilization, incentive programs, drilling related services and project management, were adversely impacted as well. We took action to minimize the consequent decline in operating margin, such as selectively reducing personnel employment as rigs became idle, deferring non-essential operating expenses, reducing land based support personnel, deferring compensation actions and applying other cost reduction measures. We will continue to evaluate market conditions and make further adjustments as appropriate.

     While the drilling industry has benefited from the increase in oil and natural gas prices beginning in the second quarter of 1999, the industry is still suffering from the latest downturn in rig utilization and dayrates. We believe that if oil and natural gas prices remain at or around current levels, the offshore drilling market will improve moderately during 2000. The recent improvement in the offshore drilling market began in the U.S. Gulf of Mexico, where dayrates tend to be more responsive to changes in oil and natural gas prices than in international markets. The international markets in which we operate recently have begun to recover as the major and national oil and gas companies that dominate these markets experience increased cash flows. As a result, we expect that these oil and gas companies will increase their exploration and production spending.

     RECENT DEVELOPMENTS. Our drilling operations have recently begun to recover from the industry-wide downturn. Our earnings during the first quarter of 2000 were an improvement over our earnings in the fourth quarter of 1999, which quarter had marked our fourth successive quarter of declining income.

     During the first quarter of 2000 compared to the fourth quarter of 1999, our total operating revenues increased $7.4 million while our total operating costs increased only $1.0 million, equating to an operating margin increase of $6.4 million, or 17.1%. Operating margins from our heavy duty harsh environment jackups increased mainly due to the first full quarter of operations of the Galaxy III and higher utilization of the Monitor. Increased utilization of our 300-350 foot premium cantilever jackups, mainly those working in Egypt, Saudi Arabia and Indonesia, and of our 200-250 foot jackups working in Egypt also resulted in increased revenues. The identified increased jackup revenues were partly offset by costs associated with increased maintenance activities on Rig 134 while in the shipyard. The semisubmersible rig business segment margin decreased primarily due to maintenance costs incurred on Rig 135 and on the Aleutian Key while idle. The land rig business segment margin decreased slightly due to lower utilization and average dayrates.

     Operating income for the quarter ended March 31, 2000 increased $4.0 million, or 25.4%, compared to the quarter ended December 31, 1999. This increase resulted primarily from the operating margin increase of $6.4 million, partially offset by $1.8 million increased depreciation and amortization expense, mainly due to full quarter operations of the Galaxy III, and $0.4 million increased general and administrative expense. Other income (expense), net, decreased $1.2 million and the provision for income taxes increased $0.9 million, leading to a $1.9 million, or 11.8%, increase in net income for the first quarter of 2000 compared with the last quarter of 1999.

     OPERATING REVENUES. We derive our revenues primarily from dayrates under drilling contracts and the provision of drilling related services. A drilling contract may provide both dayrate and drilling related service revenues.

     Changes in or renewals of contracts may alter the composition of our revenues. We recognize revenues from dayrate drilling contracts as we perform the required work. When we are required to move or enhance a rig, we may receive a lump-sum payment to offset all or a portion of the cost. When we move an offshore rig from one market to another under a contract, we recognize mobilization revenues less costs incurred over the term of the related drilling contract. If we move a rig without a contract, we immediately charge all costs incurred against income. We recognize payments received for rig enhancements as revenues over the term of the related drilling contract. Revenues from contract drilling may fluctuate from quarter to quarter due to the timing of contract completions, mobilizations, scheduled maintenance and the weather.

     We also earn revenue by providing drilling related services to the international oil and gas industry, including third party rig operations, incentive drilling, drilling engineering and project management. We recognize revenues from third party rig operations and drilling engineering services as we perform the services. We may derive revenues from performance-based incentive drilling contracts, including turnkey and footage contracts, by negotiating the opportunity to earn incremental revenue by meeting or exceeding job performance criteria. We recognize incremental revenues from these incentive drilling contracts as the terms and conditions of each contract are fulfilled. We use the percentage of completion method to account for project management contracts. Revenues from drilling services fluctuate from quarter to quarter as a result of the amount of services being performed during the quarter and the timing of achievement of performance objectives under incentive based and project management contracts.

     OPERATING COSTS. Our operating costs are primarily made up of those expenses necessary to maintain and staff our rigs. Additionally, we pay for costs associated with local operations, including warehousing and staff support. We recognize activities that maintain rather than upgrade the rigs as an operating cost. These repair and maintenance activities may include, but are not limited to, painting, inspections and routine overhauls and repairs. These operating costs also include the purchase of parts and materials from third parties, the prices of which vary from period to period and are, in part, impacted by factors outside our control. These factors include the demand for these parts and materials relative to supply and raw material costs. While we have experienced significant increase in the cost of rig-related equipment and spare parts due to manufacturer/supplier price increases over the past few years, prices generally stabilized in 1998 and 1999. Our financial results could be negatively impacted if these or similar cost increases occur in the future.

     Operating costs are not affected by changes in dayrates, nor are they necessarily significantly affected by fluctuations in utilizations. For instance, if a rig is idle for a short period of time, we realize few decreases in operating expenses because the rig typically is maintained in a ready-to-operate state with a full crew. However, if a rig is expected to be idle for more than a short period of time, we may reduce the size of the rig's crew and take steps to maintain the rig in an idle or "stacked" mode, which lowers expenses and partially offsets the negative impact on operating income associated with loss of revenues. Furthermore, we often elect to perform extensive maintenance on a rig while it is in the idle mode, in which case operating expenses could be as high or higher than those experienced in the operating mode.

     OPERATING INCOME. In addition to operating revenues and costs, operating income is also affected by the level of general and administrative expense, depreciation and amortization expense and any gains or losses from the sale or retirement of assets. We capitalize costs of rig upgrades and depreciate these costs over the expected useful lives of the upgrades. Increased depreciation expense subsequent to capital upgrade decreases operating income.

     PROVISION FOR TAXES ON INCOME. We are not subject to income taxes in the Cayman Islands. Generally, the relationship between income before provision for income taxes and the provision for income taxes varies from period to period because each country in which we operate has its own tax system and because the amounts earned in, and subject to tax by, each jurisdiction change from period to period. Increases or decreases in our consolidated pre-tax income may not lead to corresponding changes in our effective tax rate because a substantial portion of our pre-tax income is either not subject to taxation or is subject to taxation at rates lower than our average worldwide rates. For a discussion of how our income is taxed, see note 5 of the notes to the consolidated financial statements included in this prospectus.

     The following tables present data relating to our operating revenues, operating costs, operating income, utilization and average dayrates by business segments.

                                                                                           THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,             ------------------------------------------
                                  ------------------------------------------    MARCH 31,     DECEMBER 31,    MARCH 31,
                                     1997            1998            1999          1999           1999           2000
                                  ----------      ----------      ----------    ---------     ------------    ---------
                                                                      (IN THOUSANDS)
OPERATING REVENUES
Heavy duty harsh environment
  jackup rigs...................    $135,931       $148,997       $181,662       $ 45,262       $ 44,398       $ 55,395
Semisubmersible rigs............      87,787        114,952         88,702         28,917         11,597          5,364
300-350 foot premium cantilever
  jackup rigs...................     121,854        150,602         81,015         34,067         10,622         13,699
200-250 foot jackup rigs........     122,817        143,164         58,351         20,794         11,293         14,419
Other marine rigs(1)............      11,984         11,836             --             --             --             --
                                    --------       --------       --------       --------       --------       --------
        Total marine rigs.......     480,373        569,551        409,730        129,040         77,910         88,877
Land rigs.......................     125,527        147,880        143,227         34,801         36,424         34,592
Drilling related services.......      81,472         92,746         60,143         21,373         10,586          8,787
Other...........................       1,585          1,169          1,141            302            204            292
                                    --------       --------       --------       --------       --------       --------
        TOTAL OPERATING
          REVENUES..............     688,957        811,346        614,241        185,516        125,124        132,548
                                    --------       --------       --------       --------       --------       --------
OPERATING COSTS(2)
Heavy duty harsh environment
  jackup rigs...................      47,091         49,549         62,175         14,437         16,950         17,385
Semisubmersible rigs............      41,694         63,712         43,969         10,715         11,034         13,181
300-350 foot premium cantilever
  jackup rigs...................      59,645         58,373         48,459         13,238         11,230         12,664
200-250 foot jackup rigs........      59,260         66,982         49,992         12,243         13,652         13,686
Other marine rigs(1)............       8,477          8,659             --             --             --             --
                                    --------       --------       --------       --------       --------       --------
        Total marine rigs.......     216,167        247,275        204,595         50,633         52,866         56,916
Land rigs.......................      86,547         97,966         95,255         23,606         24,607         23,632
Drilling related services.......      61,641         65,665         42,437         15,633          6,953          6,081
Other...........................       9,478          3,116         13,476          3,641          3,175          2,014
                                    --------       --------       --------       --------       --------       --------
        TOTAL OPERATING COSTS...     373,833        414,022        355,763         93,513         87,601         88,643
                                    --------       --------       --------       --------       --------       --------
OPERATING MARGIN
Heavy duty harsh environment
  jackup rigs...................      88,840         99,448        119,487         30,825         27,448         38,010
Semisubmersibles................      46,093         51,240         44,733         18,202            563         (7,817)
300-350 foot premium cantilever
  jackup rigs...................      62,209         92,229         32,556         20,829           (608)         1,035
200-250 foot jackup rigs........      63,557         76,182          8,359          8,551         (2,359)           733
Other marine rigs(1)............       3,507          3,177             --             --             --             --
                                    --------       --------       --------       --------       --------       --------
        Total marine rigs.......     264,206        322,276        205,135         78,407         25,044         31,961
Land rigs.......................      38,980         49,914         47,972         11,195         11,817         10,960
Drilling related services.......      19,831         27,081         17,706          5,740          3,633          2,706
Other...........................      (7,893)        (1,947)       (12,335)        (3,339)        (2,971)        (1,722)
                                    --------       --------       --------       --------       --------       --------
        TOTAL OPERATING
          MARGIN................     315,124        397,324        258,478         92,003         37,523         43,905
                                    --------       --------       --------       --------       --------       --------

                                                                                           THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,             ------------------------------------------
                                  ------------------------------------------    MARCH 31,     DECEMBER 31,    MARCH 31,
                                      1997           1998           1999           1999           1999           2000
                                      ----           ----           ----        ---------     ------------    ---------
                                                                      (IN THOUSANDS)
DEPRECIATION/(GAIN) LOSS ON SALE
  OF ASSETS
Heavy duty harsh environment
  jackup rigs...................    $ 10,974       $ 12,423       $ 18,034       $  4,545       $  4,537       $  6,292
Semisubmersibles................       3,752          4,975          6,558          1,518          1,802          1,821
300-350 foot premium cantilever
  jackup rigs...................       9,625          9,836         10,535          2,679          2,519          2,853
200-250 foot jackup rigs........       7,185          9,011          9,378          2,295          2,321          2,092
Other marine rigs(1)............         321            231             --             --             --             --
                                    --------       --------       --------       --------       --------       --------
        Total marine rigs.......      31,857         36,476         44,505         11,037         11,179         13,058
Land rigs.......................      12,138         10,387         23,219          5,715          6,031          6,169
Drilling related services.......         322          1,102            912            242            222            225
Other...........................       1,254          1,854          2,190            464            644            623
                                    --------       --------       --------       --------       --------       --------
  TOTAL DEPRECIATION/(GAIN) LOSS
    ON SALE OF ASSETS...........      45,571         49,819         70,826         17,458         18,076         20,075
                                    --------       --------       --------       --------       --------       --------
Unallocated amount:
  General and administrative....      20,149         22,161         18,596          5,189          3,726          4,121
                                    --------       --------       --------       --------       --------       --------
OPERATING INCOME................    $249,404       $325,344       $169,056       $ 69,356       $ 15,721       $ 19,709
                                    ========       ========       ========       ========       ========       ========
OPERATING INCOME AS A PERCENTAGE
  OF REVENUES...................        36.2%          40.1%          27.5%          37.4%          12.6%          14.9%
                                    ========       ========       ========       ========       ========       ========
AVERAGE RIG FLEET UTILIZATION
Heavy duty harsh environment
  jackup rigs...................        99.0%          98.3%          93.0%         100.0%          81.1%          91.9%
Semisubmersible rigs............        97.2           91.1           84.7          100.0           54.3           33.3
300-350 foot premium cantilever
  jackup rigs...................        97.2           94.7           74.0           89.7           60.6           67.3
200-250 foot jackup rigs........        99.3           88.4           48.2           54.2           47.9           72.3
Other marine rigs(1)............       100.0          100.0             --             --             --             --
        Average of all marine
          rigs..................        98.4           93.0           69.9           80.2           59.6           70.6
Land rigs.......................        90.8           88.8           68.6           73.0           69.5           68.1
AVERAGE DAYRATES
Heavy duty harsh environment
  jackup rigs...................    $ 94,005       $100,132       $105,434       $100,582       $112,400       $110,349
Semisubmersible rigs............      82,507        115,298         95,584        107,100         77,313         58,945
300-350 foot premium cantilever
  jackup rigs...................      42,952         54,487         37,472         52,735         23,816         24,862
200-250 foot jackup rigs........      37,662         49,299         36,838         47,367         28,446         27,413
Other marine rigs(1)............      16,416         18,237             --             --             --             --
        Average of all marine
          rigs..................      51,443         64,707         64,050         71,490         56,131         53,220
Land rigs.......................      14,611         15,642         17,593         16,596         17,271         16,924

---------------

(1) During the fourth quarter of 1998, our lake barge rig, the Rey del Lago, was retired from service. Effective January 1, 1999, we reclassified our platform rig as a component of drilling related services.

(2) Exclusive of depreciation which is presented separately below.

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

     OPERATING REVENUES. Our total operating revenues in the first quarter of 2000 decreased $53.0 million, or 28.6%, compared to the first quarter of 1999. Revenues from our heavy duty harsh environment jackup rig fleet increased $10.1 million, or 22.4%, primarily because of the commencement of operation of Galaxy III on December 5, 1999, which generated $14.2 million of additional revenue. Partially offsetting this increase were lower utilization, equal to $3.0 million, primarily for the Monitor, and lower average dayrates, equal to $1.1 million. Operating revenues for our semisubmersible rigs decreased $23.6 million, or 81.5%, mainly due to idle time incurred for Rig 135 and the Aleutian Key, equal to $19.8 million, and a 45.0% decrease in average dayrates, equal to $3.8 million. Revenues from our 300-350 foot premium cantilever jackups decreased $20.4 million, or 59.8%, primarily because of a 52.9% decrease in average dayrates, equal to $16.3 million, and decreased utilization of rigs in Egypt and Saudi Arabia, equal to $5.2 million. These decreases were partially offset by increased utilization of the Galveston Key in Indonesia, equal to $1.1 million. Revenues from 200-250 foot jackup rigs decreased $6.4 million, or 30.7%, mainly due to a 42.1% decrease in average dayrates, equal to $8.2 million, lower utilization of Rig 103 in Qatar, equal to $2.0 million, and the idling of Rig 134 as it was upgraded during the first quarter of 2000, equal to $1.9 million. These decreases were partially offset by increased utilization, equal to $5.7 million, of rigs in Egypt and for Rig 127 in Qatar. Revenues from drilling related services decreased $12.6 million, or 58.9%, primarily because of a $6.7 million decrease in revenues from incentive contracts and a $6.1 million decrease in third party rig operations. These decreases were partially offset by $0.3 million in revenues from our platform rig. Revenues from both incentive drilling and third party rig operations decreased mainly due to lower activity in the North Sea.

     OPERATING COSTS. Total operating costs decreased $4.9 million, or 5.2%. Operating expenses from heavy duty harsh environment jackup rigs increased $2.9 million, or 20.4%, primarily due to the commencement of Galaxy III operations on December 5, 1999. Semisubmersible rig operating costs increased $2.5 million, or 23.0%, primarily due to maintenance costs incurred on Rig 135 and on the Aleutian Key while idle. Operating costs for the 200-250 foot jackups rigs increased $1.4 million, or 11.8%, primarily due to increased utilization. Operating expenses from drilling related services decreased $9.6 million, or 61.1%, primarily due to a $6.3 million decrease in expenses associated with incentive drilling contracts and a $3.2 million decrease in expenses from third party operations. Other operating expenses decreased $1.6 million, or 44.7%, primarily due to decreased provision for inventory obsolescence.

     GENERAL AND ADMINISTRATIVE. General and administrative expense decreased $1.1 million, or 20.6%, primarily due to lower employee benefit costs.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $2.7 million, or 15.3%, for the quarter ended March 31, 2000 as compared with the same period in the prior year. The addition of the Galaxy III added $1.7 million of depreciation expense and the addition of the Rig 180 increased depreciation expense by $0.4 million. The remainder of the increase was due to depreciation of general capital additions to all other rigs and equipment.

     OTHER INCOME (EXPENSE), NET. Other income increased $2.1 million for the quarter ended March 31, 2000, mainly due to increased investment income, primarily due to higher invested balances of cash and cash equivalents.

     PROVISION FOR TAXES ON INCOME. The provision for taxes on income decreased $7.3 million, or 65.2%, for the first quarter of 2000 as compared with the same quarter of 1999. The provision for income taxes represents 2.9% of our revenue for the quarter ended March 31, 2000 versus 6.0% for the quarter ended March 31, 1999. Our effective tax rate for the quarter ended March 31, 1999 was 16.1% and we estimate for the quarter ended March 31, 2000 was 17.6%, which we believe is indicative of the effective tax rate for the year ending December 31, 2000.

     NET INCOME. Net income for the quarter ended March 31, 2000 decreased $40.2 million, or 68.7%, to $18.3 million as compared to $58.5 million for the same period in the prior year. This decrease resulted primarily from $53.0 million decreased operating revenues and $2.7 million increased depreciation and amortization expense, partially offset by decreased operating expense of $4.9 million, $2.1 million higher other income (expense), net, decreased general and administrative expense of $1.1 million and a $7.3 million decrease in the provision for income taxes.

YEARS ENDED DECEMBER 31, 1999 AND 1998

     OPERATING REVENUES. Our total operating revenues decreased $197.1 million, or 24.3%, during 1999 compared to 1998. Revenues from our heavy duty harsh environment jackup rig fleet increased $32.7 million, or 21.9%, primarily because 1999 was the first full year of operations for the Galaxy II. It contributed $41.6 million to our 1999 revenues. Also, the Galaxy III began operations on December 5, 1999, which contributed $4.1 million to our 1999 revenues. These increased revenues, however, were partially offset by lower utilization, equal to $8.1 million, and lower average dayrates, equal to $4.9 million, for our heavy duty harsh environment jackup rigs overall. Semisubmersible rig revenues decreased $26.3 million, or 22.8%, mainly due to 17.1% lower average dayrates, equal to $17.6 million, and lower utilization, equal to $8.7 million. Revenues from 300-350 foot premium cantilever jackups decreased $69.6 million, or 46.2%, primarily because of a 31.2% decrease in average dayrates, equal to $46.4 million, and decreased utilization of rigs in Egypt, Indonesia, Vietnam and Malaysia, equal to $27.8 million. These decreased revenues were partially offset by increased utilization of the Compact Driller, equal to $4.6 million. Revenues from 200-250 foot jackup rigs decreased $84.8 million, or 59.2%, mainly due to lower utilization, equal to $54.0 million, of rigs in Egypt, Qatar and Venezuela and a 25.3% decrease in average dayrates, equal to $30.8 million. Other marine revenues decreased $11.8 million due to the retirement of the Rey del Lago and the reclassification of our platform rig to drilling related services. Revenues from land rigs decreased $4.7 million, or 3.1%, primarily due to decreased utilization, equal to $38.1 million, and lower average dayrates, equal to $2.0 million, earned by rigs in Egypt, Oman, Qatar and Venezuela. These decreased revenues were partially offset by $21.8 million of increased revenue from the first full year of operations of three rigs placed in service in 1998 and $13.6 million of increased revenue from two new rigs placed in service during 1999. Revenues from drilling related services decreased $32.6 million, or 35.2%, due to a $16.9 million decrease in revenues from incentive contracts and decreased third party rig operations revenues of $19.7 million. These decreased revenues were also partially offset by $4.0 million in revenues from our platform rig that was transferred from other marine rigs effective January 1, 1999. Incentive drilling revenues decreased because of a decrease in the number of contracts containing incentive based provisions, primarily in the North Sea, Egypt, Qatar and Venezuela. Third party operations revenues decreased mainly due to fewer contracts in the North Sea and Venezuela, partially offset by increased transportation operations in Kuwait.

     OPERATING COSTS. Our total operating costs decreased $58.3 million, or 14.1%, in 1999 compared to 1998. Operating expenses from heavy duty harsh environment jackup rigs increased $12.6 million, or 25.5%, primarily because 1999 was the first full year of operations for the Galaxy II. Also, the Galaxy III began operations on December 5, 1999, which contributed to these increased costs. Semisubmersible rig operating costs decreased $19.7 million, or 31.0%, primarily due to non-recurring Rig 140 upgrade costs in 1998 and lower amortization of mobilization costs for Rig 135 in 1999. Operating costs for the 300-350 foot premium cantilever jackup rigs decreased $9.9 million, or 17.0%, primarily due to lower utilization. Operating costs for the 200-250 foot jackup rigs decreased $17.0 million, or 25.4%, primarily due to lower utilization of rigs in Egypt, Qatar and Venezuela. These decreased costs were partially offset by increased maintenance activity. Other marine operating expenses decreased $8.7 million due to the retirement of our lake barge and the reclassification of our platform rig to drilling related services. Operating costs associated with land rigs decreased $2.7 million, or 2.8%, primarily due to reduced utilization. These decreased costs were partially offset by increased costs associated with the first full year operations of three rigs placed in service in 1998, equal to $12.6 million, and costs for two new rigs placed in service in 1999, equal to $7.0 million. Operating expenses from drilling related services decreased $23.2 million, or 35.4%, primarily due to a $10.6 million decrease in expenses from incentive drilling activities and $15.5 million decreased expenses from third party rig operations. These decreased costs were also partially offset by $2.8 million in expense from our reclassified platform rig. Other operating expenses increased $10.4 million, primarily due to increased provision for inventory obsolescence.

     GENERAL AND ADMINISTRATIVE. General and administrative expense decreased $3.6 million, or 16.1%, primarily due to decreased costs associated with reduced staff and lower employee benefit costs.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization expense increased $15.8 million, or 28.4%, for the year ended December 31, 1999 as compared with 1998. Depreciation of land rigs placed in service during 1998 and 1999 resulted in increased expense of $6.8 million. The addition of the Galaxy II at the end of 1998 increased depreciation expense by $5.3 million in 1999. The remainder of the increase was due to depreciation of general capital additions to all other rigs and equipment.

     GAIN ON SALE OF ASSETS. Gain on sale of assets decreased $5.2 million for the year ended December 31, 1999 as compared with the prior year. During 1998, we recognized a $4.8 million gain due to insurance recovery for damages sustained on a land rig following a blowout incident. The remaining decrease of $0.4 million resulted from lower sales and dispositions of miscellaneous equipment.

     OTHER INCOME OR EXPENSE, NET. Other income increased $8.1 million during 1999 compared with 1998, mainly due to $4.9 million increased investment income associated with higher invested balances of cash and cash equivalents, $1.6 million decreased foreign exchange losses, primarily from operations in Indonesia and Venezuela, and $1.6 million lower non-operating charges, mainly due to a decrease in the provision for contingency reserves.

     PROVISION FOR TAXES ON INCOME. The provision for income taxes for the year ended December 31, 1999 decreased $10.9 million, or 27.5%, primarily due to lower reportable earnings, principally in Egypt and the North Sea. This decrease was partially offset by the commencement of Galaxy II operations in Canada and Rig 135 operations in Trinidad. Our annualized effective tax rate increased to 16.1% in 1999 from 12.1% for 1998 due to changes in the mix of reportable earnings generated within the various taxing jurisdictions in which we operate. The provision for income taxes represents 4.7% of our 1999 revenue versus 4.9% of our 1998 revenue.

     NET INCOME. Net income for the year ended December 31, 1999 decreased $137.3 million, or 47.8%, to $149.8 million as compared to $287.1 million for the prior year. This decrease resulted primarily from $197.1 million of decreased operating revenues, increased depreciation and amortization expense of $15.8 million and $5.2 million lower gains on sale of assets. Partially offsetting these decreases to net income were lower operating expense of $58.3 million, decreased general and administrative expense of $3.6 million, $8.1 million of higher other income, net and a $10.9 million decreased provision for income taxes.

YEARS ENDED DECEMBER 31, 1998 AND 1997

     OPERATING REVENUES. Our total operating revenues increased $122.4 million in 1998, or 17.8%, compared to 1997. Revenues from our heavy duty harsh environment jackup rig fleet increased $13.1 million, or 9.6%. Average dayrates increased 6.5%, or $8.4 million. Our rig Galaxy II began operations on November 9, 1998, contributing revenues of $6.0 million in 1998. The Galaxy I worked an additional eight days in 1998, contributing revenues of $0.8 million. These increased revenues were partially offset by a decrease in revenue of $2.1 million due to the Magellan being idle while completing certification inspections and preparing for a new contract. Operating revenues for our three semisubmersibles increased $27.2 million, or 30.9%, mainly due to a 39.7% increase in average dayrates, equal to $30.5 million, and 31 days increased Rig 135 utilization in the North Sea, equal to $3.0 million. These increases were partially offset by 98 days lower utilization of Rig 140, equal to $6.3 million, as it was relocated from the Gulf of Mexico to the North Sea and undergoing a planned shipyard maintenance and capital upgrade program before the commencement of its new contract. Revenues from our 300-350 foot premium cantilever jackups increased $28.7 million, or 23.6%, primarily because of a 26.9% increase in average dayrates, equal to $33.7 million. These increased revenues were partially offset by lower utilization, equal to $5.0 million, mainly for the Parameswara as it was moved from Australia to Malaysia and the Compact Driller as it was moved from Gabon to Thailand. Revenues from 200-250 foot jackup rigs increased $20.3 million, or 16.6%, mainly due to a 30.9% increase in average dayrates, equal to $33.3 million. These increased revenues were partially offset by 357 days lower utilization, equal to $12.9 million, primarily on Rig 134 in Indonesia, Rig 127 in Qatar, the Key Victoria in Venezuela and Rig 141 in Oman. Revenues from land rigs increased by $22.4 million, or 17.8%. Four new land rigs, three in South America and one in North Africa, commenced operations in the calendar year ended December 31, 1998, increasing revenues by $10.7 million. Higher utilization of four rigs that were placed in service in the Middle East during 1997 contributed higher revenues of $14.5 million in 1998. Revenues from the remaining land rigs decreased $2.8 million due to 475 days decreased utilization, equal to $6.5 million. These decreased revenues were partially offset by increased average dayrates, equal to $3.7 million. Revenues from drilling related services increased $11.3 million, or 13.8%, primarily because of a $14.0 million increase in revenues from incentive contracts. These increased revenues were partially offset by a $2.7 million decrease in third party rig operations revenues. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in the North Sea. Third party operations revenues decreased mainly due to the August 1997 implementation of a joint venture company that operates a third party semisubmersible in the Caspian Sea. We solely operated the rig before that date. Decreased well engineering services in the North Sea were partially offset by increased activity in the Middle East.

     OPERATING COSTS. Our total operating costs increased $40.2 million in 1998, or 10.8%, compared to 1997. Operating costs for our heavy duty harsh environment jackup rigs increased $2.5 million, or 5.2%, primarily due to increased costs associated with a new contract for the Magellan and the commencement of operations of the Galaxy II in November 1998. Semisubmersible rig operating costs increased $22.0 million, or 52.8%, primarily due to the relocation of Rig 140 from the Gulf of Mexico and costs incurred for its planned shipyard maintenance program before commencing new work in the North Sea. Operating costs for our 200-250 foot jackup rigs increased $7.7 million, or 13.0%, mainly due to increased costs associated with a new contract for the Key Victoria in South America, increased costs associated with maintenance and support on the Key Bermuda in Nigeria and increased maintenance costs for Rig 127 in Qatar. Operating costs associated with land rigs increased $11.4 million, or 13.2%, in 1998 primarily due to the staged deployment of eight additional rigs during the years ended December 31, 1998 and December 31, 1997. The deployment of three rigs in South America and one in North Africa during 1998 increased operating costs by $7.5 million. Increased utilization of rigs deployed in 1997, two to Saudi Arabia and two to the Kuwait-Saudi Partitioned Neutral Zone, resulted in increased expense of $7.2 million. These increased costs were partially offset by a decrease of $3.3 million in land rig operating costs resulting mainly from decreased utilization. Operating costs from drilling related services increased $4.0 million, or 6.5%. Incentive drilling expense increased $7.5 million mainly due to an increase in the number of contracts containing incentive based provisions in the North Sea. Third party rig operations expenses decreased $3.5 million mainly due to the August 1997 implementation of a joint venture company that operates a third party semisubmersible in the Caspian Sea and decreased well engineering services in the North Sea. These decreased costs were partially offset by increased activity in the Middle East. The $6.4 million, or 67.1%, decrease in other operating costs was primarily due to reduced provision for inventory obsolescence.

     GENERAL AND ADMINISTRATIVE. General and administrative expense increased $2.0 million, or 10.0%, primarily due to increased costs associated with becoming a public company in June 1997, equal to $1.0 million, increased employee benefit plan costs, equal to $0.5 million, and increased costs associated with higher staff levels, equal to $0.5 million.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $9.6 million, or 20.8%, for the year ended December 31, 1998 as compared with the same period in the prior year. Depreciation of eight new land rigs placed in service during 1998 and 1997 and the Galaxy II resulted in increased expense of $2.8 million in 1998, with the remainder of the increase due to depreciation of general capital additions to all other rigs and equipment.

     GAIN ON SALE OF ASSETS. Gain on sale of assets increased $5.4 million for the year ended December 31, 1998 as compared with the prior year. On July 10, 1998, Rig 162, one of our land rigs operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. As permitted by the drilling contract, the customer elected to cancel the remaining term of the contract and we determined that the rig would not be rebuilt. We received $13.8 million total proceeds from our insurance carrier in an unrepaired partial loss settlement. Because of this settlement, we recognized a $4.8 million gain during the fourth quarter of 1998. The remaining increase of $0.6 million resulted from increased sales and dispositions of miscellaneous equipment.

     OTHER INCOME OR EXPENSE, NET. This category experienced a $1.5 million decrease for the year ended December 31, 1998. Foreign exchange losses increased $1.7 million, primarily resulting from unfavorable movements of the dollar in relation to the Indonesian rupiah and the Venezuelan bolivar. Other charges increased $0.9 million, primarily due to increased provision for contingencies. Investment income increased by $1.1 million, primarily due to higher invested balances.

     PROVISION FOR TAXES ON INCOME. The provision for income taxes for the year ended December 31, 1998 increased $12.0 million, or 43.8%, primarily due to increased earnings in North Africa, South America, Southeast Asia and the U.K., leading to an increase in our effective tax rate to 12.1% from 10.9% for 1997. The provision for income taxes represents 4.9% of our 1998 revenue versus 4.0% of our 1997 revenue.

     NET INCOME. Net income for the year ended December 31, 1998 increased $62.3 million, or 27.7%, to $287.1 million as compared to $224.8 million for the prior year. This increase resulted primarily from the increase of $122.4 million in our operating revenues and $5.4 million increased gain on sales of assets. This increase was partially offset by increased operating expense of $40.2 million, increased general and administrative expense of $2.0 million, $9.6 million higher depreciation expense, lower other income or expense, net, of $1.5 million and an increased provision for income taxes of $12.0 million.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $25.3 million for the three months ended March 31, 2000 and $61.4 million for the three months ended March 31, 1999. The decrease in cash flows from operations was primarily attributable to decreases in income before non-cash charges. Investing activities provided cash of $125.0 million for the three months ended March 31, 2000 and used cash of $89.5 million for the corresponding period in 1999. The $214.5 million increase in cash provided by investing activities was primarily due to $184.9 million increased net maturities and purchases of marketable securities and lower capital spending of $29.5 million. Maturities and purchases of marketable securities for the three month periods were primarily for Eurodollar debt instruments and commercial paper with original maturities of more than 90 but less than 365 days. For the three months ended March 31, 2000, cash used in financing activities was $1.8 million and for the three months ended March 31, 1999, cash used in financing activities was $1.6 million. Dividends paid to shareholders amounted to $3.7 million in each period, partially offset by the issuance of shares under our employee share purchase plan of $1.9 million in January 2000 and $2.1 million in January 1999. Our current dividend policy contemplates payment of future quarterly dividends of $0.0325 per ordinary share.

     Net cash provided by operating activities was $254.9 million for the year ended December 31, 1999 and $343.2 million for the year ended December 31, 1998. The decrease in cash flows from operations was primarily attributable to decreased net income adjusted for non-cash charges, partially offset by decreased working capital requirements. Investing activities used cash of $266.7 million for the year ended December 31, 1999 and $272.5 million for the year ended December 31, 1998. The decrease in investing activities of $5.8 million was primarily due to $171.3 million decreased capital spending and advance payments related to drilling rig construction, partially offset by $151.6 million increased net purchases of marketable securities and $13.8 million non-recurring proceeds received in 1998 from the insurance settlement associated with the loss of Rig 162. Cash used in financing activities was $12.8 million for the year ended December 31, 1999, consisting of $14.9 million in dividends paid, partially offset by $2.1 million generated by the January 1999 issuance of shares under our employee share purchase plan. For the year ended December 31, 1998, cash used in financing activities was $14.9 million, consisting solely of dividends paid.

     Capital expenditures totaled $8.7 million for the three months ended March 31, 2000 and $38.3 million for the three months ended March 31, 1999, principally related to rig upgrades and modernization in both periods and rig expansion in 1999. For the three months ended March 31, 2000, capital expenditures on the heavy duty harsh environment jackup rig Galaxy III decreased $21.9 million and spending for new land rigs decreased $5.0 million compared to the corresponding period in 1999. Capital expenditures totaled $124.6 million for the year ended December 31, 1999 and $277.4 million for the year ended December 31, 1998, principally related to rig expansion, upgrades and modernization. In 1999, capital expenditures on the heavy duty harsh environment jackup rigs Galaxy II and Galaxy III decreased $50.2 million for Galaxy II and $35.5 million for Galaxy III, while spending on new land rigs and related expenditures decreased $66.2 million.

     Set forth in the table below is more detailed information on our capital expenditures.

                                                                                      THREE MONTHS
                                                                                         ENDED
                                                      YEAR ENDED DECEMBER 31,          MARCH 31,
                                                   ------------------------------   ----------------
                                                     1997       1998       1999      1999      2000
                                                     ----       ----       ----      ----      ----
                                                                    (IN THOUSANDS)
CAPITAL SPENDING BY SEGMENT:
Heavy duty harsh environment jackup rigs.........  $121,096   $145,411   $ 60,533   $21,879   $  911
Semisubmersibles.................................    11,418     14,329      8,154     1,000    1,310
300-350 foot premium cantilever jackup rigs......    16,273      5,223      4,530      (133)     361
200-250 foot jackup rigs.........................    15,430     19,615     26,825       937      548
Other marine rigs................................        --        293         --        --       --
                                                   --------   --------   --------   -------   ------
      Total marine rigs..........................   164,217    184,871    100,042    23,683    3,130
Land rigs........................................    54,215     88,906     19,750     5,636    1,348
Drilling related services........................        --         79        603        16      243
Other............................................    10,760      3,544      4,213     8,929    4,019
                                                   --------   --------   --------   -------   ------
         TOTAL CAPITAL SPENDING..................  $229,192   $277,400   $124,608   $38,264   $8,740
                                                   ========   ========   ========   =======   ======

     We have budgeted a total of approximately $150.0 million for capital expenditures during the year ending December 31, 2000. Of this $150.0 million, we have budgeted $60.0 million of capital spending to meet contractual obligations to customers and for rig upgrade, modernization and enhancement projects. These projects represent numerous individual transactions spread over the year 2000. Further, we have budgeted $50.0 million intended for use in initiating either the construction or acquisition of one or more rigs, based on market conditions. We also have budgeted $40.0 million for expected equipment upgrades to the semisubmersible Dada Gorgud in anticipation of favorable contract negotiations with oil companies in Azerbaijan. These negotiations have now been successfully concluded, and we will be operating the rig under a drilling contract expected to last approximately six years. We currently estimate having to spend approximately $30.0 million, of which $7.4 million has been spent, for capital improvements to the Dada Gorgud in 2000 to meet the required contract specifications. In negotiating the dayrates under this contract, we took the costs of these upgrades into account so that we could recover these costs. It is expected that the entire 2000 capital program will be funded from internally generated funds. Future capital spending, particularly rig fleet additions, is subject to our prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

     From time to time, we review opportunities for rig acquisition, construction or upgrade. Once we undertake a capital project, factors outside our control, such as changes in market demand, may alter the project economics and we may be unable to fully recoup the cost of these expenditures through future drilling contracts. At any time, if plans for rig acquisition, construction or upgrade were not completed, we would not have those rigs available in our markets.

     Our principal source of funds has been cash flow from operations. We believe available cash resources and cash flows from operations will be sufficient to meet our capital requirements during 2000.

     We currently have a $35.0 million uncommitted credit facility for advances and letter of credit with a major bank. As of March 31, 2000, we had no amounts or commitments outstanding under this facility.

CURRENCY RISK AND INFLATION

     Our international drilling and services contracts are partially payable to us in local currency in amounts that approximate our estimated operating costs, with the balance of the payments under the contract payable in U.S. dollars, except in Kuwait and Saudi Arabia where we are paid entirely in local currency. Because of our strategy, we have reduced our net asset or liability positions denominated in local currencies. As a result, we have not experienced significant gains or losses associated with changes in currency exchange rates. However, to the extent that our revenues denominated in local currency do not equal our local operating expenses, we are exposed to currency exchange transaction losses, which could materially adversely affect our results of operations. We have not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, we may enter into hedging contracts in the future if we assume significant foreign currency risks.

     Although inflation has not had a significant impact on our results of operations during the past several years, labor availability and cost and vendor prices and delivery fluctuate in response to overall drilling industry conditions.

CREDIT RISK

     Our customers consist primarily of major international, state owned and large independent oil companies and their affiliates. We have not incurred any charges for credit losses during the last five years. We cannot assure you, however, that in the future these charges will not occur. These charges may adversely affect our profitability.

OTHER

     Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. These losses, liabilities or obligations may be uninsured or underinsured. As a result of these hazards, we may sustain a loss of revenue by reason of rig loss or damage and may have to pay extraordinary expenses for losses that are uninsured or underinsured.

     In our international operations, we are subject to many environmental laws and regulations, including regulations controlling the discharge of materials into the environment, requiring removal and clean-up of discharged materials or otherwise relating to the protection of the environment. As a result, the application of these laws could materially adversely affect our results of operations by increasing our cost of doing business, discouraging our customers from drilling for hydrocarbons or subjecting us to liability. Laws and regulations protecting the environment have become increasingly stringent in recent years and may impose liability on us for environmental damage and disposal of hazardous materials even if we were not negligent or at fault. We may also be liable for the conduct of others, or for our own acts even if our acts complied with applicable laws at the time we performed those acts.

     Our liquidity may also be adversely impacted by reason of war, political turmoil, revolution, insurrection or similar events which could result in damage to or loss of our rigs, either physically or by reason of nationalization, expropriation or deprivation of use, or could impair the concessionary rights of our customers, thus jeopardizing our drilling contracts. We do not normally insure against these risks. These events could result in an actual or constructive loss of substantial assets and the associated loss of revenues and/or receivables.

IMPACT OF YEAR 2000

     Our successfully implemented Y2K initiative spanned a period of three years and cost approximately $3.0 million. Our worldwide operations were prepared to overcome any failures experienced during the millennium rollover and leap year periods. To date, we have not experienced any disruptions. However, our contingency plans will remain in effect throughout 2000 as circumstances dictate.

                                    BUSINESS

     We are a leading international offshore and land contract driller of oil and natural gas wells. We own and operate a high quality, technologically advanced fleet of 27 marine drilling rigs and 33 land drilling rigs in 15 countries throughout the world. We primarily contract our drilling rigs, related equipment and crews on a dayrate basis. We also provide drilling related services to the international oil and gas industry. These drilling related services include third party rig operations, incentive drilling and drilling engineering and project management services.

     At the core of our rig fleet are our heavy duty harsh environment jackup rigs, which are capable of operating in water depths of up to 350-400 feet. We own and operate one-third of the heavy duty harsh environment jackup rigs currently in service in the drilling industry. Our fleet includes:

     - six heavy duty harsh environment jackup rigs, including a recent addition, the Galaxy III, placed in service on December 5, 1999;

     - three semisubmersible rigs capable of operating in water depths of up to 2,300-2,400 feet;

     - nine premium cantilever jackup rigs capable of operating in water depths of up to 300-350 feet;

     - eight jackup rigs capable of operating in water depths of up to 200-250 feet, six of which are cantilevered and two of which are specially designed to operate in shallow water;

     - one platform rig; and

     - 33 land rigs, all specially equipped to operate in remote areas.

     Our predecessor began U.S. land drilling operations in 1947, commenced international land operations in 1948, expanded into offshore platform drilling in 1956 and initiated mobile offshore rig operations in 1964. We were incorporated in our current form under the laws of the Cayman Islands in 1990.

BUSINESS STRATEGY

     As a leading provider of premium quality, cost-effective drilling services to the international oil and gas industry, we tailor our services to the particular needs of our customers. We also seek to take advantage of cyclical upturns of our industry and mitigate the effects of the drilling industry's cyclical downturns. The key elements of our strategy are:

     MODERN RIG FLEET. We continually invest in our modern rig fleet by adding new rigs and by upgrading and refurbishing rigs and associated equipment to increase drilling productivity and prolong rig life. Since 1988, we have invested over $1.0 billion in our rig fleet.

     We rigorously evaluate each of our rig investments based on expected long-term return on capital. We have added new rigs to our fleet during downturns in the cyclical drilling market, enabling us to construct or acquire rigs on favorable terms. We have also selectively built rigs during robust markets after having obtained firm drilling contracts, ensuring utilization of the rig upon completion. For example, before commencing construction of the Galaxy II and the Galaxy III, our most expensive rig additions to date, we had secured long-term drilling contracts at attractive dayrates. We believe this fiscal discipline and long-term focus have enabled us to consistently earn superior overall returns on invested capital in comparison with our competitors.

     Our commitment to maintaining a modern rig fleet is evidenced by the following:

     - Between 1988 and 1993, during a down cycle in our industry, we made significant investments in acquiring six jackup rigs, including four heavy duty harsh environment jackup rigs;

     - From 1996 to 1999, we expanded our land rig fleet by 13 rigs;

     - We placed two newly constructed heavy duty harsh environment jackups in service, the Galaxy II on November 9, 1998, and the Galaxy III on December 5, 1999;

     - Over the past several years, our rig fleet upgrade, modernization and enhancement program has included improvements in mud processing and liquid storage capacity, jackup leg extensions, cantilever upgrades and the capability to move certain of our rigs' drillfloors onto a customer's platform to perform drilling operations; and

     - During the year ended December 31, 1999, we invested $124.6 million in capital improvements to and expansion of our drilling fleet. We have budgeted capital investments of approximately $150.0 million for the year ending December 31, 2000. Our ability to fund or finance future capital expenditures, internally or from independent external sources, will affect the results of our operations and financial condition.

     We are currently monitoring and evaluating customer and competitor plans and activities in exploring for oil and natural gas in increasingly deeper water. Under appropriate circumstances, we may expand the scope of our operations by entering the deep water market.

     INTERNATIONAL MARKETS. We currently operate our rigs outside the United States in major market areas around the world, including South America, the Middle East, North Africa, West Africa, the North Sea and Southeast Asia where we have continuously operated for over 30 years. We believe the operational expertise, international workforce and business relationships we have established through our longstanding presence in our major international markets provide a competitive advantage in securing work on attractive terms.

     We believe focusing our business on international markets provides greater opportunities to secure attractive contracts at high dayrates by giving us access to a customer base that includes the largest oil and gas companies worldwide. Historically, international markets have been less volatile than the U.S. Gulf of Mexico offshore market and the U.S. land rig market, both of which tend to rise and fall more rapidly in response to changes in energy prices and rig supply/demand conditions. We have also been able to limit worldwide taxation on our revenues, income and assets through tax-efficient business structures which are afforded by our international operations and Cayman Islands incorporation. We believe that we are better positioned than many of our competitors to secure contracts in international markets because these markets often require the specialized equipment and expertise we possess.

     HIGH QUALITY MULTINATIONAL WORKFORCE. We believe that our highly trained, experienced multinational rig crews and supervisors give us a competitive advantage in the international drilling market. Our extensive hiring and training of employees from the various countries in which we operate permit us to be cost-competitive in bidding on contracts and allow us to meet or exceed requirements concerning the hiring of local nationals.

     We strive to retain as much of our rig and supervisory workforce as possible, even when rigs are idle for brief periods, to be able to deliver the depth of experience and training required to fully satisfy our customers' expectations. Our ability to deliver cost-effective, successful results to our customers that meet or exceed customer requirements is an important distinguishing characteristic of Santa Fe.

     As of May 31, 2000, we had approximately 5,300 full time employees from more than 40 nations, over 95% of whom work outside the United States. Approximately two-thirds of our employees are citizens of countries outside North America and Europe. We also have an experienced management team. Our 14 officers have served the company for an average of 26 years and our 39 international managers have served the company for an average of 17 years. The quality of our workforce and training program is reflected in our safety performance record, which has consistently exceeded the industry norm over the past decade as compiled by the International Association of Drilling Contractors.

     BALANCED AND FLEXIBLE CONTRACTING. We seek a mix of long- and short-term drilling contracts with the objective of increasing our overall rig utilization and long-term profitability in dynamic markets. While most of our contracts are based on dayrates, we also consider performance based compensation to take advantage of market opportunities.

     STRONG FINANCIAL CONDITION. Our strong financial condition gives us the flexibility to make major capital investments when favorable market conditions and attractive opportunities present themselves. It also gives us the ability to sustain our company during periods of decreased revenues. As of March 31, 2000, we had no long-term debt and we had over $260 million in cash and marketable securities.

     SPECIALIZED DRILLING SERVICES. We distinguish ourselves through our ability to provide specialized drilling services requiring advanced equipment and technical expertise, such as high pressure, high temperature drilling, underbalanced drilling and the capability to move certain of our rigs' drillfloors onto a customer's platform to perform drilling operations.

DRILLING RIG FLEET AND DRILLING RELATED SERVICES

     MARINE RIGS. A marine rig consists of a suite of drilling equipment mounted on a hull or offshore platform. The drilling equipment is generally comprised of a derrick or mast, hoisting equipment, a rotary system, well control equipment, systems for storing, treating and pumping drilling fluids, and a power plant. The specifications of this drilling equipment determines the drilling capabilities of the rig. Offshore rigs also generally include living quarters, cranes, heliports and storage areas for drill pipe and drill collars and other materials. The design of the rig and its hull determines the marine areas in which it can operate. Our marine fleet consists of 23 jackup rigs, three semisubmersible rigs and one platform rig. Our marine rigs generally are documented as vessels and are registered outside the U.S.

     JACKUP RIGS. We classify our jackup rigs in three categories:

     - heavy duty harsh environment rigs;

     - 300-350 foot premium cantilever rigs; and

     - 200-250 foot rigs.

A jackup rig is a mobile rig that jacks down its legs to stand on the sea floor with its hull elevated above the water surface during drilling operations. For transportation between locations, the legs are raised and the hull is floated. The legs are raised and lowered by multiple jacking units attached to the legs. The water depth limit for each rig is a function of several factors, including leg length, sea floor conditions and the anticipated wind, wave and current severity at the drilling location.

     Jackup rigs can be used to drill exploration wells or, with features such as a cantilever, skid-off or set-off capacity and top drive, to drill multiple production wells at the same location. If the derrick, drill floor and substructure are mounted on a cantilever, the rig can be positioned over an adjacent platform or subsea template so that it can drill multiple wells at the same location without repositioning the rig. Twenty-one of our 23 jackup rigs are cantilevered. Six of them also have the capability to move the rig's drillfloor onto a customer's platform for development drilling, commonly referred to as "skid-off" or "set-off" capability. In addition, all of our jackup rigs are equipped with top drives. A top drive is an electric motor mounted in a derrick that enables the rig to drill long, highly deviated wells both more efficiently and more safely than conventional rotary equipment.

     We own the world's largest fleet of heavy duty harsh environment jackup rigs, six of the 18 currently in service in the industry. Three of these rigs, the Galaxy I, Galaxy II and Galaxy III, are Universe class rig designs capable of operating in water depths of up to 400 feet and are currently qualified to operate year-round in the harsh environment of the central North Sea in water depths of up to 360 feet. Our three other heavy duty harsh environment jackup rigs, the Monarch, Monitor and Magellan, are Monarch class rig designs capable of operating in water depths of up to 350 feet. These rigs are able to operate year-round in the central North Sea in water depths of up to 300 feet.

     Two of our 300-350 foot premium cantilever jackup rigs are capable of operating in water depths up to 350 feet and seven are capable of operating in water depths of up to 300 feet. Six of our 200-250 foot jackup rigs are capable of operating in water depths of up to 250 feet, one in water depths of up to 230 feet and one in water depths of up to 200 feet. Two of these rigs, the Key Bermuda and the Key Victoria, are specially designed with eight-foot drafts to permit them to work in shallow water depths and are equipped with large cranes that enable them to perform certain construction and well completion activities as well as drilling work. One of our 200-250 foot jackup rigs, Rig 134, is currently in the shipyard for upgrade to 300-foot water depth capability, extended cantilever capacity and other significant activity. Rig 134 has been reclassified as a 300-350 foot premium cantilever jackup rig effective January 1, 2000.

     SEMISUBMERSIBLE RIGS. Our three semisubmersible rigs are floating vessels that can be submerged so that a substantial portion of the lower hull is below the water surface during drilling operations. Because of this submersion feature, they are well suited to work in deeper water than jackup rigs. These semisubmersible rigs include the machinery, quarters and drilling equipment on a deck structure. The buoyancy of two submerged barge-shaped hulls supports the deck structure. Our semisubmersible rigs are moved between drill sites by pumping seawater ballast out of the hulls until the rig is raised to its transit draft. Once the rig is positioned on location by tugs, seawater ballast is pumped into the hulls until the water level is approximately midway between hulls and upper deck structure. Our semisubmersible rigs are maintained on station by an eight point mooring system.

     All of our semisubmersible rigs are equipped with top drives. Our semisubmersible rig in Equatorial Guinea, the Aleutian Key, is capable of operating in water depths of up to 2,300 feet of water. Our semisubmersible rigs in the North Sea, Rig 135 and Rig 140, are capable of operating in water depths of up to 2,400 feet.

     SANTA FE-OWNED PLATFORM RIG. We currently own and operate one platform rig in the North Sea that consists of a number of self-contained drilling equipment packages. When these packages are assembled on a customer's offshore production platform, they form a complete drilling rig.

     Information concerning our marine fleet, as of May 31, 2000, is set forth in the table below:

                         SERVICE DATE/                                             MAXIMUM     MAXIMUM     BLOWOUT
                         YEAR-OF-LATEST                                             WATER     DRILLING    PREVENTER
TYPE AND NAME            ENHANCEMENT(1)      RIG DESIGN         ATTRIBUTES(2)     DEPTH(FT)   DEPTH(FT)     (PSI)
-------------            --------------      ----------         -------------     ---------   ---------   ---------
HEAVY DUTY HARSH
  ENVIRONMENT JACKUP
  RIGS
  Galaxy III...........         1999      F&G Universe        IC; SO; ATDS; SCR       400      30,000      15,000
  Galaxy II............         1998      F&G Universe        IC; SO; ATDS; SCR       400      30,000      15,000
  Magellan.............    1992/1993      F&G Monarch         IC; SO; ATDS; SCR       350      30,000      15,000
  Galaxy I.............         1991      F&G Universe        IC; SO; ATDS; SCR       400      30,000      15,000
  Monitor..............         1989      F&G Monarch         IC; ATDS; SCR           350      30,000      15,000
  Monarch..............    1988/1996      F&G Monarch         IC; ATDS; SCR           350      30,000      10,000
SEMISUBMERSIBLE RIGS
  Rig 135..............    1983/1989      F&G 9500            PA; ATDS; SCR         2,400      25,000      15,000
  Rig 140..............    1983/1998      F&G 9500            PA; ATDS; SCR         2,400      25,000      15,000
  Aleutian Key.........    1976/1995      F&G L-907           ATDS; SCR             2,300      25,000      10,000
300-350 FOOT PREMIUM
 CANTILEVER JACKUP RIGS
  Compact Driller......         1993      MLT 116C            IC; TDS; SCR            300      25,000      10,000
  Parameswara..........         1993      BMC 300IC           IC; SO; TDS; SCR        300      25,000      10,000
  Key Hawaii...........         1983      Mitsui              IC; ATDS; SCR           300      25,000      10,000
  Key Singapore........    1982/1994      MLT 116C            IC; TDS; SCR            350      25,000      10,000
  Rig 134(3)...........    1982/2000      F&G L-780 Mod. II   IC; TDS; SCR            300      20,000      10,000
  Rig 136..............         1982      F&G L-780 Mod. II   IC; TDS; SCR            300      20,000      10,000
  Key Manhattan........    1980/1996      MLT 116C            IC; TDS; SCR            350      25,000      10,000
  Galveston Key(3).....    1978/1988      MLT 84/116C         IC; TDS; SCR            300      25,000      10,000
  Key Gibraltar........    1976/1996      MLT 84/116C         IC; SO; TDS; SCR        300      25,000      10,000
200-250 FOOT JACKUP
  RIGS
  Rig 141..............         1982      MLT 82SDC           IC; TDS; SCR            250      20,000      10,000
  Rig 124..............         1980      Mitsui 200C-45      IC; TDS; SCR            250      20,000      10,000
  Key Bermuda..........         1980      Mitsui F550         IS; SD; TDS; SCR        200      20,000      10,000
  Rig 127..............    1981/1995      F&G L-780 Mod. II   IC; TDS; SCR            250      20,000      10,000
  Rig 105..............         1975      MLT 52C             IC; TDS; SCR            250      20,000       5,000
  Key Victoria.........    1974/1996      MLT 80              IS; SD; TDS DC/DC       250      20,000      10,000
  Rig 103..............    1974/2000      MLT 52C             IC; TDS; SCR            250      20,000      10,000
  Britannia............    1968/1987      Breit & Garcia      IC; TDS; SCR            230      20,000      10,000
SANTA FE-OWNED PLATFORM
  RIG
  Rig 82...............    1968/1995      National 1320 UE    TDS; DC/DC              N/A      20,000       5,000

---------------

(1) Indicates the year we placed the rigs in service and corresponds to the year built, except for the Parameswara, which was built in 1983, the Monarch, which was built in 1986, and the Compact Driller, which was built in 1992. The second date, if given, is the most recent year in which the rig underwent a major upgrade in capacity and/or a refurbishment that extended its useful working life. In some cases, the upgrade or refurbishment took place over an extended period; and then the year given is the year in which the work was completed.

(2) Attributes are abbreviated as follows:
    "ATDS" means an advanced top drive system (Varco TDS 4 and above);
    "DC/DC" means a power transmission system in which DC electricity is generated by diesel engines and supplied directly to DC motors driving the principal components of drilling equipment, for example, mud pumps, drawworks, and rotary table;
    "IC" means independent leg cantilever;
    "IS" means independent leg slot rig;
    "PA" means propulsion assist;
    "SCR" means a highly efficient power transmission system which rectifies AC power to DC power using a silicon controlled rectifier;
    "SD" means shallow draft;
    "SO" means skid-off or set-off capability; and "TDS" means top drive drilling system.

(3) The Galveston Key and Rig 134 are owned by P.T. Santa Fe Supraco Indonesia, a limited liability company of which we are a 95% shareholder. Before January 1, 2000, Rig 134 was classified as a 200-250 foot jackup rig.

     As of May 31, 2000, the average age of our marine fleet, measured from the date first placed in service by us, was 17.2 years. The average age for heavy duty harsh environment jackup rigs was 6.8 years, for semisubmersible rigs was
18.9 years, for 300-350 foot premium cantilever jackup rigs was 16.5 years and for 200-250 foot jackup rigs was 22.3 years.

  LAND RIGS

     Our company had its origins as a U.S. land drilling contractor and was a pioneer in international land rig operations, especially in the Middle East and Latin America. Although we have emphasized the development of our marine fleet, we have maintained a substantial presence in selected international land rig markets and continuously upgraded, modernized and enhanced these land rigs. During the period 1996 to 1999, we selectively expanded our land rig fleet through the addition of 13 land rigs, comprised of:

     - six specialized, highly mobile rigs;

     - two medium duty 2,000 horsepower rigs; and

     - five heavy duty 3,000 horsepower rigs.

     The majority of our land rigs are designed for use in remote desert environments and generally include all facilities necessary to support living and working in harsh and remote environments, including accommodation camps and inventories of repair parts and materials. Each of the rigs is designed for efficient disassembly, transport and reassembly. Eleven of the newer rigs are specially designed as wheel-mounted units that can be moved quickly between well locations. Four of the rigs are equipped with special "lift and roll" systems, so that the rigs can be quickly moved between well locations on a pad site. Our land rig operations in Kuwait and the Kuwait-Saudi Arabia Partitioned Neutral Zone are supported by an extensive fleet of specialized rig transport equipment. This equipment is comprised primarily of heavy duty trucks built and equipped for desert service. Additionally, these operations are supported by a fleet of heavy equipment, such as bulldozers, cranes and forklifts that prepare access roads and drill site locations and facilitate the assembly and tear down of our land rigs.

     We historically have concentrated our land rig operations in the Middle East, South America and North Africa. We have a longstanding operational history in these areas, having first operated in each of them for over 25 years. As of May 31, 2000, we had 33 land rigs in Kuwait, Venezuela, Egypt, Oman, Qatar, the Kuwait-Saudi Arabia Partitioned Neutral Zone, the United Arab Emirates and Saudi Arabia. As of May 31, 2000, the average age of our land rig fleet, measured from the date first placed in service by us, was 11.2 years.

     Information concerning our fleet of land drilling rigs as of May 31, 2000 is set forth in the table below:

                                                               MAXIMUM      BLOWOUT
                                                              DRILLING     PREVENTER
NAME                           RIG TYPE         HORSEPOWER   DEPTH (FT.)     (PSI)     POWER(1)
----                           --------         ----------   -----------   ---------   --------
SANTA FE OWNED LAND RIGS
  Rig 144                 EMSCO C3                3,000        30,000       10,000      SCR
  Rig 155                 Oilwell E-3000          3,000        30,000       15,000      SCR
  Rig 173                 Gardner Denver 3000     3,000        30,000       10,000      SCR
  Rig 174                 EMSCO C3                3,000        30,000       10,000      SCR
  Rig 176                 Ideco 3000E             3,000        30,000       10,000      SCR
  Rig 180                 National 1625           3,000        30,000       15,000      SCR
  Rig 158                 Oilwell E-2000          2,000        25,000       10,000      SCR
  Rig 94                  National 110 UE         2,000        20,000       10,000      DC/DC
  Rig 97                  Oilwell E-2000          2,000        20,000       10,000      SCR
  Rig 104                 National 1320 UE        2,000        20,000       10,000      DC/DC
  Rig 110                 Oilwell E-2000          2,000        20,000       10,000      DC/DC
  Rig 115                 National 1320 UE        2,000        20,000       10,000      DC/DC
  Rig 119                 Oilwell E-2000          2,000        20,000       10,000      DC/DC
  Rig 178                 National 1320           2,000        17,000        5,000      SCR
  Rig 179                 National 1320           2,000        17,000        5,000      SCR
  Rig 92                  National 1320           2,000        16,000       10,000      DC/DC
  Rig 157                 Ideco 1700 UE           1,700        17,000        5,000      SCR
  Rig 102                 National 110 UE         1,500        16,000        5,000      DC/DC
  Rig 147                 National 110 UE         1,500        16,000        5,000      DC/DC
  Rig 169                 National 110 UE         1,500        16,000        5,000      SCR
  Rig 170                 National 110 UE         1,500        14,000        5,000      SCR
  Rig 160                 Dreco 1250 E            1,250        12,000        5,000      SCR
  Rig 161                 Dreco 1250 E            1,250        12,000        5,000      SCR
  Rig 150                 National 80 UE          1,000        11,500        5,000      SCR
  Rig 151                 National 80 UE          1,000        11,500        5,000      SCR
  Rig 166                 Wilson 75                 900         7,000        5,000      Mech
  Rig 167                 Wilson 75                 900         7,000        5,000      Mech
  Rig 146                 Kremco 750                750        10,000        5,000      SCR
  Rig 171                 Oilwell 660-E             750        10,000        5,000      SCR
  Rig 172                 Oilwell 660-E             750        10,000        5,000      SCR
  Rig 159                 Cooper 750                750         8,000        5,000      Mech
  Rig 143                 Ideco H37 ED              420         6,500        3,000      Mech
JOINT VENTURE OWNED LAND RIGS(2)
  Rig 89                  National 110 UE         1,500        16,000       10,000      DC/DC
  QDC 3                   Cooper 650                650         8,000        3,000      Mech
  Rig 131                 Portadril                 330         1,000         None      Mech

---------------

   (1) For purposes of this table:
       "DC/DC" refers to a power transmission system in which direct current, or DC, electricity is generated by diesel engines and supplied directly to DC motors driving the principal components of drilling equipment, for example mud pumps, drawworks and rotary table;
       "Mech" is a power transmission system in which power to the principal components of drilling equipment, for example mud pumps, drawworks and rotary table, is supplied by direct mechanical linkage; and "SCR" means a highly efficient power transmission system which rectifies alternating current, or AC, power to DC power using a silicon controlled rectifier.

   (2) For purposes of this table, joint ventures refer only to joint ventures which we account for on the equity method. The rigs listed are owned by Qatar Drilling Company W.L.L., of which we are a 49% shareholder. We and our co-venturer in Qatar Drilling Company W.L.L. have agreed to dissolve the joint venture. The dissolution includes distribution of all of the joint venture's ownership interest in its rigs and other equipment to us and of the joint venture's cash to our co-venturer. For a description of this and our other joint ventures, see "-- Joint Venture, Agency and Sponsorship Relationships and Other Investments."

  RIG FLEET UTILIZATION

     The following table describes our rig fleet utilization during the periods indicated. For further discussion of our rig fleet utilization, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                     AVERAGE
                                                                                     FOR THE
                                                         AVERAGE FOR THE YEAR     THREE MONTHS
                                                                ENDED                 ENDED
                                                             DECEMBER 31,           MARCH 31,
                                                        ----------------------    -------------
                                                        1997     1998     1999    1999     2000
                                                        ----     ----     ----    ----     ----
HEAVY DUTY HARSH ENVIRONMENT JACKUP RIGS
  Total rigs(1).......................................    4.0      4.1    5.1       5.0     6.0
  Rigs under contract.................................    4.0      4.1    4.7       5.0     5.5
  Utilization rate(2).................................   99.0%    98.3%   93.0%   100.0%   91.9%
SEMISUBMERSIBLE RIGS
  Total rigs..........................................    3.0      3.0    3.0       3.0     3.0
  Rigs under contract.................................    2.9      2.7    2.5       3.0     1.0
  Utilization rate(2).................................   97.2%    91.1%   84.7%   100.0%   33.3%
300-350 FOOT PREMIUM CANTILEVER JACKUP RIGS
  Total rigs..........................................    8.0      8.0    8.0       8.0     9.0
  Rigs under contract.................................    7.8      7.6    5.9       7.2     6.1
  Utilization rate(2).................................   97.2%    94.7%   74.0%    89.7%   67.3%
200-250 FOOT JACKUP RIGS
  Total rigs..........................................    9.0      9.0    9.0       9.0     8.0
  Rigs under contract.................................    8.9      8.0    4.3       4.9     5.8
  Utilization rate(2).................................   99.3%    88.4%   48.2%    54.2%   72.3%
OTHER MARINE RIGS(3)
  Total rigs..........................................    2.0      1.8     --        --      --
  Rigs under contract.................................    2.0      1.8     --        --      --
  Utilization rate(2).................................  100.0%   100.0%    --        --      --
LAND RIGS
  Total rigs..........................................   25.9     29.2    32.5     31.9    33.0
  Rigs under contract.................................   23.5     25.9    22.3     23.3    22.5
  Utilization rate(2).................................   90.8%    88.8%   68.6%    73.0%   68.1%

---------------

(1) We own the following six heavy duty harsh environment jackup rigs: Galaxy I, Galaxy II, Galaxy III, Magellan, Monarch and Monitor. The other 12 heavy duty harsh environment jackup rigs, currently in service in the industry are: Ensco 100, Ensco 101, Maersk Endurer, Maersk Gallant, Maersk Giant, Maersk Guardian, Rowan-Gorilla II, Rowan-Gorilla III, Rowan-Gorilla IV, Rowan-Gorilla V, Smedvig West Epsilon and Transocean Nordic.

(2) "Utilization" means the percentage of the number of days a drilling rig is earning a normal daily margin under a customer contract compared to the total number of days within a specified period.

(3) During the fourth quarter of 1998, our lake barge rig, the Rey del Lago, was retired from service. Effective January 1, 1999, we reclassified our platform rig as a component of drilling related services.

  DRILLING RELATED SERVICES

     We provide drilling related services to the international oil and gas industry, including third party rig operations, incentive drilling, and drilling engineering and project management. These activities complement our drilling business by enabling us to provide an expanded suite of services in response to our customer requirements, and to enhance the utilization and financial performance of our rig fleet. We are generally able to provide these services with our existing workforce and infrastructure without investing significant additional capital.

     THIRD PARTY RIG OPERATIONS. Our third party rig operations are presently concentrated on oil and natural gas producing platforms in the North Sea, an area where we also maintain substantial contract drilling operations. This allows us to meet the needs of our customers and to make more efficient use of our workforce and infrastructure. As of May 31, 2000, we operated or maintained seven platform and two semisubmersible rigs for third parties.

     In September 1996, we expanded our third party rig operations into the emerging market of the Caspian Sea when we commenced operation and management of the semisubmersible rig, Dada Gorgud. We initiated operations of a second semisubmersible, the Istiglal, in December 1998. Both the Dada Gorgud and the Istiglal operate under long-term bareboat charters. The Istiglal is bareboat chartered to and operated by the joint venture Caspian Drilling Company Limited, 45% owned by us, until October 2006. The Dada Gorgud is bareboat chartered to us until October 2006 or the later termination of our current drilling contract with the Azerbaijan International Operating Company. We have subcontracted operations of the Dada Gorgud to Caspian Drilling Company Limited. We currently estimate having to spend approximately $30.0 million, of which $7.4 million has been spent, for capital improvements to the Dada Gorgud in 2000 to meet the rig specifications in the drilling contract.

     The following table describes rigs we or our joint venture affiliates operate for third parties as of May 31, 2000.

                                                                            CURRENT CONTRACT
TYPE AND NAME                                  CUSTOMER       LOCATION       EXPIRATION (1)
-------------                                  --------       --------      ----------------
SEMISUBMERSIBLE RIGS
  Dada Gorgud(2)                              AIOC(3)      Caspian Sea       Sep 05
  Istiglal(4)                                 BP Amoco     Caspian Sea       May 05
PLATFORM RIGS
  Beatrice Alpha                              Talisman     U.K. North Sea    Evergreen(5)
  Beatrice Bravo                              Talisman     U.K. North Sea    Evergreen(5)
  Buchan                                      Talisman     U.K. North Sea    Evergreen(5)
  Clyde                                       Talisman     U.K. North Sea    Evergreen(5)
  Fulmar                                      Shell        U.K. North Sea    Jun 02
  Kittiwake                                   Shell        U.K. North Sea    Jun 02
  Nelson                                      Enterprise   U.K. North Sea    Evergreen(5)

---------------

(1) Indicates date of scheduled execution of current contract term or, if the contract is for a fixed number of wells, date of estimated completion of these wells at May 31, 2000.

(2) Caspian Drilling Company Limited, of which we are a 45% shareholder, operates the Dada Gorgud for us under a drilling services subcontract. For a further discussion of Caspian Drilling Company Limited, see
    "Business -- Joint Venture, Agency and Sponsorship Relationships and Other Investments."

(3) "AIOC" means Azerbaijan International Operating Company, a consortium led by BP Amoco.

(4) Caspian Drilling Company Limited, of which we are a 45% shareholder, operates the Istiglal under a drilling services contract. For a further discussion of Caspian Drilling Company Limited, see "Business -- Joint Venture, Agency and Sponsorship Relationships and Other Investments."

(5) Evergreen contracts are subject to termination by the customer on specified notice.

     INCENTIVE DRILLING SERVICES AND ALLIANCES. We selectively pursue incentive drilling contracts and innovative contracting opportunities. In doing so, we seek work that rewards superior performance and drilling productivity. Types of incentive contracts include:

     Turnkey. We generally provide all services, drill bits, casings, well consumables and logistical support to drill a well to a specified depth for a fixed price.

     Footage. We receive a predetermined lump sum per foot drilled.

     Well Target Time. The contract provides that the drilling of a specified well or portion thereof is subject to an agreed target time. If the well is drilled ahead of schedule, then a bonus is paid in accordance with a specified formula. If the well is drilled behind schedule, a penalty may be imposed.

     Lump Sum or Bonus Arrangement. This arrangement requires us to perform a specific task either for a lump sum payment or for a dayrate with a bonus payable for time saved.

     Alliances. An agreement under which we work with the customer and selected parties, such as service companies, fabricators, designers and engineers, to provide and coordinate their resources, facilities and expertise to maximize efficiency on a specified drilling project. Alliances often involve common goals and targets, with an incentive for the efficient execution of a project as measured against specific time and economic goals. We have participated in alliances involving execution of specified drilling programs as well as an alliance involving various aspects of engineering, design and procurement of platform rig equipment for a specific development drilling project.

     DRILLING ENGINEERING AND DRILLING PROJECT MANAGEMENT. Our drilling engineers and other engineering personnel provide drilling management services for our operations and on a contract basis for customer projects. Additionally, we provide drilling rig project management, including rig design, engineering, procurement and commissioning activities as well as management of all phases of offshore rig new construction or upgrade projects.

COMPETITION

     The contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Some of our competitors have larger rig fleets and may have greater resources than we do. Competition is usually restricted to a particular region, although drilling rigs are mobile and can be moved from one region to another in response to changes in demand. Drilling contracts are traditionally awarded on a competitive bid basis. Competition for drilling contracts generally depends on:

     - the price for the drilling services;

     - the availability and location of suitable equipment for the project;

     - the design and technical capability of the drilling rigs;

     - the ability of the drilling contractor to provide specialized services;
       and

     - the reputation and experience of the drilling contractor.

We believe that we compete favorably on all of these factors. Our principal marine competitors include Diamond Offshore Drilling, Inc., ENSCO International Incorporated, Global Marine Inc., Marine Drilling Companies, Inc., Noble Drilling Corporation, Pride International, Inc., R&B Falcon Corporation, Rowan Companies, Inc. and Transocean Sedco Forex Inc.

CONTRACTS

     Most drilling contracts are awarded through competitive bidding. However, some contracts are a result of direct negotiations between us and the customer. In many cases, the specifications of the bid contain requirements not met by any of our available rigs. As a result, if we are awarded the contract, we may incur considerable cost to upgrade and outfit a rig to meet those requirements.

     We operate each of our rigs under a contract either to drill a specified well or number of wells or for a stated period of time. The period of time generally is automatically extended to include the period required to complete the well in progress on the scheduled contract expiration date. Contracts often are cancelable on specified notice at the option of the customer. Some contracts require the customer to pay a specified early termination payment in the event of cancellation. The contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods because of acts of God or some other events beyond our control or excessive rig downtime for repairs. The contracts also contain provisions addressing automatic termination or termination at the option of the customer in some circumstances and may be dishonored or subject to renegotiation in depressed market conditions. For a description of the potential risks of termination, see "Risk Factors -- We may suffer losses if our customers terminate or seek to renegotiate our contracts."

     Most of our drilling contracts provide for compensation on a dayrate basis, under which we receive a fixed amount per day for each day that the rig is operating under the contract. Under a dayrate contract, we provide the drilling rig and personnel to operate the rig and to conduct the drilling operations. We also selectively contract on the basis that the dayrate automatically will be adjusted periodically during the contract term pursuant to a specified formula or index, often based upon published rig rates.

     We pay the operating expenses, such as crew wages and incidental supplies, for the contracted rig. Several of our dayrate contracts also contain incentive terms for additional remuneration if specified performance goals are met. Most of our drilling contracts include provisions allocating the risk, as between us and our customers, of liabilities relating to a well, including personal injury, property and environmental liabilities. Sometimes our dayrate contracts provide for penalties in the form of reduced or suspended compensation if the specified goals are not achieved. We also provide turnkey, footage and other services on an incentive contract basis. For more information about these contracts, see
"-- Drilling Rig Fleet and Drilling Related Services -- Incentive Drilling Services and Alliances."

     Our contracts generally provide for payment in dollars except for amounts required to meet local expenses. The rate of compensation specified in each contract depends on the type of equipment required, its availability and location, the location and nature of the operation to be performed, the duration of the work, market conditions and other variables. The contracts may provide for no dayrate, a reduced dayrate or lump sum payment when the rig is being transported to the first and from the last drill site. Generally, a reduced dayrate or no payment is applicable when operations are suspended because of acts of God or some other events beyond our control or extended mechanical breakdown. Reduced dayrates often also apply while a rig is on standby awaiting a customer's directions or customer-furnished materials or services or while moving between well locations under the same contract. When drilling rigs are being relocated a substantial distance, we attempt to obtain either a lump sum payment or a dayrate plus transport costs as compensation for mobilization and demobilization expenses and the rig time incurred during the period of transit. In a depressed market, this compensation is difficult to obtain and we may incur the full costs of transportation and/or rig time during rig relocations.

     Contracts commonly contain renewal or extension provisions exercisable at the option of the customer that address extension for a number of wells or specified period of time. These options may provide that the compensation for the extension period must be agreed upon before the extension or the parties may have negotiated the extension period compensation at the time of the initial contract. We prefer either to negotiate provisions which require mutual agreement upon compensation for the option term so that we obtain then-prevailing market rates or to establish a means of increasing compensation for the option term to reflect cost escalation and anticipated market conditions. During industry down cycles, we compete aggressively for contracts and often we must accept less favorable contract terms, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. In periods of rapid market downturn, our customers may not honor the terms of existing contracts and may terminate contracts or seek to renegotiate contract rates and terms to conform with depressed market conditions.

     Contract information concerning our marine and land drilling fleet, as of May 31, 2000 is set forth in the table below:

                                                                             CURRENT CONTRACT
TYPE AND NAME                                LOCATION         CUSTOMER(1)     EXPIRATION(2)
-------------                                --------         -----------    ----------------
HEAVY DUTY HARSH ENVIRONMENT JACKUP RIGS
  Galaxy III.........................  U.K. North Sea         BP Amoco       Dec 02
  Galaxy II..........................  Canada                 Sable Group    Nov 03
  Magellan...........................  U.K. North Sea         Elf            Mar 01(3)(4)
  Galaxy I...........................  U.K. North Sea         Elf            Dec 00(3)(4)
  Monitor............................  U.K. North Sea         BHP            May 00(5)
  Monarch............................  U.K. North Sea         BP Amoco       Nov 00
SEMISUBMERSIBLE RIGS
  Rig 135............................  U.K. North Sea         British Gas    May 01(4)
  Rig 140............................  U.K. North Sea         Shell          Jan 02
  Aleutian Key.......................  Equatorial Guinea                     Idle
300-350 FOOT PREMIUM CANTILEVER JACKUP RIGS
  Compact Driller....................  Thailand               Chevron        Aug 00
  Parameswara........................  Indonesia              Kodeco         Nov 00
  Key Hawaii.........................  Saudi Arabia           Saudi Aramco   Feb 03
  Key Singapore......................  Egypt                  Rashpetco      Oct 00(4)
  Rig 134(6).........................  Indonesia                             Idle
  Rig 136............................  Egypt                  Geisum         Jun 00
  Key Manhattan......................  Egypt                  Petrobel       Jan 01
  Galveston Key(6)...................  Vietnam                JVPC           Apr 01
  Key Gibraltar......................  Vietnam                JVPC           Jan 01(4)
200-250 FOOT JACKUP RIGS
  Rig 141............................  Egypt                  Suco           Jun 00(4)
  Rig 124............................  Egypt                  Petrobel       Jun 00(4)
  Key Bermuda........................  Nigeria                Chevron        Oct 01
  Rig 127............................  Qatar                  Occidental     Jul 00
  Rig 105............................  Egypt                  Petrobel       Jun 00(4)
  Key Victoria.......................  Venezuela                             Idle
  Rig 103............................  United Arab Emirates                  Idle
  Britannia..........................  U.K. North Sea         Shell          Jun 02
SANTA FE OWNED PLATFORM RIG
  Rig 82.............................  U.K. North Sea         Shell          Evergreen
SANTA FE OWNED LAND RIGS
  Rig 92.............................  Egypt                  Khalda         Jun 00(4)
  Rig 94.............................  Egypt                  Wepco          Jun 00(7)
  Rig 104............................  Egypt                  Geisum         Jun 00(4)
  Rig 143............................  Egypt                  Petrobel       Jun 00
  Rig 147............................  Kuwait                                Idle

                                                                             CURRENT CONTRACT
TYPE AND NAME                                LOCATION         CUSTOMER(1)     EXPIRATION(2)
-------------                                --------         -----------    ----------------
  Rig 170............................  Kuwait                                Idle
  Rig 146............................  Kuwait                 KOC            Mar 01(4)
  Rig 155............................  Kuwait                 KOC            Mar 01(4)
  Rig 157............................  Kuwait                                Idle(8)
  Rig 158............................  Kuwait                 KOC            Mar 01(4)
  Rig 160............................  Kuwait                 KOC            Mar 01(4)
  Rig 161............................  Kuwait                 KOC            Mar 01(4)
  Rig 169............................  Kuwait                 KOC            Jan 02(4)
  Rig 172............................  Kuwait                 KOC            Dec 00
  Rig 180............................  Kuwait                 KOC            Sep 02
  Rig 102............................  Kuwait-Saudi PNZ       SAT            Aug 00
  Rig 171............................  Kuwait-Saudi PNZ       SAT            Dec 00
  Rig 173............................  Saudi Arabia           Saudi Aramco   Jun 03(4)
  Rig 174............................  Saudi Arabia           Saudi Aramco   Aug 03(4)
  Rig 144............................  United Arab Emirates   BP Amoco       Sep 00(9)
  Rig 150............................  Oman                   PDO            Sep 01(4)
  Rig 151............................  Oman                   PDO            Apr 03
  Rig 159............................  Oman                                  Idle
  Rig 97.............................  Venezuela                             Idle(10)
  Rig 110............................  Venezuela                             Idle
  Rig 115............................  Venezuela                             Idle
  Rig 119............................  Venezuela                             Idle
  Rig 166............................  Venezuela                             Idle
  Rig 167............................  Venezuela                             Idle
  Rig 176............................  Venezuela              Arco           Jan 01(4)
  Rig 177............................  Venezuela              Arco           Oct 00(4)
  Rig 178............................  Venezuela              Sable Group    Aug 00(4)
  Rig 179............................  Venezuela                             Idle
JOINT VENTURE OWNED LAND RIGS
  Rig 89.............................  United Arab Emirates                  Idle
  QDC 3..............................  United Arab Emirates                  Idle
  Rig 131............................  United Arab Emirates                  Idle

---------------

    (1) Generic designation including affiliates, joint ventures and consortia. "Geisum" means Geisum Oil Company.
        "JVPC" means Japan Vietnam Petroleum Co. Ltd.
        "Khalda" means Khalda Petroleum Company.
        "KOC" means Kuwait Oil Company.
        "Kodeco" means Kodeco Energy Company.
        "PDO" means Petroleum Development Oman.
        "Petrobel" means Belayim Petroleum Company.
        "Rashpetco" means Rashid Petroleum Company.
        "Sable Group" means Sable Offshore Energy, Inc.
        "SAT" means Saudi Arabia Texaco.
        "Saudi Aramco" means Saudi Arabian Oil Company.
        "Suco" means Suez Oil Company.
        "Wepco" means Western Desert Petroleum Company.

    (2) Indicates date of scheduled expiration of current contract term, or, if the contract is for a fixed number of wells, date of estimated completion of those wells at May 31, 2000. Most contracts are subject to early termination.

    (3) Effective July 24, 2000, we will swap the commitments of our rigs Magellan and Galaxy I for the remainder of their respective contracts.

    (4) Contract is subject to customer term extension option(s).

    (5) The contract with Talisman has been completed, and the Monitor has commenced a contract with BHP for three firm wells (approximately five months) plus options. On May 18, 2000, the Monitor sustained moderate leg and hull damage while initiating the BHP contract. Although BHP could terminate the contract in response to performance delays that will occur while the Monitor is repaired, based on recent discussions with BHP management, we do not expect it to do so. We believe the damage to the Monitor is an insured loss.

    (6) The Galveston Key and Rig 134 are owned by P.T. Santa Fe Supraco Indonesia, a limited liability company of which we are a 95% shareholder. Before January 1, 2000, Rig 134 was classified as a 200-250 foot jackup rig.

    (7) The customer has notified us that the term of the contract will not be extended and Rig 94 will be released upon completion of the current well.

    (8) Rig 157 will commence a three year contract plus a one year option with Saudi Aramco in October 2000.

    (9) Following completion of the contract with BP Amoco, Rig 144 will commence a contract with Saudi Aramco for three years plus a one year option.

   (10) On April 25, 2000, Inemaka terminated the contract for Rig 97. Inemaka has committed to either enter into a new six month contract commencing in July 2000 or pay Santa Fe early termination fees approximately equal to two months revenue under the contract.

CUSTOMERS

     Our customers consist primarily of major international, state owned and large independent oil companies and their affiliates. Several major international oil companies have recently consolidated, and we are currently unable to predict the impact, if any, of this consolidation on our business. During the year ended December 31, 1999, Royal Dutch/Shell Group of Companies and its affiliates, joint ventures and consortia accounted for 14.5% of our consolidated revenues, Total Elf Fina accounted for 13.5% of our consolidated revenues, Exxon Mobil accounted for 13.2% of our consolidated revenues, BP Amoco accounted for 11.9% of our consolidated revenues and Kuwait Oil Company accounted for 9.1% of our consolidated revenues. For further information about the concentration of our customer base, see note 10 of the notes to the consolidated financial statements included in this prospectus. The relative contribution from each customer has fluctuated from year to year in the past and is expected to continue to do so in the future. The loss of any of these major clients could, at least in the short term, have a material adverse effect on us.

MARKETS

     Rigs can be moved from one region to another, but the cost of moving a rig and the availability of rig-moving vessels may cause the supply and demand balance to vary somewhat between regions. However, significant variations between regions do not tend to exist long-term because of rig mobility. Rig mobility causes supply and demand to be shaped more by water depth capability and requirement than by the location of the rigs at a given point in time. We have the capability of drilling in water depths from as shallow as a few feet with our shallow water jackup rigs to as deep as 2,400 feet with our semisubmersibles.

     In recent years, oil companies have placed increased emphasis on exploring for hydrocarbons in deeper waters. This is, in part, because of technological developments that have made this exploration more feasible and cost-effective. Shallow water regions have been developed much more than deep water regions because these regions are more accessible and operations there are less costly to conduct.

     We are currently monitoring and evaluating customer and competitor plans and activities in exploring for oil and natural gas in increasingly deeper water. Drilling technology has developed in recent years that permits offshore drilling in water depths up to 10,000 feet. Industry experience in building new rigs for use in deepwater and ultra-deepwater operations has demonstrated that the capital cost and construction risks are extremely high, often resulting in marginal economic returns to the rig owner. Under appropriate circumstances, we may expand the scope of our operations by entering the deepwater market.

EMPLOYEES

     As of May 31, 2000, we had approximately 5,300 full time employees from more than 40 nations, over 95% of whom work outside the United States. Approximately two-thirds of our employees are citizens of countries outside North America and Europe. Approximately 380 of our employees in Venezuela and 100 of our employees in Nigeria are represented by labor unions. As a consequence of new legislation in the United Kingdom which is expected to become effective shortly, it is anticipated that our workforce in the U.K. sector of the North Sea (approximately 900 employees) may become unionized in the near future.

JOINT VENTURE, AGENCY AND SPONSORSHIP RELATIONSHIPS AND OTHER INVESTMENTS

     In some areas of the world, local custom and practice or governmental requirements require the formation of joint ventures with local participation. We are an active participant in several joint venture drilling companies, principally in Azerbaijan, Indonesia, Malaysia, Nigeria, Oman, Qatar and Saudi Arabia. We have agreed with our co-venturer in Qatar Drilling Company W.L.L. to dissolve the joint venture and as part of the dissolution, to distribute all of the joint venture's ownership interest in its rigs and other equipment to us and to distribute all of the joint venture's cash to our co-venturer.

     In Azerbaijan, the semisubmersibles Istiglal and Dada Gorgud operate under long-term bareboat charters. The Istiglal is bareboat chartered to and operated by the joint venture Caspian Drilling Company Limited, 45% owned by us, until October 2006. The Dada Gorgud is bareboat chartered to us until October 2006 or the later termination of our current drilling contract with the Azerbaijan International Operating Company. We have subcontracted operations of the Dada Gorgud to Caspian Drilling Company Limited.

     We participate in a joint venture that operates a petroleum supply base in Indonesia. The Indonesian supply base, 42% owned by us, is located at Merak Point on the island of West Java. It provides open and covered storage and bulk chemical trans-shipment facilities. We have co-owned and managed this supply base for nearly 30 years. The land lease for the supply base, which was previously scheduled to expire in 2000, has been renewed for an additional 30 years. We also have a passive minority investment in a Libyan drilling company that is accounted for on the cost basis.

     Local law or custom in some areas of the world also effectively mandates establishment of a relationship with a local agent or sponsor. When necessary or appropriate in these areas, we enter into agency or sponsorship agreements.

GOVERNMENTAL REGULATION

     Many aspects of our operations are affected periodically by political developments and by both domestic and foreign governmental regulations, including those relating to the construction, equipment and operation of drilling rigs, drilling practices and methods and levels of taxation. Additional hazards and uncertainties include:

     - the risk of expropriation;

     - foreign exchange restrictions;

     - fluctuations in currency exchange rates;

     - foreign and domestic monetary, economic and trade policies;

     - changes in import or export duties; and

     - environmental regulation.

The energy service industry is dependent on demand for its services from the oil and gas industry and, accordingly, is affected by changing taxes, price controls and other laws relating to the energy business generally. Governments may, from time to time, suspend or curtail drilling operations or leasing activities when these operations are considered to be detrimental to the environment or to jeopardize public safety. Many jurisdictions have at various times imposed limitations on the production of oil and natural gas by restricting the rate of flow for oil and natural gas wells below their natural capacity. We cannot assure you that present or future regulation will not adversely affect our operations.

     As of May 31, 2000, all of our rigs were located outside the United States and its territorial waters. Our worldwide operations are also subject to a variety of laws and regulations designed to improve safety in the businesses in which we operate. International conventions, including Safety of Life at Sea, also referred to as SOLAS, the Convention for Prevention of Oil Pollution by Ships at Sea, also referred to as MARPOL, and the Code for Construction of Mobile Offshore Drilling Units, also referred to as MODU CODE, generally are applicable to our offshore operations. Our operations in the U.K. sector of the North Sea are also subject to strict regulatory requirements, including the Mineral Workings Act of 1971, also referred to as MWA, and the Health and Safety at Work Act of 1974, also referred to as HASAWA. Historically, we have made significant capital expenditures and incurred additional expenses to ensure that our marine rigs comply with applicable local and international health and safety regulations. Our future efforts to comply with these regulations and standards may increase our costs and may affect the demand for our services by influencing energy prices or limiting the areas in which we may drill.

INSURANCE AND INDEMNIFICATION

     We emphasize ongoing safety and training programs and have installed significant safety equipment, all designed to promote a safe working environment. Nevertheless, our operations are subject to the many hazards inherent in the drilling business.

     While we maintain broad insurance coverage, this insurance generally does not cover all types of losses, including loss of charter hire/dayrate revenue, war, internal disturbances, expropriation, nationalization or business interruption. Losses and liabilities arising from uninsured or underinsured events would reduce our revenues and increase our costs. In addition, pollution and similar environmental risks generally are not fully insurable. As a result, our existing insurance coverage may not be sufficient to protect us from all of our operational risks or against liability from all consequences of well disasters, maritime casualties or damage to the environment resulting from operations or hazardous waste disposal. It is also not sufficient to protect us for the full market or replacement value of lost assets. We may be liable for oil spills, costs of controlling a wild well, well loss or damage and similar matters if not indemnified by our customers or insured. When appropriate, for example when contracting on a turnkey basis, we may separately insure well-related risks, which may include well loss or damage, wild well control and pollution.

     We believe our policy of purchasing insurance coverage is consistent with industry practice for the types, amounts and limits of insurance maintained. Occasionally, we review our coverage levels and adjust them commensurate with industry conditions and perceived rig values. However, we cannot assure you that the desired insurance coverage will continue to be available at rates considered reasonable or that the types of coverage we need will be available at any cost.

     If we determine our insurance to be inadequate, uneconomic or unavailable, we evaluate our exposure to uninsurable risks before participating in any projects. To the extent permitted by market conditions, we contract with our customers to provide us with indemnification or other protection against risks not generally covered by insurance and against losses in excess of applicable insurance limits. We generally have been able to obtain contractual indemnification from our customers which protects and indemnifies us to some degree from liability arising out of damages to customer property and injuries to specified personnel, reservoir, pollution and environmental damages and wild well control. However, we are not able to obtain this indemnification in all of our contracts.

LEGAL PROCEEDINGS

     We are involved in various legal proceedings incidental to our business. In the opinion of our management, based upon information presently available, the ultimate resolution of these legal proceedings will not have a material adverse effect on our financial condition or results of operations.

     We have been named as a potentially responsible party in connection with a Superfund site located in Santa Fe Springs, California and maintained by Waste Disposal, Inc., also referred to as WDI. On August 18, 1994, the U.S. Environmental Protection Agency, or EPA, issued an administrative order for remedial design against eight potentially responsible parties not including us. This order alleges that the potentially responsible parties are responsible for costs associated with the cleanup of the WDI site and requests that these parties consent to undertake specific investigative and remedial measures for the site. On March 31, 1997, the EPA amended the administrative order to modify the scope of remedial work to be performed at the site and to add 13 additional parties, including us. On April 29, 1997, we advised the EPA of our intention to comply with the administrative order. In an effort to minimize costs associated with our involvement in the site, we have entered into a participation agreement with the other named potentially responsible parties. Under the agreement, we and the other potentially responsible parties will provide monetary credit to some potentially responsible parties for costs incurred before the 1997 amended order, will cooperate in common response to any claims arising out of the administrative order, and will allocate among ourselves costs associated with our involvement with the site. We and the other potentially responsible parties have agreed to a specific allocation arrangement, which, subject to resolution of pending appeals by some potentially responsible parties, makes us responsible for approximately 7.7% of costs related to site remediation. Under the allocation arrangement, this amount is reduced by recoveries from other parties, including landowners, non-participating potentially responsible parties and any contributions from the EPA under its orphan share program. The amount of damages or remediation costs to be shared under the allocation arrangement will depend on an agreement between the EPA and the potentially responsible parties concerning the most cost effective and appropriate remediation of the site.

     Based on information presently available, we do not believe that any liability imposed in connection with the WDI site will have a material adverse effect on our financial condition or ongoing results of operations given the nature and extent of our involvement at the site and available resources.

                                   MANAGEMENT

     Currently, our board of directors has nine members. Our articles divide our board into three classes having staggered terms of three years each. The term of our Class I directors expires at the annual general meeting of shareholders in 2001. The term of our Class II directors expires at the annual general meeting of shareholders in 2002. The term of our Class III directors expires at the annual general meeting of shareholders on June 6, 2000. Our articles also provide that our board will determine our number of directors, except that we must have at least nine, but not more than 15 directors. The following table presents information regarding our directors and executive officers.

NAME                                        AGE                    POSITION
----                                        ---                    --------
Gordon M. Anderson........................  68    Chairman of the Board and Class I director
C. Stedman Garber, Jr. ...................  56    President, Chief Executive Officer and
                                                    Class III director
Richard N. Haass..........................  48    Class I director
Khaled R. Al-Haroon.......................  50    Class I director
Ferdinand A. Berger.......................  62    Class II director
Stephen J. Solarz.........................  59    Class II director
Nader H. Sultan...........................  51    Class II director
Maha A. R. Razzuqi........................  44    Class III director
Robert E. Wycoff..........................  69    Class III director
Roger B. Hunt.............................  50    Senior Vice President, Commercial Manager
Seals M. McCarty..........................  53    Senior Vice President and Chief Financial
                                                    Officer
Tom L. Seeliger...........................  56    Senior Vice President, Drilling Operations
Ali Awad..................................  59    Vice President and Regional Manager
James A. Blue.............................  54    Vice President and Regional Manager
Roger K. P. De Freitas....................  45    Vice President and Regional Manager
Steven J. Gangelhoff......................  48    Vice President and Regional Manager
Cary A. Moomjian, Jr. ....................  52    Vice President, General Counsel and
                                                    Secretary
James E. Oliver...........................  50    Vice President, Controller and Treasurer

     GORDON M. ANDERSON has served as a director since 1969. Mr. Anderson was appointed our President and Chief Executive Officer in 1991 and became Chairman of our board of directors in 1993. Mr. Anderson has worked with us since June 1954. Following several international assignments, he was appointed President of Santa Fe Drilling Company in 1972. Mr. Anderson retired as Chief Executive Officer in December 1997 and currently serves as a non-employee director and Chairman of our board.

     C. STEDMAN GARBER, JR. has served as a director since 1989. Mr. Garber was employed by Getty Oil Company between 1977 and 1984. Mr. Garber joined us in 1984 as Vice President of Planning and Acquisition and in 1989 was appointed President of Santa Fe Minerals, Inc., one of our former subsidiaries. Mr. Garber was named Executive Vice President and Chief Operating Officer in 1991, was appointed President and Chief Operating Officer in December 1995 and was appointed Chief Executive Officer effective January 1, 1998. Mr. Garber serves as director of the American Petroleum Institute, as Secretary-Treasurer of the International Association of Drilling Contractors and as a Trustee of the American University in Cairo.

     RICHARD N. HAASS has served as a director since November 1998. Dr. Haass is Director of Foreign Policy Studies at the Brookings Institution. Dr. Haass is a widely quoted expert on contemporary American foreign policy. Dr. Haass also consults for NBC News, contributes frequently to foreign affairs journals and major newspapers and has authored several books.

Dr. Haass has extensive government experience and served as Special Assistant to President George Bush and as senior director on the staff of the National Security Council. He was awarded the Presidential Citizens Medal for his contribution to the development of U.S. policy during Operations Desert Shield and Desert Storm, has held various posts in the Departments of State and Defense, and was a legislative aide in the U.S. Senate.

     KHALED R. AL-HAROON has served as a director since November 1998. Mr. Al-Haroon serves on the Board of Kuwait Petroleum Corporation and as its Managing Director of International Operations. He also serves as the Chairman -- Oils Sector Loss Assessment Committee and is the Deputy Chairman of Kuwait Petroleum Corporation's Higher Tender Committee. Since 1980, Mr. Al-Haroon has held various management positions at Kuwait Petroleum Corporation. His career began in 1974 with the International Marketing Group of the Kuwait National Petroleum Company. Mr. Al-Haroon also serves as a director of SFIC Holdings (Cayman), Inc., the selling shareholder in this offering.

     FERDINAND A. BERGER has served as a director since September 1997. Mr. Berger retired from the Shell Group of Companies at the end of 1996, having served in various management positions in South America, the Middle East and Europe since 1965. Mr. Berger served as a director of Shell International Petroleum Company Limited, with responsibility for overall Shell Group activities in the Middle East, Africa and South Asia from 1992 until his retirement. He served as Senior Vice President of Shell International Trading Company from 1987 to 1992. He is also a director of Xpronet Inc., a privately owned oil and gas exploration and production company.

     STEPHEN J. SOLARZ has served as a director since November 1998. Mr. Solarz is President of Solarz Associates, an international consulting firm. He also is a director of the George Washington University Foreign Policy Forum, Vice Chairman of the International Crisis Group, and a Senior Counselor at APCO Associates, Inc. Mr. Solarz serves on the board of several corporations, including Samsonite, IRI International and the First Philippine Fund. Mr. Solarz is a director of the National Endowment for Democracy, the International Rescue Committee, the National Democratic Institute and the Balkan Action Council Steering Committee. Mr. Solarz has served in public office for 24 years, both in the New York Assembly and in the U.S. House of Representatives. As a Congressman, Mr. Solarz served on various committees, including the House Foreign Affairs Committee where he chaired the Subcommittee on Africa and the Subcommittee on Asian and Pacific Affairs. He was appointed by President Clinton as Chairman of the Board of the Central Asian-American Enterprise Fund, served as President Clinton's special envoy to Cambodia and co-chaired the National Democratic Institute's election observer delegation.

     NADER H. SULTAN has served as a director since January 1995. Mr. Sultan has been the Chief Executive Officer of Kuwait Petroleum Corporation since 1998. Since 1993, he has also served as Deputy Chairman and Managing Director, Planning and International Operations, of Kuwait Petroleum Corporation. Mr. Sultan also serves as a director of Kuwait Petroleum Corporation and SFIC Holdings (Cayman), Inc., the selling shareholder in this offering.

     MAHA A. R. RAZZUQI has served as a director since August 1999. Mrs. Razzuqi is the Kuwait Petroleum Corporation Executive Assistant Managing Director for International Business Development. Mrs. Razzuqi has been associated with Kuwait Petroleum Corporation's international operations since 1996, including service on the Kuwait Foreign Petroleum Exploration Company Board of Directors, and has held various management positions in planning and marketing between 1986 and 1996. Mrs. Razzuqi also serves as a director of SFIC Holdings (Cayman), Inc., the selling shareholder in this offering.

     ROBERT E. WYCOFF has served as a director since September 1997. Mr. Wycoff retired from the Atlantic Richfield Company in 1993, having served there since 1953. Mr. Wycoff served as a director, President and Chief Operating Officer of Atlantic Richfield Company from 1986 to 1993. After holding various engineering and management positions, he was named Vice President and

Resident Manager of Atlantic Richfield Company's Alaska Region in 1973. He is also a director of MagneTek, Inc., a publicly traded company engaged in electronic equipment and controls.

     ROGER B. HUNT has been our Senior Vice President, Commercial Manager, since September 1997. From 1988 to 1997, Mr. Hunt had regional operations responsibilities as Vice President and Regional Manager for Asia, Australia, Venezuela, Azerbaijan, West Africa and the Gulf of Mexico. From 1983 to 1988, he was our Vice President and Manager of International Sales. From 1977 through 1982, Mr. Hunt was assigned to Venezuela as Assistant Zone Manager. Mr. Hunt first joined us in 1970.

     SEALS M. MCCARTY has been our Senior Vice President and Chief Financial Officer since January 2000. From 1985 to January 2000, Mr. McCarty held various financial positions with us, including Vice President and Controller. From 1982 to 1985, he served as Vice President of Finance for Keydril Company. Mr. McCarty joined us in 1985 at the time of our purchase of Keydril Company from Gulf/Chevron.

     TOM L. SEELIGER has been our Senior Vice President, Drilling Operations, since January 2000. Mr. Seeliger served as Vice President and Area Manager for North Sea operations from 1993 until January 2000. He has worked in progressively more senior management positions, primarily internationally, including assignments in Nigeria, the North Sea, Libya, Argentina, Trinidad, Venezuela and London since he joined us in 1965.

     ALI AWAD has been our Vice President and Regional Manager with responsibility for all operations in the Middle East, North Africa and Mediterranean region since March 1999. Mr. Awad served as our Vice President and Area Manager for all offshore and land operations in Egypt and the Mediterranean area from 1993 to March 1999. He held several managerial positions with us in Egypt, including Zone Manager, from 1979 to 1993. Mr. Awad joined us in 1974 following a distinguished career with major oil companies operating locally in Egypt.

     JAMES A. BLUE has been our Vice President and Regional Manager with responsibility for operations in Azerbaijan, the Gulf of Mexico, Venezuela and West Africa since 1997. Mr. Blue was our Vice President and Regional Operations Manager from 1989 to 1997. He joined us in 1965 and initially served in various assignments in England, Egypt, Libya, Scotland and Venezuela.

     ROGER K. P. DE FREITAS served as Operations Manager in the North Sea and Zone Manager in Trinidad before assuming his current position as Vice President and Regional Manager for Western Europe/Canada in January 2000. He joined us in 1974 and initially served in various operational and supervisory assignments in Trinidad, Scotland, Great Yarmouth, Egypt, Yemen and Singapore.

     STEVEN J. GANGELHOFF became our Vice President and Regional Manager for Southeast Asia in January 2000. Mr. Gangelhoff served as our Regional Marketing Manager Southeast Asia/ Australia from 1991 to 1996. From 1985 to 1991, he held operations and management positions with us in the U.S., South America, Malaysia and Indonesia. Mr. Gangelhoff joined us in 1985 concurrently with the purchase of Keydril Company from Gulf/Chevron. He served as Regional Manager, Eastern Hemisphere for Keydril from 1982 to 1985. Before 1982, he held various operations positions with Keydril.

     CARY A. MOOMJIAN, JR. has been our Vice President, General Counsel and Secretary since January 1994. From 1983 to January 1994, Mr. Moomjian was Vice President, Contracts for Santa Fe Drilling Company. From 1978 to 1983, he served as Santa Fe Drilling Company's Senior Counsel and then as Vice President, General Counsel. From 1976 to 1978, Mr. Moomjian served as our Corporate Marine Counsel.

     JAMES E. OLIVER has been our Vice President, Controller and Treasurer since January 2000. From 1993 to January 2000, Mr. Oliver was our Vice President and Treasurer. He joined Santa Fe Minerals, Inc., a former subsidiary of Santa Fe, in 1985 and served as Vice President -- Finance for Santa Fe Minerals, Inc. from 1987 to 1993.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth the beneficial ownership of our ordinary shares as of May 31, 2000 by:

     - SFIC Holdings (Cayman), Inc., the selling shareholder;

     - each person who is known by us to own beneficially more than 5% of our ordinary shares; and

     - all directors and executive officers as a group.

     Except as indicated in the footnotes to the table below, each entity or group named in the table has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it.

     We determine beneficial ownership in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deem outstanding shares subject to options, warrants and securities convertible into ordinary shares to be held by that person if the options, warrants or conversion rights are currently exercisable or exercisable within 60 days. Except as we indicate in the footnotes to this table, we believe that each shareholder named in the table has sole voting and investment power for the shares set forth opposite that shareholder's name, except to the extent shared by a spouse under applicable law.

                             NUMBER OF        PERCENT OF                           NUMBER OF        PERCENT OF
                          ORDINARY SHARES   ORDINARY SHARES                     ORDINARY SHARES   ORDINARY SHARES
                           BENEFICIALLY      BENEFICIALLY                        BENEFICIALLY      BENEFICIALLY
                               OWNED             OWNED        SHARES OFFERED         OWNED             OWNED
NAME AND ADDRESS           PRE-OFFERING      PRE-OFFERING       IN OFFERING      POST-OFFERING     POST-OFFERING
----------------          ---------------   ---------------   --------------    ---------------   ---------------
SFIC Holdings
  (Cayman), Inc.(1)
c/o Kuwait Petroleum
  Corporation
P.O. Box 2656
13126 Safat, Kuwait.....    74,500,000           64.7%          30,000,000(2)     44,500,000(3)        38.6%(4)
All directors and
  executive officers as
  a group (18
  persons)..............       274,418(5)          *                      -0-           274,418(5)       *

---------------

 *  Less than 1.0%

(1) SFIC Holdings (Cayman), Inc. is a wholly owned subsidiary of Kuwait Petroleum Corporation, which is wholly owned by the State of Kuwait.

(2) Aggregate of 34,500,000 shares if the underwriters' overallotment option is exercised in full.

(3) Aggregate of 40,000,000 shares if the underwriters' overallotment option is exercised in full.

(4) Approximately 34.7% if the underwriters' overallotment option is exercised in full.

(5) Does not include 44,600 restricted shares or 1,004,088 options that are not exercisable within 60 days. Includes 15,267 shares held by our investment savings and profit sharing plan and 250 shares held by a spouse in a custodial account for the benefit of a minor child. Does not include 800 shares held of record by the spouse of Mr. Ferdinand A. Berger, one of our directors. Mr. Berger disclaims beneficial ownership of these 800 shares.

               OUR RELATIONSHIP WITH KUWAIT PETROLEUM CORPORATION

     Kuwait Petroleum Corporation has supported a business strategy for us which envisions continued growth through economically justified investment in expansion, upgrades, modernization and enhancement of our fleet, entry into additional geographic markets and continued development of our technical skills. After completion of this offering, Kuwait Petroleum Corporation, through SFIC Holdings (Cayman), Inc., will own approximately 38.6% of the outstanding ordinary shares, or 34.7% if the underwriters' overallotment option is exercised in full. While Kuwait Petroleum Corporation has advised us that it intends to sell its remaining interest in our ordinary shares, Kuwait Petroleum Corporation may decide to sell only a portion of the ordinary shares it beneficially owns or may continue to hold those ordinary shares. Kuwait Petroleum Corporation intends to make any future sales of our ordinary shares at times and in a manner consistent with its evaluation of price levels and market conditions, the maintenance of an orderly market for our ordinary shares and the lock-up agreement with the underwriters of this offering. These transactions may include private sales or public offerings through underwriters, dealers or agents, or a combination of any of these.

     SFIC Holdings (Cayman), Inc. presently owns approximately 64.7% of the outstanding ordinary shares. As a result of this offering, SFIC Holdings (Cayman), Inc. will own approximately 38.6% of the outstanding ordinary shares, or 34.7% if the underwriters' overallotment option is exercised in full. After completion of this offering, Kuwait Petroleum Corporation, through SFIC Holdings (Cayman), Inc., will continue to be able to significantly influence the management and affairs of our company and all matters requiring shareholder approval, including the election of our board of directors and significant corporate transactions. Although Kuwait Petroleum Corporation has not exercised all of the rights offered to it under the intercompany agreement and our articles of association, so long as it remains a significant indirect shareholder, it plans to monitor its investment in us, and, if and when appropriate, exercise its rights under the intercompany agreement and our articles of association. For a description of these rights, see "-- Related Party Agreements."

     This section describes some transactions among Kuwait Petroleum Corporation, SFIC Holdings (Cayman), Inc. and us that occurred before our initial public offering in 1997 and some arrangements made at the time of our initial public offering that are still in effect. Because Kuwait Petroleum Corporation controls us, these transactions and arrangements were not the result of arm's-length negotiations. For additional information concerning related party transactions, see note 11 of the notes to the consolidated financial statements included in this prospectus.

SPECIAL DISTRIBUTIONS TO KUWAIT PETROLEUM CORPORATION

     We made distributions for our contract drilling operations and our drilling related services in cash or cash equivalents to SFIC Holdings (Cayman), Inc. with a net value of $46.5 million during the fiscal year ended June 30, 1994, $72.5 million during the fiscal year ended June 30, 1995, $50.0 million during the fiscal year ended June 30, 1996 and $3.8 million during the six months ended December 31, 1996. We paid additional cash dividends to SFIC Holdings (Cayman), Inc. of $55.1 million on June 9, 1997 and $816.5 million on June 13, 1997. We also purchased 10,000,000 ordinary shares from SFIC Holdings (Cayman), Inc. on June 13, 1997 for $272.2 million.

CONTRACT DRILLING SERVICES

     We provide contract drilling and associated services in Kuwait to the Kuwait Oil Company (K.S.C.), also referred to as KOC, a subsidiary of Kuwait Petroleum Corporation. We also provide contract drilling services in the Kuwait-Saudi Arabia Partitioned Neutral Zone of which the State of Kuwait is a beneficiary. We perform services under drilling contracts that have terms and conditions and rates of compensation that are materially approximate to the terms and conditions and rates of compensation that are customarily included in our arm's-length contracts of a similar nature. In connection with these drilling contracts, KOC provides us rent-free use of land and maintenance facilities. KOC has committed to continue providing this use to us, if the maintenance facilities are available, through the current March 2001 term of the drilling contracts. As part of our drilling business in Kuwait, we have an agency agreement with a subsidiary of Kuwait Petroleum Corporation which obligates us to pay an agency fee based on a percentage of revenues. We recently received a request to increase this agency fee. We believe the terms of this agreement are more favorable to us than the terms that could be obtained with an unrelated third party in an arm's-length negotiation. The value of these favorable terms and the proposed fee increase are currently immaterial to our results of operations.

     We earned revenues from Kuwait Petroleum Corporation affiliated companies in the ordinary course of business of $56.1 million for the year ended December 31, 1999. We paid agency fees to a subsidiary of Kuwait Petroleum Corporation of approximately $0.3 million during the year ended December 31, 1997, $0.6 million during the year ended December 31, 1998 and $0.6 million during the year ended December 31, 1999. We had accounts receivable from Kuwait Petroleum Corporation affiliated companies of $6.1 million at December 31, 1998 and $5.9 million at December 31, 1999.

     We have experienced increased competition for drilling services in Kuwait and expect additional competition from new entrants into the market. The Kuwait Oil Company is expected to solicit competitive bids for future drilling services, and competition may be intense. We are unable to forecast the impact of increased competition in Kuwait upon our results of operations.

REORGANIZATION

     In a series of transactions during the four years ended December 31, 1996, SFIC Holdings (Cayman), Inc. and its subsidiaries were reorganized so that we owned all of the drilling assets and direct and indirect subsidiaries of SFIC Holdings (Cayman), Inc. and Kuwait Petroleum Corporation that provide us with contract drilling and drilling related services. Under this reorganization, we made distributions to SFIC Holdings (Cayman), Inc. during the four years ended December 31, 1996. The distributions were principally some of our subsidiaries that conducted our former non-drilling operations and services and some additional non-drilling assets, including real estate, cash and cash equivalents. The operations and services formerly conducted by these non-drilling subsidiaries included oil and natural gas production and exploration activities, pipelaying and other onshore and offshore heavy construction activities, engineering activities and geothermal electrical production activities. As part of the reorganization, SFIC Holdings (Cayman), Inc. also contributed to our assets involved in our contract drilling operations during the fiscal years ended June 30, 1995, 1996 and 1997. These transactions have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

RELATED PARTY AGREEMENTS

     The following is a description of the material terms and provisions of our memorandum of association and our articles of association and of our agreements with SFIC Holdings (Cayman), Inc. and/or Kuwait Petroleum Corporation. We have filed our memorandum of association and our articles of association and these agreements as exhibits to our Annual Report on Form 20-F for the year ended December 31, 1999, which is incorporated by reference in this prospectus.

  INTERCOMPANY AGREEMENT

     In connection with our initial public offering, we entered into an intercompany agreement with SFIC Holdings (Cayman), Inc. and Kuwait Petroleum Corporation. Some of the provisions of the intercompany agreement are summarized below. As used in this prospectus, "Kuwait Petroleum Corporation affiliated group" means Kuwait Petroleum Corporation and its affiliates, including SFIC Holdings (Cayman), Inc., other than us and our subsidiaries.

     INDEMNIFICATION. As of March 31, 2000, the consolidated financial statements of SFIC Holdings (Cayman), Inc. contained liabilities to third parties, including tax liabilities, in the aggregate amount of approximately $42.9 million. The liabilities were incurred by our former non-drilling subsidiaries on or before March 31, 1997. SFIC Holdings (Cayman), Inc. maintains a liability payment fund consisting of cash and cash equivalents which we have used and will continue to use to satisfy those liabilities. In the intercompany agreement we agreed that all amounts paid to claimants to satisfy those liabilities, whether by settlement, judgment or award, including claimants' attorneys' fees, will be paid by SFIC Holdings (Cayman), Inc. from the liability payment fund. We are required to pay all internal and external costs and fees, including attorneys' fees, associated with the management and resolution of those liabilities. We believe that these costs and fees will not be material. If any amount remains in the liability payment fund at March 31, 2002, SFIC Holdings (Cayman), Inc. will liquidate the fund by paying us the first $10.0 million of that amount and 50% of any remaining balance. After the earlier of March 31, 2002 or the date when all funds in the liability fund have been spent, SFIC Holdings (Cayman), Inc. will have no further responsibility to pay those liabilities, and we will be responsible for those liabilities and the costs and expenses to resolve those liabilities. We will also indemnify the Kuwait Petroleum Corporation affiliated group for these costs, fees and liabilities. We believe that the liability payment fund is adequate to provide for these liabilities. Accordingly, we believe that the indemnification costs, if any, will not be material. We have not established any additional reserves for these costs, fees and liabilities or our obligation under the intercompany agreement relating to these costs and fees and liabilities. See also "-- Management Services Agreement."

     Under the terms of the intercompany agreement, we will indemnify the Kuwait Petroleum Corporation affiliated group against claims by third parties based on, or taxes arising from:

     - the ownership of the assets or the operation of our business or of our subsidiaries;

     - any of our other activities or those of our subsidiaries;

     - any guaranty or similar agreement by the Kuwait Petroleum Corporation affiliated group provided to any person concerning any of our obligations or obligations of our subsidiaries; and

     - certain other matters.

In addition, we have agreed to indemnify the Kuwait Petroleum Corporation affiliated group against some civil liabilities, including liabilities under the U.S. federal securities laws, relating to misstatements in or omissions from the registration statement filed as part of this offering and any other registration statement or report that we file under the U.S. federal securities laws. SFIC Holdings (Cayman), Inc. has also agreed to indemnify us and our subsidiaries against losses based on the ownership or operation of the assets or properties or the operation or conduct of the business of SFIC Holdings (Cayman), Inc. and its subsidiaries on or after March 31, 1997.

     CONSENT OF SFIC HOLDINGS (CAYMAN), INC. TO CERTAIN EVENTS. The intercompany agreement provides that until the later to occur of (i) the date on which members of the Kuwait Petroleum Corporation affiliated group cease to own the lesser of at least 25% of the outstanding ordinary shares, and (ii) the date on which members of the Kuwait Petroleum Corporation affiliated group cease to own at least 25% of our outstanding voting shares, the prior consent of SFIC Holdings (Cayman), Inc. generally will be required for:

     - an asset disposition by us in excess of $50.0 million;

     - the issuance of equity securities by us;

     - the incurrence of indebtedness by us above $250.0 million on a consolidated basis; and

     - a change in our corporate domicile.

Analogous provisions are contained in our articles. Under this arrangement, consents may be requested from time to time. If SFIC Holdings (Cayman), Inc. does not respond within 30 days after receipt of our written notice requesting consent to a proposed action, then the consent will be deemed to have been given by SFIC Holdings (Cayman), Inc. to us. After completion of this offering, SFIC Holdings (Cayman), Inc. will own approximately 38.6% of our outstanding shares, or 34.7% if the underwriters' overallotment option is exercised in full, and, as a result, the consent of SFIC Holdings (Cayman), Inc. will continue to be required for the corporate actions described above.

     REGISTRATION RIGHTS. We have granted to the Kuwait Petroleum Corporation affiliated group demand and "piggyback" registration rights for our equity securities that it owns. Under the demand registration rights, the Kuwait Petroleum Corporation affiliated group may, at any time, request that we register under the U.S. federal securities laws any or all ordinary shares held by the Kuwait Petroleum Corporation affiliated group whenever it wishes to sell ordinary shares in a transaction it reasonably expects will yield gross proceeds of at least $250.0 million. We have agreed to use our best efforts to effect any demand registrations requested by the Kuwait Petroleum Corporation affiliated group. We also agreed to register under the U.S. federal securities laws a specified amount of ordinary shares held by the Kuwait Petroleum Corporation affiliated group when we initiate other registrations of our equity securities on our own behalf or on behalf of any of our other shareholders. These registration rights are transferable by the Kuwait Petroleum Corporation affiliated group. We have agreed to pay all costs and expenses in connection with each of these registrations, except underwriting discounts and commissions applicable to the equity securities sold by the Kuwait Petroleum Corporation affiliated group and its transferees. The intercompany agreement also contains specified restrictions on the ability of the Kuwait Petroleum Corporation affiliated group to exercise its demand and piggyback registration rights. In addition, the intercompany agreement contains customary terms and provisions about registration procedures and indemnification for damages arising from our registration of ordinary shares. We are registering the ordinary shares being offered by this prospectus and are paying all of the expenses of the offering, other than underwriting discounts and commissions, under the registration rights provisions in the intercompany agreement.

     OTHER PROVISIONS. Until the end of the first Kuwait Petroleum Corporation fiscal year in which the Kuwait Petroleum Corporation affiliated group owns less than 25% of the outstanding ordinary shares and 25% of our outstanding voting shares, we have agreed to furnish extensive financial information to SFIC Holdings (Cayman), Inc., including some information before it becomes publicly available. So long as the Kuwait Petroleum Corporation affiliated group owns 10% of the outstanding ordinary shares or 10% of our outstanding voting shares, we have agreed to discuss our affairs, finances and accounts with SFIC Holdings (Cayman), Inc. and to permit SFIC Holdings (Cayman), Inc. to inspect our properties, corporate books and financial and other records.

  MANAGEMENT SERVICES AGREEMENT

     We also have entered into a management services agreement with SFIC Holdings (Cayman), Inc. to provide asset management services, general and administrative services and liability management and resolution services to SFIC Holdings (Cayman), Inc., our former non-drilling subsidiaries and the inactive subsidiaries of SFIC Holdings (Cayman), Inc. The management services agreement authorizes us to resolve the liabilities of our former non-drilling subsidiaries described under "Intercompany Agreement" using the liability payment fund. Although SFIC Holdings (Cayman), Inc. retains the right to reduce or expand the scope of services to be performed by us under the management services agreement, our liability management and resolution services may not be reduced or terminated. The management services agreement also provides for payment of an initial asset management fee to us of $173,000 per year as well as reimbursement of out-of-pocket costs in respect of asset management services, subject to negotiation on an annual basis and on any reduction in or expansion of the scope of the services we provide. By mutual agreement, the asset management fee was discontinued effective January 1, 2000. We pay all internal and external costs and fees, including attorneys' fees, associated with our liability management and resolution services and all internal and external costs and fees associated with the provision of general and administrative services under the management services agreement. We believe these costs and fees have not been and will not be material.

  CHARTER PROVISIONS RELATING TO CORPORATE OPPORTUNITIES AND INTERESTED
  DIRECTORS

     Our board of directors currently includes three persons who are also directors or officers of SFIC Holdings (Cayman), Inc. or Kuwait Petroleum Corporation. As a result, our directors who are also directors or officers of Kuwait Petroleum Corporation or SFIC Holdings (Cayman), Inc. may be faced with conflicts of interest. Potential conflicts of interest exist or could arise in the future for these directors in a number of areas, including our contract drilling activities in Kuwait and our other business relationships with Kuwait Petroleum Corporation subsidiaries.

     To address potential conflicts of interest between us and the Kuwait Petroleum Corporation affiliated group, our articles of association contain provisions regulating and defining the conduct of our affairs involving the Kuwait Petroleum Corporation affiliated group and their directors and officers. In general, these provisions recognize that we and the Kuwait Petroleum Corporation affiliated group may engage in the same line of business and have an interest in the same areas of corporate opportunities. These provisions also recognize that we and the Kuwait Petroleum Corporation affiliated group will continue to have contractual and business relations with each other, including the service of directors and officers of the Kuwait Petroleum Corporation affiliated group as our directors.

     Our articles of association provide that the Kuwait Petroleum Corporation affiliated group will have no duty to refrain from engaging in our lines of business, and they may do business with any of our customers or employ any of our employees. The articles of association also provide that the Kuwait Petroleum Corporation affiliated group is not under any duty to present any corporate opportunity to us that may be a corporate opportunity for both the Kuwait Petroleum Corporation affiliated group and us.

     When corporate opportunities are offered to persons who are directors or officers of us and of the Kuwait Petroleum Corporation affiliated group, our articles of association provide that the directors or officers will not be liable to us or to our shareholders if members of the Kuwait Petroleum Corporation affiliated group pursue the corporate opportunities for themselves or do not present the corporate opportunities to us as long as the directors or officers act in a manner consistent with a policy that provides for allocation based principally on the capacities in which the director or officer is offered the opportunity. However, the directors or officers may be liable to us or our shareholders if they engaged in willful default or fraud in not presenting the corporate opportunities to us.

     The articles of association also provide that no arrangement between us and the Kuwait Petroleum Corporation affiliated group or another related party will be voidable, and no liability will be imposed, solely because a member of the Kuwait Petroleum Corporation affiliated group is a party thereto, or solely because any directors or officers who are related parties are present at, participate in or vote regarding, the authorization of the arrangement as long as the material facts as to the arrangement are disclosed to our board of directors or the holders of the ordinary shares who approve the arrangement. However, the directors or officers may be liable to us or our shareholders if they engaged in willful default or fraud in voting on arrangements between us and the Kuwait Petroleum Corporation affiliated group.

     The affirmative vote of a two-thirds majority of the shares entitled to vote and voting at a meeting of shareholders is required to amend the articles of association. This majority is required to amend the provisions of our articles of association on corporate opportunity and interested directors described above and the provisions requiring the consent of SFIC Holdings (Cayman), Inc. to corporate actions described in "-- Intercompany
Agreement -- Consent of SFIC Holdings (Cayman), Inc. to Certain Events." So long as the Kuwait Petroleum Corporation affiliated group controls more than one third of this voting power, it can prevent this type of amendment.

                          DESCRIPTION OF SHARE CAPITAL

     The following is a brief description of our share capital. At May 31, 2000, an aggregate of 115,144,252 ordinary shares were issued and outstanding. The following summary description of our share capital is qualified in its entirety by reference to the form of our memorandum of association and articles of association filed as exhibits to this registration statement and to the relevant provisions of the Companies Law (2000 Revision) of the Cayman Islands.

ORDINARY SHARES

     Our memorandum of association authorizes the issuance of an aggregate of 600,000,000 ordinary shares, par value $0.01 per share. All of the issued ordinary shares are credited as fully paid and nonassessable. Under Cayman Islands law, nonresidents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents.

DIVIDENDS

     Holders of ordinary shares are entitled to dividends. Under Cayman Islands law, we may pay dividends in amounts as the board of directors deems appropriate from our retained earnings or our share premium account, which is equivalent to additional paid in capital, if after the payment of the dividend we are able to pay our debts as they come due. Cash dividends, if any, are paid in U.S. dollars.

     For a description of laws or regulations affecting dividends and other payments in respect of the ordinary shares, see "Taxation" and "Exchange Controls."

VOTING RIGHTS

     The holders of ordinary shares have full voting power for the election of directors and for all other purposes. Each holder of ordinary shares has one vote per share. Our ordinary shares do not have cumulative voting rights.

     After completion of this offering, SFIC Holdings (Cayman), Inc. will own approximately 38.6% of our outstanding ordinary shares, or 34.7% if the underwriters' overallotment option is exercised in full. As a result, after completion of this offering, Kuwait Petroleum Corporation through SFIC Holdings (Cayman), Inc. will continue to be able to significantly influence the management and affairs of our company in all matters requiring shareholder approval, including the election of our board of directors and significant corporate transactions.

     In addition, under our articles of association, we cannot take some corporate actions without the prior consent of SFIC Holdings (Cayman), Inc., even if our shareholders have approved the matter. For a more detailed description of the corporate actions subject to this consent right, see "Our Relationship with Kuwait Petroleum Corporation -- Related Party
Agreements -- Intercompany Agreement -- Consent of SFIC Holdings (Cayman), Inc. to Certain Events."

DIRECTORS

     Under our articles of association, the number of directors on our board may not be less than nine nor more than 15. Directors may be elected by the shareholders or appointed by the directors to fill a vacancy or as an addition to the existing directors. Directors may be removed for cause by a resolution of our shareholders. See "Management" for further information regarding the division of the board of directors into three classes.

QUORUM

     The presence at a shareholder meeting, in person or by proxy, of the holders of a majority of the ordinary shares will constitute a quorum and permit the conduct of shareholder business. If a

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

meeting is adjourned for lack of a quorum, it will stand adjourned until the directors determine the day, time and place of the reconvened meeting. Shareholders holding more than 25% of our outstanding voting shares may call special meetings of shareholders. After completion of this offering, SFIC Holdings (Cayman), Inc. will own approximately 38.6% of our outstanding shares, or 34.7% if the underwriters' overallotment option is exercised in full, and therefore will continue to be able to call a meeting of shareholders.

RESOLUTIONS

     Resolutions, other than special resolutions, may be adopted at shareholders' meetings by the affirmative vote of a simple majority of the shares entitled to vote thereon and voting at the meeting in question. To be adopted, a special resolution requires the affirmative vote of a two-thirds majority of the shares entitled to vote thereon and voting at the meeting in question. After completion of this offering, SFIC Holdings (Cayman), Inc. will own approximately 38.6% of our outstanding shares, or 34.7% if the underwriters' overallotment option is exercised in full, and therefore will continue to be able to prevent the adoption of a special resolution.

RIGHTS IN A WINDING-UP

     Holders of ordinary shares are entitled to participate in proportion to their holdings in any distribution of assets in a winding-up after satisfaction of liabilities to creditors.

ADDITIONAL ISSUANCES OF ORDINARY SHARES

     At May 31, 2000, there were 484,855,748 authorized but unissued ordinary shares, including 6,225,748 ordinary shares reserved for issuance under our equity incentive plans. For more information about these plans, see note 7 of the notes to the consolidated financial statements included in this prospectus. We may issue additional authorized but unissued ordinary shares for a variety of corporate purposes, including acquisitions and future public offerings or private placements to raise additional capital. Subject to any resolution of shareholders and to restrictions in the intercompany agreement and our articles of association, our board of directors is authorized to exercise the power to issue all of the remaining unissued ordinary shares. We do not currently have any plans to issue additional ordinary shares, except in connection with our employee and director benefit plans. Subject to restrictions contained in the intercompany agreement and our articles of association, our board of directors may, without shareholder action, issue ordinary shares out of the already existing authorized share capital. For more information about these restrictions, see "Our Relationship with Kuwait Petroleum Corporation -- Related Agreements -- Intercompany Agreement."

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. serves as the transfer agent and registrar for the ordinary shares.

COMPARISON OF U.S. AND CAYMAN ISLANDS CORPORATE LAWS

     Under the laws of many jurisdictions in the United States, majority and controlling shareholders generally have "fiduciary" responsibilities to the minority shareholders. However, minority shareholders in a Cayman Islands company may not have the same protections that minority shareholders in a U.S. company would have.

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

     As a matter of Cayman Islands law, a company may bring suit for breaches of duty owed to it. A minority shareholder of a Cayman Islands company can file a lawsuit in its name or can cause that company to bring suit in respect of:

     - an obligation owed by directors and officers to us in circumstances where those who control our company are acting unconscionably or perpetrating a fraud on the minority;

     - actions we are taking which we do not have the power to take;

     - actions that have purported to have been taken without shareholder approval, if such approval is required; or

     - the personal rights of the shareholder that have been infringed or are about to be infringed.

     As in most U.S. jurisdictions, the board of directors of a Cayman Islands company is charged with the management of our company affairs. In most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care and a duty of loyalty. The duty of care requires directors to properly apprise themselves of all reasonably available information. The duty of loyalty requires directors to protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage.

     The board of directors of a Cayman Islands company owes our company the duties of care and skill and the fiduciary duties of loyalty and good faith. The duties of loyalty and good faith are owed by each director individually to our company and to our company alone. In the exercise of their fiduciary duties, the directors must act in what they believe to be the interests of our company. In addition, directors must not restrict their discretion to exercise their powers from time to time and must not, without our consent, place themselves in a position where there is a conflict between their duties and personal interests.

     The duties of care and skill do not require a director to exercise any greater degree of skill than may be reasonably expected from a person of his knowledge and experience. Although a director should give continuous attention to the affairs of our company when able, a director is not required to give continuous attention to our company. In the discharge of his duties of care and skill, a director may delegate duties to another if the director is justified in trusting that person to perform the duties honestly.

     Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited but no similar provisions exist under Cayman Islands law.

     Cayman Islands law provides that a reconstruction and amalgamation of a Cayman Islands company requires the consent of a majority in number holding three-fourths in value of the shares affected (and a similar majority of any creditors if their interests are affected), present and voting in person or by proxy at the meeting and subsequent court approval.

     The foregoing description of differences between U.S. and Cayman Islands corporate laws is only a summary and is not complete. For a further description, see "Enforceability of Civil Liabilities" and "Risk Factors -- Our shareholders have limited rights under Cayman Islands law."

INDEMNIFICATION PROVISIONS

     Our articles of association require that we indemnify our directors and officers to the fullest extent authorized or permitted by law. In addition, we will advance the expenses of defending a proceeding to the fullest extent authorized or permitted by law. Directors and officers are not entitled to indemnification for acts of willful default or fraud. This indemnification and
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

advancement of expenses are not exclusive of any other right to indemnification or advancement of expenses provided by law or otherwise. We have also entered into indemnification agreements with our directors and executive officers.

                                    TAXATION

     The following summarizes the material U.S. federal income tax consequences and Cayman Islands tax consequences of an investment in the ordinary shares and taxation of our company under current law. The opinion of Mayer, Brown & Platt with respect to the U.S. federal income tax consequences of an investment in the ordinary shares is set forth below under the heading "-- U.S. Federal Income Taxation of Shareholders." The opinion of Maples and Calder with respect to the Cayman Islands tax consequences of that investment is set forth below under the heading "-- Cayman Islands Tax Consequences." The following discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies, individual retirement and other tax deferred accounts and other tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (i.e., non-U.S. and non-Cayman Islands) tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the ordinary shares.

U.S. FEDERAL INCOME TAXATION OF SHAREHOLDERS

     The following discussion only addresses the U.S. federal income taxation of a U.S. Investor (as defined below) making an investment in the ordinary shares. This discussion does not address the tax consequences to U.S. Investors who directly or by attribution own 10% or more of the ordinary shares. For purposes of this discussion, the term "U.S. Investor" means a holder of ordinary shares who is a citizen or resident of the U.S., a U.S. corporation or partnership (including an entity treated as a corporation or partnership for U.S. tax purposes) or other entity created or organized under the laws of the U.S. or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, any trust if a court within the U.S. has primary supervision over its administration and U.S. fiduciaries have authority to control all substantial decisions of the trust, and any other holder whose ownership of ordinary shares is effectively connected with the conduct of a trade or business in the U.S.

     A U.S. Investor receiving a distribution with respect to the ordinary shares will be required to include that distribution in gross income as a taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our current or accumulated earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Investor's basis in the ordinary shares, and then as gain from the sale or exchange of a capital asset, provided that the ordinary shares constitute capital assets in the hands of the U.S. Investor. Generally, dividends paid by us should constitute income from sources outside the United States. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

     Gain or loss on the sale or exchange of ordinary shares will be treated as capital gain or loss if the ordinary shares are held as a capital asset by the U.S. Investor. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares for more than one year at the time of the sale or exchange. Under most circumstances, gain or loss

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

from the sale or exchange of ordinary shares by a U.S. Investor will be treated as U.S. source gain or loss for foreign tax credit purposes.

  APPLICABILITY OF SPECIAL U.S. TAX RULES APPLICABLE TO U.S. SHAREHOLDERS OF CERTAIN FOREIGN CORPORATIONS

     The Internal Revenue Code of 1986 imposes special rules on U.S. shareholders of a foreign corporation that is, for U.S. federal income tax purposes, a "controlled foreign corporation" ("CFC"), "passive foreign investment company" ("PFIC") or "foreign personal holding company" ("FPHC"). Whether a foreign corporation will be treated as a CFC, PFIC or FPHC depends on the ownership of the foreign corporation by the U.S. persons (in the case of a CFC), the type of income earned or type of assets held by the foreign corporation (in the case of the PFIC) or a combination of the income earned and assets held by the corporation and its ownership by U.S. persons (in the case of a FPHC). Based upon the expected ownership of the ordinary shares and our current and projected income, business investment plan, assets and activities, we do not expect to be considered a CFC, PFIC or FPHC for our current taxable year or for future years, but we cannot assure you of this. U.S. Investors should consult their advisors regarding the consequences to them if we were to be classified as one of these special classes of foreign corporations.

  U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments with respect to ordinary shares and proceeds from the disposition of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a rate of 31%. Backup withholding will not apply to a holder of ordinary shares that furnishes a correct taxpayer identification number and makes any other required certification or otherwise is exempt from backup withholding. If a holder is required to establish its exempt status, it generally must provide this certification on U.S. Internal Revenue Service Form W-9.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

     In addition to any other returns required by U.S. tax laws, all U.S. Investors who become owners of 10% or more of our ordinary shares will be required to file certain informational returns with the U.S. Internal Revenue Service (including U.S. Internal Revenue Service Form 5471).

OUR FEDERAL INCOME TAXATION

     As a Cayman Islands company, we are subject to U.S. federal income tax at a 30% rate on gross amounts of certain types of passive income received from U.S. sources, including interest (except portfolio interest and interest on bank deposits), dividends, rents and royalties. In addition, if and to the extent we are treated as engaged in a U.S. trade or business, our net income deemed to be effectively connected with that U.S. trade or business will be subject to U.S. income tax at regular corporate rates and we generally will also be subject to a 30% "branch profits" tax on our earnings and profits effectively connected with the U.S. trade or business (subject to certain adjustments).

     The determination of whether a company is engaged in a U.S. trade or business and whether income is effectively connected with such business in any year is based on all the facts and circumstances. Our operations have been almost exclusively conducted outside the U.S. However, we have maintained an office in Dallas, Texas in which are based various members of senior management who generally oversee, supervise and control the policies of our worldwide operations. We have reported and paid U.S. taxes on income attributable to the services performed by personnel in our U.S. offices on behalf of some of our affiliates as income
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

effectively connected with a U.S. trade or business. The amount of service income for this purpose is based on studies of comparable arm's-length fees normally charged for similar services. The Internal Revenue Service may not agree with the positions taken by us regarding the amount of these fees or may argue that a share of the profits from our worldwide operations (and not merely the services performed on behalf of our affiliates) is effectively connected with our U.S. operations and therefore subject to U.S. tax. In either event, more of our income could be subject to U.S. federal income and branch profits taxes. We have conducted and intend to conduct our activities in the future so as to minimize the risk our being treated as having a U.S. trade or U.S. business, but the existence or scope of such business and the amount of income attributable thereto requires complex factual determinations and accordingly we cannot assure you that the positions taken by us would not be successfully challenged by the Internal Revenue Service, or that changes in law or facts will not affect the continued validity of this position. If we are subject to U.S. taxes on additional income, our operating results could be materially adversely affected.

CAYMAN ISLANDS TAX CONSEQUENCES

     At the present time there is no Cayman Islands income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Cayman Islands company or its shareholders. We have obtained an assurance from the Cayman Islands Government under the Tax Concessions Law (2000 Revision) that, if any legislation is enacted in the Cayman Islands imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not until February 13, 2010 be applicable to us or to any of our operations or to the ordinary shares, our debentures or our other obligations. Therefore, under present law, there will be no Cayman Islands tax consequences with respect to distributions in respect to the ordinary shares.

                               EXCHANGE CONTROLS

     There are currently no exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of our operations in the Cayman Islands, where we are incorporated.

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

                                  UNDERWRITING

     Santa Fe, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered in the United States and elsewhere. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
Salomon Smith Barney Inc.  .................................
                                                                 ----------
          Total.............................................     30,000,000
                                                                 ==========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 4,500,000 shares from the selling shareholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 4,500,000 additional shares.

                      Paid by SFIC Holdings (Cayman), Inc.

                                                              No Exercise   Full Exercise
                                                              -----------   -------------
Per Share...................................................   $              $
Total.......................................................   $              $

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change this offering price and the other selling terms.

     Santa Fe has been advised by the representatives, on behalf of the underwriters, that certain of the underwriters are expected to make offers and sales outside the United States through their respective selling agents.

     The underwriters have agreed to restrictions on where and to whom they and any dealer purchasing from them may offer ordinary shares as a part of the distribution of the ordinary shares.

     Each underwriter has represented and agreed that (a) it has not offered or sold and during the period of six months immediately following the consummation of the offering, will not offer or sell, any ordinary shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not

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

constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the ordinary shares, from or otherwise involving the United Kingdom and (c) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue or sale of the ordinary shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or to a person to whom the document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction other than the United States that would permit a public offering of the ordinary shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Santa Fe, the selling shareholder and Kuwait Petroleum Corporation have agreed with the underwriters not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for shares during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to the issuance of shares by us under Santa Fe's existing employee benefit plans. In addition, this agreement does not apply to a transfer of shares by the selling shareholder or Kuwait Petroleum Corporation to affiliates of the selling shareholder or Kuwait Petroleum Corporation, or the disposition of shares by the selling shareholder or Kuwait Petroleum Corporation in a transaction not involving a public offering, if the acquiring entity or transferee agrees in writing before the transfer to be bound by this restriction for the remainder of the 90-day period.

     In connection with this offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Santa Fe estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.7 million.

     Santa Fe and the selling shareholder have each agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

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

     This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

     Some of the underwriters have engaged, and may in the future engage, in transactions with and perform services for Santa Fe and Kuwait Petroleum Corporation in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the ordinary shares offered hereby will be passed upon for Santa Fe by Maples and Calder. Certain U.S. legal matters will be passed upon for Santa Fe by Haynes and Boone, LLP and certain U.S. tax matters will be passed upon for Santa Fe by Mayer, Brown & Platt. The underwriters are being advised as to U.S. matters by Sullivan & Cromwell and as to Cayman Islands matters by Walkers. SFIC Holdings (Cayman), Inc. and Kuwait Petroleum Corporation are being advised as to Cayman Islands matters by Maples and Calder and as to U.S. matters by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual and special reports and other information with the SEC under the Securities Exchange Act of 1934. Our SEC filings are available to the public over the Internet at the SEC's web site on the worldwide web at sec.gov. You may also read and copy any document we file at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York 10048. Please call the SEC at
(800) SEC-0330 for further information on the public reference room. Our Internet web site is on the world wide web at sfdrill.com. Neither the information on our web site nor the SEC's web site is part of this prospectus and references in this prospectus to our web site or any other web site are inactive textual references only.

     We have filed with the SEC a registration statement on Form F-3 under the U.S. federal securities laws with respect to the selling shareholder's offering of ordinary shares. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the attached schedules and exhibits.

     You may also inspect and copy any of our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our ordinary shares are traded.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below:

          1. Our Annual Report on Form 20-F for the year ended December 31, 1999; and

          2. The description of our ordinary shares contained in the registration statement on Form 8-A (No. 1-14634) filed on May 14, 1997.

     All reports and other documents we subsequently file on Form 20-F, Form 40-F, Form 10-K, Form 10-Q or Form 8-K pursuant to the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering shall be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents. In addition, we may incorporate reports and other documents filed on Form 6-K after the date of this prospectus and before the termination of this offering by identifying in the Form 6-K that these reports and documents are being incorporated by reference into this prospectus from the date of the filing of such reports and documents.

     We will provide our SEC filings to any person, including any beneficial owner, to whom this prospectus is delivered, at no cost, upon written or oral request to us at Santa Fe International Corporation, Two Lincoln Centre, Suite 1100, 5420 LBJ Freeway, Dallas, Texas 75240-2648, Attention: Vice
President -- Investor Relations. You may call our Vice President of Investor Relations at (972) 701-7300 to request filings.

                       SANTA FE INTERNATIONAL CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Auditors..............................   F-2
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 and for the three months
  ended March 31, 1999 and 2000 (Unaudited).................   F-3
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and March 31, 2000 (Unaudited)............................   F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998 and 1999 and for the
  three months ended March 31, 1999 and 2000 (Unaudited)....   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and for the three months
  ended March 31, 1999 and 2000 (Unaudited).................   F-6
Notes to the Consolidated Financial Statements..............   F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Santa Fe International Corporation

     We have audited the accompanying consolidated balance sheets of Santa Fe International Corporation and subsidiary companies (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Santa Fe International Corporation and subsidiary companies at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP

Dallas, Texas
January 26, 2000

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                      THREE MONTHS
                                              YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                      ---------------------------------------   -------------------------
                                         1997          1998          1999          1999          2000
                                         ----          ----          ----          ----          ----
                                                                                       (UNAUDITED)
Operating revenues (Notes 10 and
  11)...............................  $   688,957   $   811,346   $   614,241   $   185,516   $   132,548
Operating costs.....................      373,833       414,022       355,763        93,513        88,643
                                      -----------   -----------   -----------   -----------   -----------
  Operating margin..................      315,124       397,324       258,478        92,003        43,905
Other operating costs and expenses:
  Depreciation and amortization
    (Note 3)........................       46,197        55,807        71,631        17,658        20,359
  General and administrative........       20,149        22,161        18,596         5,189         4,121
  Gain on sale of assets............         (626)       (5,988)         (805)         (200)         (284)
                                      -----------   -----------   -----------   -----------   -----------
Operating income....................      249,404       325,344       169,056        69,356        19,709
Other income (expense):
  Investment income.................        4,518         5,583        10,473         1,431         3,590
  Other, net........................       (1,650)       (4,263)       (1,070)       (1,114)       (1,128)
                                      -----------   -----------   -----------   -----------   -----------
Income before provision for taxes on
  income............................      252,272       326,664       178,459        69,673        22,171
Provision for taxes on income (Note
  5)................................       27,486        39,520        28,635        11,217         3,902
                                      -----------   -----------   -----------   -----------   -----------
Net income..........................  $   224,786   $   287,144   $   149,824   $    58,456   $    18,269
                                      ===========   ===========   ===========   ===========   ===========
Net income per Ordinary Share:
  Basic.............................  $      1.96   $      2.51   $      1.31   $      0.51   $      0.16
                                      ===========   ===========   ===========   ===========   ===========
  Diluted...........................  $      1.96   $      2.50   $      1.30   $      0.51   $      0.16
                                      ===========   ===========   ===========   ===========   ===========
Weighted average shares used in per
  Ordinary Share computations:
  Basic.............................  114,500,000   114,500,249   114,735,287   114,728,491   114,910,836
                                      ===========   ===========   ===========   ===========   ===========
  Diluted...........................  114,608,000   114,812,234   115,442,597   115,090,366   116,371,456
                                      ===========   ===========   ===========   ===========   ===========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE DATA)

                                                          DECEMBER 31,
                                                    ------------------------     MARCH 31,
                                                       1998         1999            2000
                                                       ----         ----         ---------
                                                                                (UNAUDITED)
                                           ASSETS

Current assets:
  Cash and cash equivalents.......................  $  124,314   $    99,692    $   248,268
  Marketable securities...........................          --       147,749         13,008
  Accounts receivable (Note 11)...................     161,728       107,741        115,740
  Inventories.....................................      51,481        42,083         36,426
  Prepaid expenses and other current assets.......      14,913        11,427          9,019
                                                    ----------   -----------    -----------
          Total current assets....................     352,436       408,692        422,461
                                                    ----------   -----------    -----------
Property and equipment, at cost (Note 3)..........   2,030,756     2,152,094      2,159,935
  Less accumulated depreciation and
     amortization.................................    (981,555)   (1,049,530)    (1,068,871)
                                                    ----------   -----------    -----------
  Property and equipment, net.....................   1,049,201     1,102,564      1,091,064
Other noncurrent assets (Notes 5 and 7)...........      52,099        52,286         52,672
                                                    ----------   -----------    -----------
          Total assets............................  $1,453,736   $ 1,563,542    $ 1,566,197
                                                    ==========   ===========    ===========

                            LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable................................  $   74,603   $    49,212    $    44,109
  Accrued liabilities (Note 4)....................     107,057       100,214         92,778
                                                    ----------   -----------    -----------
          Total current liabilities...............     181,660       149,426        136,887
Other noncurrent liabilities (Note 6).............      44,852        48,091         46,148
                                                    ----------   -----------    -----------
          Total liabilities.......................     226,512       197,517        183,035
Commitments and contingencies (Note 9)
Shareholders' equity (Notes 1 and 8):
  Ordinary Shares par value $0.01; 600,000,000
     shares authorized, 114,762,469, 114,971,177
     and 115,144,552 shares issues and outstanding
     at December 31, 1998 and 1999 and March 31,
     2000, respectively...........................       1,148         1,150          1,151
  Additional paid-in capital......................     667,816       671,707        674,309
  Retained earnings...............................     558,260       693,168        707,702
                                                    ----------   -----------    -----------
          Total shareholders' equity..............   1,227,224     1,366,025      1,383,162
                                                    ----------   -----------    -----------
          Total liabilities and shareholders'
            equity................................  $1,453,736   $ 1,563,542    $ 1,566,197
                                                    ==========   ===========    ===========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                (U.S. DOLLARS, IN THOUSANDS, EXCEPT SHARE DATA)

                                              ORDINARY SHARES       ADDITIONAL                  TOTAL
                                          -----------------------    PAID-IN     RETAINED   SHAREHOLDERS'
                                            SHARES      PAR VALUE    CAPITAL     EARNINGS      EQUITY
                                          -----------   ---------   ----------   --------   -------------
BALANCE AT DECEMBER 31, 1996............   84,500,000    $  845     $  728,418     68,658     $  797,921
Ordinary Shares issued for cash, net
  (Note 1)..............................   40,000,000       400      1,080,320         --      1,080,720
Purchase of Ordinary Shares from
  Holdings (Note 1).....................  (10,000,000)     (100)      (272,080)        --       (272,180)
Distributions to parent.................           --        --       (871,604)        --       (871,604)
Ordinary Shares issued pursuant to
  employee benefit plans, net of
  forfeitures...........................      246,550         2            815         --            817
Dividends...............................           --        --             --     (7,443)        (7,443)
        Net income......................           --        --             --    224,786        224,786
                                          -----------    ------     ----------   --------     ----------
BALANCE AT DECEMBER 31, 1997............  114,746,550     1,147        665,869    286,001        953,017
Ordinary Shares issued pursuant to
  employee benefit plans, net of
  forfeitures...........................       15,919         1          1,947         --          1,948
Dividends...............................           --        --             --    (14,885)       (14,885)
        Net income......................           --        --             --    287,144        287,144
                                          -----------    ------     ----------   --------     ----------
BALANCE AT DECEMBER 31, 1998............  114,762,469     1,148        667,816    558,260      1,227,224
Ordinary Shares issued pursuant to
  employee benefit plans, net of
  forfeitures...........................      208,708         2          3,891                     3,893
Dividends...............................                                          (14,916)       (14,916)
        Net income......................           --        --             --    149,824        149,824
                                          -----------    ------     ----------   --------     ----------
BALANCE AT DECEMBER 31, 1999............  114,971,177     1,150        671,707    693,168      1,366,025
Ordinary shares issued pursuant to
  employee benefit plans................      173,375         1          2,602                     2,603
Dividends...............................                                           (3,735)       (3,735)
        Net Income......................           --        --             --     18,269         18,269
                                          -----------    ------     ----------   --------     ----------
BALANCE AT MARCH 31, 2000 (UNAUDITED)...  115,144,552    $1,151     $  674,309   $707,702     $1,383,162
                                          ===========    ======     ==========   ========     ==========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. DOLLARS, IN THOUSANDS)

                                                                                              THREE MONTHS
                                                                  YEAR ENDED                      ENDED
                                                                 DECEMBER 31,                   MARCH 31,
                                                      ----------------------------------   -------------------
                                                         1997        1998        1999        1999       2000
                                                         ----        ----        ----        ----       ----
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..........................................  $  224,786   $ 287,144   $ 149,824   $ 58,456   $ 18,269
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.....................      46,197      55,807      71,631     17,658     20,359
  Gain on sale of assets............................        (626)     (5,988)       (805)      (200)      (284)
  Accretion of interest income and gains on sales of
    marketable securities...........................      (2,356)       (127)     (4,400)      (365)     1,325
  Deferred provision (benefit) for taxes on
    income..........................................       3,422        (785)        (71)       (43)        --
  Changes in operating assets and liabilities:
    Accounts receivable.............................     (12,908)    (12,460)     53,987      6,708     (7,999)
    Inventories.....................................      (1,399)       (299)      9,398        311      5,657
    Prepaid expenses and other current assets.......      (7,015)      2,546       3,486        268      2,407
    Accounts payable................................      35,280     (17,411)    (25,391)   (23,401)    (5,103)
    Accrued liabilities.............................      14,220      27,316      (6,843)       456     (6,684)
  Other, net........................................      (1,807)      7,478       4,040      1,574     (2,647)
                                                      ----------   ---------   ---------   --------   --------
        Net cash provided by operating activities...     297,794     343,221     254,856     61,422     25,300
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures................................    (229,192)   (277,400)   (124,608)   (38,264)    (8,740)
Advance payments for drilling rigs..................     (23,111)    (18,532)         --         --
Proceeds from sales of property and equipment.......         911       1,406       1,257        296        365
Maturities of marketable securities.................      68,491       8,220      90,774         --    148,254
Purchases of marketable securities..................     (52,747)         --    (234,123)   (51,488)   (14,838)
Proceeds from insurance settlement..................          --      13,831          --         --
                                                      ----------   ---------   ---------   --------   --------
        Net cash used for investing activities......    (235,648)   (272,475)   (266,700)   (89,456)   125,041
CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of Ordinary Shares, net........................   1,080,720          --       2,130      2,099      1,964
Purchase of Ordinary Shares from Holdings...........    (272,180)         --          --         --         --
Distributions to parent, net........................    (871,604)         --          --         --         --
Dividends paid......................................      (3,721)    (14,885)    (14,908)    (3,721)    (3,729)
                                                      ----------   ---------   ---------   --------   --------
        Net cash used for financing activities......     (66,785)    (14,885)    (12,778)    (1,622)    (1,765)
                                                      ----------   ---------   ---------   --------   --------
Net change in cash and cash equivalents.............      (4,639)     55,861     (24,622)   (29,656)   148,576
Cash and cash equivalents at beginning of period....      73,092      68,453     124,314    124,314     99,692
                                                      ----------   ---------   ---------   --------   --------
Cash and cash equivalents at end of period..........  $   68,453   $ 124,314   $  99,692   $ 94,658   $248,268
                                                      ==========   =========   =========   ========   ========
Supplemental disclosures of cash flows information:
  Income taxes paid.................................  $   15,199   $  28,005   $  31,592   $  3,985   $  4,663
                                                      ==========   =========   =========   ========   ========

                See notes to consolidated financial statements.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly owned by the Government of Kuwait. The Company owns and operates a high quality, technologically advanced fleet of 27 marine drilling rigs and 33 land drilling rigs and provides drilling related services to the petroleum industry worldwide.

     On May 27, 1997, the Company was recapitalized, resulting in the Company's 900,000 authorized ordinary shares, par value $1.00 per share, with 1,003 ordinary shares issued and outstanding, being recapitalized into 600,000,000 authorized ordinary shares, par value $0.01 per share ("Ordinary Shares"), with 84,500,000 Ordinary Shares issued and outstanding. The accompanying consolidated financial statements have been adjusted to reflect this recapitalization retroactively.

     On June 9 and 13, 1997, respectively, the Company commenced and completed an initial public offering (the "Offering") of Ordinary Shares. Upon the issuance of 40,000,000 Ordinary Shares in the Offering and consummation of the purchase described below of Ordinary Shares from Holdings, the Company had 114,500,000 Ordinary Shares outstanding. Immediately following the Offering, Holdings held 65.1% of the outstanding Ordinary Shares of the Company. The Offering price was $28.50 per share, resulting in net proceeds of approximately $1,088,720,000 after deducting underwriting discounts and commissions. The Company also incurred approximately $8 million of expenses in connection with the Offering which has been charged to additional paid-in-capital. Upon receipt of proceeds from the sale of the first 30,000,000 Ordinary Shares sold in the Offering, the Company paid a cash dividend to Holdings in an amount equal to those proceeds. All of the proceeds the Company received from the sale in the Offering of Ordinary Shares in excess of that amount were used to purchase a like number of Ordinary Shares from Holdings.

     The Company's current dividend policy contemplates the payment of quarterly dividends of $0.0325 per Ordinary Share. Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate, from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, are declared and paid in U.S. dollars. At December 31, 1999, the Company had declared dividends which had not been paid amounting to $3,729,000.

     The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States.

     The consolidated financial statements for the three months ended March 31, 1999 and 2000 included herein have been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Results of operations for the three month period ended

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

March 31, 2000 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The Company consolidates all of its majority-owned subsidiaries. The Company also consolidates joint ventures over which the Company exercises control through the joint venture agreement or related operating and financing agreements. The Company accounts for its interest in other joint ventures using the equity method. All material intercompany accounts and transactions are eliminated in consolidation.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash equivalents consist of highly liquid short-term investments that are readily convertible into cash and which at the date of purchase were so near their maturity that they expose the Company to an insignificant risk from changes in interest rates. Cash equivalents are carried at cost plus accrued interest, which approximates fair value. The interest method is used to account for any premium or discount on cash equivalents. The Company's policy is to place its temporary cash investments with high credit quality financial institutions and by policy limit the amount of credit exposure to any one financial institution.

     The Company's marketable securities and long-term investments are classified as available-for-sale securities. Unrealized holding gains and losses on securities available-for-sale are recorded as a component of other comprehensive income, net of tax effect. The fair values for marketable securities are based on quoted market prices. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The Company does not believe that it is exposed to any significant risks on its investments.

     At December 31, 1999, marketable securities consisted primarily of Eurodollar debt securities and commercial paper for which cost approximates market value.

  INVENTORIES

     Inventories consist primarily of materials and supplies which are used in operations and are stated at the lower of cost (determined principally by the average cost or specific identification method) or estimated net realizable value.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

  CONCENTRATIONS OF CREDIT RISK

     The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company provides allowances for potential credit losses when necessary. The Company did not incur any charges for credit losses during the periods presented. Accounts receivable from the Company's customers are generally unsecured.

  PROPERTY AND EQUIPMENT

     Property and equipment, composed primarily of marine and land drilling rigs, is carried at cost. Maintenance and repairs are charged to expense as incurred. Major replacements and upgrades are capitalized, as is the cost of initial mobilization of a newly constructed rig. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation and amortization are removed from the respective accounts and any gains or losses are included in the results of operations. Property and equipment is depreciated on the straight-line method, after allowing for salvage values, over the remaining estimated useful lives from the date the asset is placed into service.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company reviews its long-term assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reported at the lower of carrying amount or fair value. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less cost to sell. No impairment charges were recorded by the Company during the years ended December 31, 1997, 1998 or 1999.

  OPERATING REVENUES AND COSTS

     The majority of the Company's drilling contracts are performed on a dayrate basis, with revenues and expenses recognized as work is performed. The Company also operates under incentive-based contracts, such as turnkey drilling and footage contracts, under the terms of which the Company may earn additional revenues by exceeding preset conditions of job performance. The Company recognizes incremental revenues from these incentive-based contracts when such conditions of the contract have been achieved. Under certain incentive-based contracts, the Company may incur penalties or reduced remuneration if preset conditions are not achieved. The Company recognizes the effect of such penalties or reduced remuneration, which historically has been immaterial, as an adjustment to incentive revenues when the amount reasonably can be estimated.

     In connection with drilling contracts, the Company may receive lump sum fees for the mobilization of equipment and personnel or for capital improvements to rigs. In connection with mobilization reimbursements, the net of mobilization fees received and expenses incurred is recognized over the term of the drilling contract. Costs of relocating drilling units without contracts are expensed as incurred. Demobilization fees received are reflected in income, net of any related expense. Capital upgrade fees received from the client are deferred and recognized as revenue over the period of the drilling contract. The actual cost incurred for the capital upgrade is capitalized and depreciated over the estimated useful life of the asset.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The Company also earns revenue by providing drilling related services. Revenues from third party rig operations, drilling engineering and integrated well services are recognized as the services are performed. Revenues from drilling project management contracts are recognized using the percentage of completion method based on the ratio of costs incurred to total estimated contract costs. Provisions for losses are recorded for contracts in progress when losses are anticipated.

  INCOME TAXES

     The Company is not subject to income taxes in the Cayman Islands. The current provision for taxes on income consists primarily of income taxes based on the tax laws and rates of the countries in which operations were conducted during the periods presented. Certain of the Company's operations were included in consolidated income tax returns of affiliates during the periods presented. Under tax sharing agreements, the Company provides for income taxes payable to such affiliates as if it filed separate income tax returns.

     The Company computes its provision for deferred income taxes using the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the future tax benefits to the extent, based on available evidence, it is more likely than not they will be realized.

  FOREIGN CURRENCY TRANSLATION

     The functional currency of the primary economic environments in which the Company operates is the U.S. dollar. Gains and losses resulting from the remeasurement of local currencies into U.S. dollars are included in the consolidated results of operations of the current period. The Company periodically reviews the operations of its entities to ensure the functional currency of each entity is the currency of the primary economic environment in which it operates.

  SHARE OPTIONS AND AWARDS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee share options. Under APB 25, if the exercise price of an employee's share option equals or exceeds the market price of the underlying share on the date of grant, no compensation expense is recognized.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

  NET INCOME PER ORDINARY SHARE

     The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS No. 128, "Earnings Per Share" (in thousands except share and per share amounts):

                                                     YEAR ENDED DECEMBER 31,
                                            ------------------------------------------
                                                1997           1998           1999
                                                ----           ----           ----
Numerator:
          Net income......................  $    224,786   $    287,144   $    149,824
                                            ============   ============   ============
Denominator:
  Denominator for basic net income per
     Ordinary Share -- weighted-average
     shares...............................   114,500,000    114,500,249    114,735,287
Effect of dilutive securities
  Employee stock options..................       108,000        311,985        707,310
                                            ------------   ------------   ------------
Dilutive potential common shares..........       108,000        311,985        707,310
  Denominator for diluted net income per
     Ordinary Share -- adjusted weighted-
     average shares and assumed
     conversions..........................   114,608,000    114,812,234    115,442,597
                                            ============   ============   ============
Basic net income per Ordinary Share.......  $       1.96   $       2.51   $       1.31
Diluted net income per Ordinary Share.....  $       1.96   $       2.50   $       1.30

     For additional disclosures regarding employee stock options, see Note 8.

  COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 1997, 1998 and 1999, the Company realized no transactions other than those reported in net income.

  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain of those imbedded in other contracts, and for hedging activities by requiring that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. At December 31, 1997, 1998 and 1999, the Company had no material derivative instruments or hedging activities that would require disclosure or measurement under SFAS No. 133.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

  BUSINESS CONDITIONS AND RISK FACTORS

     The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization resulting in high rig dayrates followed by periods of low demand, excess rig supply and depressed rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the current and anticipated prices of oil and natural gas and drilling budgets of oil and gas companies.

     During industry down cycles, drilling companies compete aggressively for contracts at depressed rates and often are compelled to accept contract terms which are less favorable than those which normally prevail, especially in areas such as liability and indemnity provisions, rate structure, termination and term extension options. Low rig utilization in weak markets causes drilling companies to lay-up or "stack" idle rigs, which often results in termination of employment of all or part of the associated rig crews.

     The volatile and cyclical nature of the industry may be further exacerbated as newly built rigs enter the market and drilling companies aggressively compete for the opportunities to contract offshore and land rigs.

3. PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows (in thousands):

                                                                  DECEMBER 31,
                                               ESTIMATED     -----------------------
                                             USEFUL LIVES       1998         1999
                                             ------------       ----         ----
Drilling rigs and equipment................  3 to 30 years   $1,764,359   $2,025,629
Buildings, facilities, and camps...........  4 to 10 years       52,094       57,617
Transportation equipment...................   3 to 5 years       18,421       19,828
Land.......................................                         316          316
Construction in progress...................                     195,566       48,704
                                                             ----------   ----------
                                                             $2,030,756   $2,152,094
                                                             ==========   ==========

4. ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                             -----------------------
                                                                1998         1999
                                                                ----         ----
Compensation and benefits.................................   $   29,182   $   27,653
Deferred revenue..........................................       14,409        9,544
Income taxes (Note 5).....................................       54,323       50,582
Accrued insurance.........................................        1,656        2,360
Other.....................................................        7,487       10,075
                                                             ----------   ----------
                                                             $  107,057   $  100,214
                                                             ==========   ==========

5. INCOME TAXES

     The Company is not subject to income taxes in the Cayman Islands. All of the Company's income before provision for taxes on income and the related provision for taxes on income relates to operations in jurisdictions other than the Cayman Islands. The relationship between income before provision for taxes on income and the provision for taxes on income varies from

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction changes from period to period.

     The reconciliation of income taxes computed at the applicable statutory rates of the jurisdictions in which the Company's operations are located and the provision for taxes on income is as follows (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                        1997       1998      1999
                                                        ----       ----      ----
Provision for taxes on income at the applicable
  statutory rates of the jurisdictions in which the
  Company's operations are located..................  $ 91,446   $108,708   $16,763
Effect of income taxed at rates other than the
  statutory rates of jurisdictions in which the
  Company's operations are located..................   (53,852)   (66,336)   11,070
Benefit of additional tax depreciation..............   (16,461)   (10,114)   (7,114)
Taxes on income resulting from indexation...........     2,629        720        --
Benefit of net operating loss carryforwards.........      (127)    (2,827)   (4,012)
Benefit of net operating losses not recognized......     3,851      8,743    11,178
Other...............................................        --        626       750
                                                      --------   --------   -------
Provision for taxes on income.......................  $ 27,486   $ 39,520   $28,635
                                                      ========   ========   =======

     The components of the provision for taxes on income are as follows (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                        1997       1998      1999
                                                        ----       ----      ----
Current provision...................................  $ 24,064   $ 40,305   $28,706
Deferred provision (benefit)........................     3,422       (785)      (71)
                                                      --------   --------   -------
Provision for taxes on income.......................  $ 27,486   $ 39,520   $28,635
                                                      ========   ========   =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The Company's net deferred tax liabilities and assets consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                               ----       ----
Deferred tax liabilities:
  Property and equipment....................................  $(8,739)  $(12,298)
  Other.....................................................    2,216      3,943
                                                              -------   --------
                                                               (6,523)    (8,355)
Deferred tax assets:
  Net operating loss carryforwards:
     Australia..............................................    4,016      4,016
     Egypt..................................................       --      2,743
     Venezuela..............................................    3,902        209
     Oman...................................................    1,741      4,126
     Qatar..................................................    2,448      3,339
     Indonesia..............................................      420      4,621
     Tunisia................................................    3,305      3,305
     Ireland................................................       81      2,662
     U.S. ..................................................    2,031      1,812
     U.S. credit carryover..................................      240        168
                                                              -------   --------
          Total deferred income tax assets..................   18,184     27,001
Valuation allowance.........................................  (12,852)   (19,736)
                                                              -------   --------
                                                                5,332      7,265
                                                              -------   --------
          Net deferred income tax liabilities...............  $(1,191)  $ (1,090)
                                                              =======   ========

     The Company's net operating loss carryforwards include tax effected losses of $20,155,000 that expire between 2001 and 2013. The remaining $6,678,000 of net operating losses do not expire.

     The Company's income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. At December 31, 1998 and 1999, accrued income taxes include $24,613,000 and $30,799,000, respectively, representing estimated liabilities which will result from final settlements of such reviews and examinations. The Company believes that all income tax issues which have been or may be raised as a result of such reviews and examinations will be resolved with no material impact on the Company's financial position or results of operations.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

6. OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                               ----      ----
Pension benefits (Note 7)...................................  $10,214   $ 7,210
Postretirement health and insurance benefits (Note 7).......   14,054    13,806
Deferred mobilization revenue...............................    3,460    10,442
Deferred Taxes..............................................    1,191     1,090
Other.......................................................   15,933    15,543
                                                              -------   -------
                                                              $44,852   $48,091
                                                              =======   =======

7. EMPLOYEE BENEFIT PLANS

     The Company sponsors several qualified and non-qualified benefit plans and other postretirement benefit plans for its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets at December 31, 1998 and 1999 (in thousands):

                                                                      OTHER
                                               PENSION           POSTRETIREMENT
                                              BENEFITS              BENEFITS
                                         -------------------   -------------------
                                           1998       1999       1998       1999
                                           ----       ----       ----       ----
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
  period...............................  $ 88,631   $101,216   $  8,855   $  9,008
Service cost...........................     5,137      5,630         65         63
Interest cost..........................     6,967      7,829        621        661
Plan participants' contributions.......       958      1,087        354        407
Actuarial (gains) losses...............     5,667     (5,239)       468        241
Benefits paid..........................    (2,903)    (2,237)    (1,355)    (1,049)
Settlements............................    (3,241)    (1,544)        --         --
                                         --------   --------   --------   --------
Benefit obligation at end of period....  $101,216   $106,742   $  9,008   $  9,331
                                         ========   ========   ========   ========
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of period............................  $ 94,942   $109,739   $     --   $     --
Actual return on plan assets...........    13,723     12,939         --         --
Company contributions..................     6,260      4,706      1,001        642
Plan participants' contributions.......       958      1,087        354        407
Benefits paid..........................    (2,903)    (2,237)    (1,355)    (1,049)
Settlements............................    (3,241)    (1,544)        --         --
                                         --------   --------   --------   --------
Fair value of plan assets at end of
  period...............................  $109,739   $124,690   $     --   $     --
                                         ========   ========   ========   ========
FUNDED STATUS
Funded status of the plan
  (underfunded)........................  $  8,523   $ 17,948   $ (9,008)  $ (9,331)
Unrecognized net actuarial gains.......    (9,894)   (21,581)    (4,990)    (4,425)
Unrecognized prior service cost........     1,655      2,340        (56)       (50)
Unrecognized net transition
  liability............................      (290)      (295)        --         --
                                         --------   --------   --------   --------
Aggregate accrued benefit cost.........  $     (6)  $ (1,588)  $(14,054)  $(13,806)
                                         ========   ========   ========   ========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The following table provides the amounts recognized in the statement of financial position as of December 31, 1998 and 1999 (in thousands):

                                                                      OTHER
                                               PENSION           POSTRETIREMENT
                                               BENEFITS             BENEFITS
                                          ------------------   -------------------
                                           1998       1999       1998       1999
                                           ----       ----       ----       ----
Prepaid benefit cost....................  $ 8,929   $ 10,033   $     --   $     --
Accrued benefit liability...............   (8,935)   (11,621)   (14,054)   (13,806)
Additional minimum liability............   (1,279)    (2,250)        --         --
Intangible asset........................    1,279      2,250         --         --
                                          -------   --------   --------   --------
Net amount recognized...................  $    (6)  $ (1,588)  $(14,054)  $(13,806)
                                          =======   ========   ========   ========

     Certain of the Company's nonqualified supplemental retirement plans had accumulated benefit obligations in excess of plan assets. These plans' accumulated and projected benefit obligations were $10,214,000 and $14,198,000 at December 31, 1998 and $13,871,000 and $17,488,000 at December 31, 1999,
respectively. There are no plan assets in these plans. All of the Company's plans for postretirement benefits other than pensions also have no plan assets.

     The following table provides the components of net periodic benefit costs for the plans for the periods presented (in thousands):

                                                                         OTHER
                                                                    POSTRETIREMENT
                                        PENSION BENEFITS               BENEFITS
                                   ---------------------------   ---------------------
                                           YEAR ENDED                 YEAR ENDED
                                          DECEMBER 31,               DECEMBER 31,
                                   ---------------------------   ---------------------
                                    1997      1998      1999     1997    1998    1999
                                    ----      ----      ----     ----    ----    ----
Service cost.....................  $ 4,246   $ 5,127   $ 5,635   $  55   $  65   $  63
Interest cost....................    5,870     6,957     7,833     670     621     661
Expected return on plan assets...   (7,067)   (7,856)   (8,962)     --      --      --
Amortization of transition
  obligation.....................       19        19        20      --      --      --
Amortization of prior service
  cost...........................     (114)       26        97      (6)     (5)     (5)
Amortization of net (gain)
  loss...........................      969       204      (296)   (588)   (508)   (324)
Settlement charge................       --       971     1,852      --      --      --
                                   -------   -------   -------   -----   -----   -----
Net periodic benefit cost........  $ 3,923   $ 5,448   $ 6,179   $ 131   $ 173   $ 395
                                   =======   =======   =======   =====   =====   =====

     Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the remaining service period of active participants.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                                     OTHER POSTRETIREMENT
                                                                           BENEFITS
                                          PENSION BENEFITS           ---------------------
                                 ----------------------------------       YEAR ENDED
                                      YEAR ENDED DECEMBER 31,            DECEMBER 31,
                                 ----------------------------------  ---------------------
                                   1997        1998         1999     1997    1998    1999
                                   ----        ----         ----     ----    ----    ----
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate..................  8.0%-9.0%   7.0%-9.0%   7.75%-8.0%  8.0%    7.0%    7.75%
Increase in future compensation
  levels.......................  4.5%-7.0%   4.5%-7.0%   4.5%-6.0%    N/A     N/A      N/A
Expected long-term rate of
  return on assets.............  8.0%-9.0%   8.0%-9.0%      8.0%      N/A     N/A      N/A

     The Company provides postretirement medical benefits to all employees who are U.S. citizens and certain non-U.S. citizen employees. Postretirement life insurance benefits are provided to certain U.S. and non-U.S. citizen employees. The Company's policy is to fund the cost of these benefits as claims are incurred. The Company allocates benefit costs to affiliates based on the ratio of active employees of affiliates to total employees.

     The weighted-average annual assumed rate of increase in the per capita cost of covered medical benefits is 8% for the years ended December 31, 1997, 1998 and 1999, respectively. This rate is assumed to decrease to 7% in 2000, then to 6% in 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, as of and for the year ended December 31, 1999, increasing or decreasing the assumed health care cost trend rates by one percentage point each year would change the accumulated postretirement benefit obligation by approximately $487,000 and $436,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit by approximately $34,000 and $31,000, respectively.

  ANNUAL INCENTIVE COMPENSATION PLAN

     The Company maintains an Annual Incentive Compensation Plan ("AIP"), which provides for payment of additional compensation to participating employees, including executive officers, based on individual contributions and performance measures of the Company as defined in the plan. During the term of the AIP, an aggregate amount of 286,250 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the AIP. Amounts charged to expense related to awards under the Annual Incentive Compensation Plan aggregated $2,520,000, $2,100,000 and $1,100,000 for the years ended December 31, 1997,
1998 and 1999, respectively.

  PERFORMANCE UNIT PLAN

     The Company's Performance Unit Plan provides incentives to certain members of management through performance share units to foster and promote the long-term financial success of the Company. The performance share units vest, and the related compensation expense is accrued, over a three year performance period based on performance measures of the Company as defined in the plan. Amounts charged to expense related to awards under the Performance Unit Plan aggregated $2,998,000, $2,090,000, and $800,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The last awards under the Performance Unit

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

Plan were granted in December 1996, and no further awards will be made under the Plan. The Performance Unit Plan remained in existence until the last performance cycle had elapsed and payouts were made to participants. The Performance Unit Plan was terminated in September 1999, shortly after the results had been finalized for the third plan year ending June 30, 1999.

  INVESTMENT SAVINGS AND PROFIT SHARING PLAN

     The Company maintains an Investment Savings and Profit Sharing Plan, a defined contribution 401(k) plan that allows U.S. dollar payroll employees to make both pre-tax and after-tax employee contributions. The Company matches these employee contributions up to a maximum of 5% of a participant's base salary subject to the limitations of eligible salary. Employees are vested in all contributions made. Additionally, although it has not done so since 1984 and currently does not expect to do so in the future, the Company may also make additional employer contributions in any year from profits. Matching contributions totaled $1,660,000, $1,756,000 and $1,392,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  1997 EMPLOYEE SEVERANCE PROTECTION PLAN

     The Company maintains the 1997 Employee Severance Protection Plan (the "Severance Protection Plan") to retain the services of its employees in the event of an unsolicited takeover of the Company or in the event of a threat of a Change of Control, as defined, of the Company. The Severance Protection Plan is intended to ensure the continued dedication and efforts of the Company's employees in such events without undue concern for their personal financial and employment security. The Severance Protection Plan covers all full-time U.S.-based payroll employees. Severance is only payable in the event of a termination of employment by the Company other than for "cause" or voluntary termination by the Employee for "good reason", each as defined in the Severance Protection Plan, within a specific period following a Change in Control. A participant will also receive severance if the employee is terminated by the Company without "cause" or for "good reason" at the request or direction of the third party involved in the Change in Control or otherwise in connection with or in anticipation of a Change in Control.

  EXECUTIVE SEVERANCE PROTECTION AGREEMENTS

     Commencing in 1999, the Company entered into Executive Severance Protection Agreements (the "Executive Agreements") with certain of its officers supplementing the provisions of the Severance Protection Plan for purposes of insuring the continued dedication and efforts of the Company's executives. The Executive Agreements provide certain benefits supplemental to and in lieu of the Severance Protection plan in the event of termination of employment (other than for "cause") or voluntary termination for "good reason" following a Change in Control of the Company, each as defined in the Severance Protection Plan, within two years following a Change in Control. The benefits applicable upon a Change in Control and termination of the executive's employment include severance compensation based upon three times annual salary and AIP bonus, a gross-up for any applicable excise tax, extension of welfare benefits for three years or until employment affording such benefits is secured, and an addition of three years service time and three years age for purposes of calculating the executive's pension plan benefits. In consideration for such supplemental severance protection, the Executive Agreements contain a one year worldwide non-compete provision, confidentiality undertakings and provisions limiting the application of "good reason" in respect of a relocation to another office of the Company or

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES its successor. Executive Agreements have been entered into with fourteen of the Company's officers.

8. SHARE AWARDS AND OPTIONS

  1997 LONG-TERM INCENTIVE PLAN

     The Company has adopted the 1997 Long Term Incentive Plan (the "LTIP"), which is designed to retain key executives and other selected employees by rewarding them for making major contributions to the success of the Company and to provide participants with a proprietary interest in the growth and performance of the Company.

     Employees of the Company eligible for awards under the LTIP are executive officers, other officers and key management personnel selected by the Compensation Committee (including employees who are Directors), and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. Awards under the LTIP may consist of the grant of stock options, share appreciation rights, restricted and/or performance-based share awards and/or restricted and/or performance-based cash awards, granted singly, in combination or in tandem. The exercise price for stock options shall not be less than 85% of the fair market value of the stock on the date of the option grant (100% in the case of incentive stock options). The Compensation Committee can also award supplemental payments up to the amount necessary to pay the federal income tax payable with respect to exercise of non-qualified stock options, share appreciation rights, restricted shares and performance units. If approved by the Compensation Committee, the Company may also make loans to participants to purchase shares pursuant to the exercise of an award. During the term of the LTIP, an aggregate of 5,725,000 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares under the LTIP. No participant may receive during a fiscal year incentive awards covering an aggregate of more than 150,000 Ordinary Shares.

     As of December 31, 1999, an aggregate of 3,674,800 options to purchase the Company's Ordinary Shares (net of cancelled or expired options) had been granted under the LTIP at prices ranging between $12.25 to $45.00 per Ordinary Share. In addition, the Company had granted restricted share awards for an aggregate of 235,199 Ordinary Shares (net of forfeited or issued shares) under the LTIP. The options will vest over periods ranging from two to four years and expire seven to ten years from the date of grant. The restricted share awards will vest over periods ranging from two to five years from the date of grant.

  1997 EMPLOYEE SHARE PURCHASE PLAN

     The Company has also adopted the 1997 Employee Share Purchase Plan (the "Share Purchase Plan"), which is designed to furnish eligible employees of the Company and designated subsidiaries of the Company an incentive to advance the best interests of the Company by providing a formal program whereby they may voluntarily purchase Ordinary Shares of the Company at a favorable price and upon favorable terms. Generally speaking, all covered employees of a participating company who are scheduled to work an average of at least 20 hours per week are eligible to participate in the Share Purchase Plan.

     Once a year, participants in the Share Purchase Plan will be granted options to purchase Ordinary Shares with a fair market value equal to the lesser of 10% of the participant's eligible compensation (as defined in the Share Purchase Plan) and the amount specified in Section 423(b) of the Code (currently, $25,000). The exercise price of the options is 85% of the fair market value of the Ordinary Shares on the date of grant or the date of exercise, whichever

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES is less. Options granted under the Share Purchase Plan are exercisable on the date one year after the date of grant. Generally, participants pay option exercise prices through payroll deductions made ratably throughout the year. An aggregate of 572,500 Ordinary Shares are available for grants of options under the Share Purchase Plan. The Share Purchase Plan, which became effective January 1, 1998, is administered by the Administrative Committee for the Employee Benefit Plans of the Santa Fe International Corporations. An aggregate of 192,938 and 159,411 Ordinary Shares were issued in January of the following year to participating employees for the years ended December 31, 1998 and 1999, respectively, at exercise prices of $10.997 and $12.325 per Ordinary Share.

  1997 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     The Company has also adopted the 1997 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan is designed to attract and retain the services of experienced and knowledgeable non-employee Directors and to provide non-employee Directors with a proprietary interest in the growth and performance of the Company. Awards under the Director Plan consist of a grant of stock options. The purchase price for the shares as to which the option is exercised will be payable in full upon exercise, in cash or, if permitted by the Compensation Committee, by tender of Ordinary Shares, valued at "fair market value." During the term of the Director Plan, an aggregate of 286,250 Ordinary Shares will be available for awards granted wholly or partly in Ordinary Shares. No option will be granted under the Director Plan after 10 years following consummation of the Offering. The Compensation Committee is responsible for administration and interpretation of the Director Plan.

     As of December 31, 1999, an aggregate of 97,000 options to purchase the Company's Ordinary Shares (net of cancelled or expired options) had been granted under the Director Plan to eight non-employee Directors who participated in the Director Plan. Such options were granted at exercise prices ranging from $12.25 to $45.50 per Ordinary Share. Any new non-employee Director will be granted a one-time award of a right to purchase 10,000 Ordinary Shares (increased from 4,000 by amendment of the Director Plan in March 1999). Each non-employee Director who continues in office immediately following the Annual General Meeting of Shareholders in any year (commencing in 1998) will automatically be granted an option to purchase 5,000 shares of Ordinary Shares (increased from 2,000 by amendment of the Director Plan in March 1999). The Board may increase the number of options granted, provided that a non-employee Director cannot receive more than 22,000 options (increased from 10,000 by amendment of the Director Plan in December 1998) in any year. The exercise price of options granted under the Director Plan is the fair market value of the Ordinary Shares on the date of the grant. Options granted pursuant to the Director Plan are exercisable in installments of 33 1/3% upon each anniversary of the date of grant. The term of each option is for a period not exceeding 10 years from the date of grant.

  ACCOUNTING TREATMENT AND DISCLOSURES RELATED TO SHARE AWARDS AND OPTIONS

     The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its plans. Compensation cost charged against income in connection with stock plans totaled $815,000, $1,947,000 and $3,891,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Differences between the quoted market price as of the date of the grant and the purchase price of restricted share grants is charged to operations over the vesting period. No compensation cost has been recognized for stock option grants as the Company routinely grants options with exercise prices equal to the market prices of the underlying stock on the date of grant.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The following is a summary of all of the Company's share option activity, and related information for the above plans for the years ended December 31, 1997, 1998 and 1999:

                                                                  WEIGHTED AVERAGE
                                                       OPTIONS     EXERCISE PRICE
                                                       -------    ----------------
OUTSTANDING AT DECEMBER 31, 1996....................         --            --
Granted.............................................    950,400        $39.94
Cancelled...........................................     (7,800)        41.19
                                                      ---------        ------
OUTSTANDING AT DECEMBER 31, 1997....................    942,600        $39.93
Granted.............................................  1,483,125         12.55
Cancelled...........................................    (49,725)        39.18
                                                      ---------        ------
OUTSTANDING AT DECEMBER 31, 1998....................  2,376,000        $22.85
Granted.............................................  1,544,350         20.89
Cancelled...........................................   (147,900)        27.65
Exercised...........................................       (650)        12.25
                                                      ---------        ------
OUTSTANDING AT DECEMBER 31, 1999....................  3,771,800        $21.86
                                                      =========        ======

     There were no options exercisable at December 31, 1997 and 29,708 and 512,233 options exercisable at December 31, 1998 and 1999, respectively.

     The following table summarizes information about options outstanding at December 31, 1999:

                                      WEIGHTED AVERAGE
                                         REMAINING           NUMBER OF SHARES
                                      CONTRACTUAL LIFE   -------------------------
EXERCISE PRICE                            (YEARS)        OUTSTANDING   EXERCISABLE
--------------                        ----------------   -----------   -----------
$28.50..............................        7.44            260,950      109,367
 45.50..............................        7.69              8,000        5,333
 45.00..............................        7.94            556,550      231,707
 39.75..............................        8.35              8,000        2,667
 12.25..............................        8.95          1,398,950      152,492
 15.19..............................        9.01             13,175       10,667
 20.38..............................        9.44             35,000           --
 22.94..............................        9.73             10,000           --
 20.94..............................        9.95          1,481,175           --
                                                          ---------      -------
          Total.....................        8.75          3,771,800      512,233
                                                          =========      =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", ("SFAS 123") requires the disclosure of pro forma net income and net income per Ordinary Share information computed as if the Company had accounted for its employee share options under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                            ----------------------
                                                            1997     1998     1999
                                                            ----     ----     ----
Expected life (in years)..................................  3.74     3.74     3.73
Risk-free interest rate...................................  6.00%    5.00%    6.00%
Volatility................................................  0.40     0.55     0.66
Dividend yield............................................  0.46%    0.46%    0.29%

     The weighted average estimated fair value of options granted during the years ended December 31, 1997, 1998 and 1999 was $14.43, $5.94 and $10.81,
respectively. The fair value of these options was estimated based on an expected life of the vesting period plus one year. For purposes of pro forma disclosures, the estimated fair value of stock based compensation plans and other options is amortized to expense over the vesting period. The Company's pro forma net income and net income per Ordinary Share is as follows (in thousands except per share amounts):

                                                      YEAR ENDED DECEMBER 31,
                                                  --------------------------------
                                                    1997        1998        1999
                                                    ----        ----        ----
Net income
  As reported...................................  $224,786    $287,144    $149,824
  Pro forma.....................................  $224,100    $281,658    $142,501
Basic net income per Ordinary Share
  As reported...................................  $   1.96    $   2.51    $   1.31
  Pro forma.....................................  $   1.96    $   2.46    $   1.24
Diluted net income per Ordinary Share
  As reported...................................  $   1.96    $   2.50    $   1.30
  Pro forma.....................................  $   1.96    $   2.45    $   1.23

     The Black-Scholes option valuation was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

9. COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company is involved in various lawsuits, claims and related matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     On September 20, 1999, the Company took delivery of the Galaxy III, a new heavy duty harsh environment jackup rig, the construction of which was contracted in September 1997. The Galaxy III departed the shipyard in late September for transit to the U.K. sector of the North Sea where it commenced work on a three year drilling contract December 5, 1999. The final cost of the rig, excluding initial mobilization costs, totaled approximately $178 million.

     On July 10, 1998, Rig 162, one of the Company's land rigs operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. There were no personnel injuries. As provided for in the drilling contract, the customer elected to cancel the remaining term of the contract and the Company determined that the rig would not be rebuilt. An unrepaired partial loss settlement of $13.8 million was negotiated with the Company's insurance carriers. All proceeds from this settlement were received during 1998. The Company recognized a gain of $4.8 million in connection with the insurance settlement.

     The Company has an uncommitted credit facility with a major bank which provides for advances and letters of credit up to a maximum of $35,000,000, denominated in U.S. dollars. This credit facility expires on June 29, 2000. At the Company's election, advances under this credit facility bear interest at the higher of (a) 0.50% per annum above the latest Federal Funds Rate and (b) the bank's publicly announced Reference Rate, or at the LIBOR rate plus 0.25%. The fee for letters of credit is 0.375% per annum. At December 31, 1999, none of the credit facility was drawn or used for standby letters of credit.

10. SEGMENT INFORMATION AND RELATED DISCLOSURES

     The Company has seven reportable segments, defined as different equipment classifications, or by contract terms in the case of drilling related services, as follows: heavy duty harsh environment jackup rigs, semisubmersible rigs, 300-350 foot premium cantilever jackup rigs, 200-250 foot jackup rigs, other marine rigs, land rigs and drilling related services. The Company's heavy duty harsh environment jackup rig fleet consists of six rigs capable of operating in water depths of 350-400 feet. The semisubmersible segment is comprised of three rigs capable of operating in water depths of up to 2,400 feet. Eight rigs capable of operating in water depths of 300-350 feet make up the 300-350 foot premium cantilever jackup rig segment. The 200-250 foot jackup rig segment consists of nine rigs capable of operating in water depths of 200-250 feet, seven of which are cantilevered and two of which are specially designed to operated in shallow water. One of the Company's 200-250 foot jackup rigs, Rig 134, is being upgraded to 300-foot depth capability and was reclassified as a 300-350 foot premium cantilever jackup rig effective January 1, 2000. Historically, the Company's platform rig and inland lake barge were combined and reported as "other marine rigs". During the fourth quarter of 1998, the Company's inland lake barge was retired from service, and, effective January 1, 1999, the Company has reclassified the remaining platform rig to its drilling related services segment. The land rig segment includes 33 rigs, all of which are specially designed to operate in remote areas. Through its drilling related services segment, the Company provides third party rig operations, incentive drilling and drilling engineering and project management services.

     The Company evaluates performance and allocates resources based upon the operating margin (operating revenues less operating expenses) generated by the segment. The accounting policies of the segments are the same as those described in the summary of significant policies (Note 2). There are no intersegment sales and transfers due to the nature of the business of the segments.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     Santa Fe's reportable segments are managed separately due to the distinct capabilities of each of the underlying equipment classifications or the particular contract requirements in the case of drilling related services. The following table sets forth the operating margin for each of the reportable segments and reconciles total operating revenues and operating expenses to amounts reported in the accompanying consolidated statements of operations (in thousands):

                                                                                THREE MONTHS
                                              YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                           ------------------------------   --------------------
                                             1997       1998       1999       1999        2000
                                             ----       ----       ----       ----        ----
                                                                                (UNAUDITED)
Operating revenues
  Heavy duty harsh environment jackup
    rigs.................................  $135,931   $148,997   $181,662   $ 45,262    $ 55,395
  Semisubmersibles.......................    87,787    114,952     88,702     28,917       5,364
  300-350 foot premium cantilever jackup
    rigs.................................   121,854    150,602     81,015     34,067      13,699
  200-250 foot jackup rigs...............   122,817    143,164     58,351     20,794      14,419
  Other marine rigs......................    11,984     11,836         --         --          --
                                           --------   --------   --------   --------    --------
         Total marine rigs...............   480,373    569,551    409,730    129,040      88,877
  Land rigs..............................   125,527    147,880    143,227     34,801      34,592
  Drilling related services..............    81,472     92,746     60,143     21,373       8,787
  Other..................................     1,585      1,169      1,141        302         292
                                           --------   --------   --------   --------    --------
         Total operating revenues........   688,957    811,346    614,241    185,516     132,548
Operating costs
  Heavy duty harsh environment jackup
    rigs.................................    47,091     49,549     62,175     14,437      17,385
  Semisubmersibles.......................    41,694     63,712     43,969     10,715      13,181
  300-350 foot premium cantilever jackup
    rigs.................................    59,645     58,373     48,459     13,238      12,664
  200-250 foot jackup rigs...............    59,260     66,982     49,992     12,243      13,686
  Other marine rigs......................     8,477      8,659         --         --          --
                                           --------   --------   --------   --------    --------
         Total marine rigs...............   216,167    247,275    204,595     50,633      56,916
  Land rigs..............................    86,547     97,966     95,255     23,606      23,632
  Drilling related services..............    61,641     65,665     42,437     15,633       6,081
  Other..................................     9,478      3,116     13,476      3,641       2,014
                                           --------   --------   --------   --------    --------
         Total operating costs...........   373,833    414,022    355,763     93,513      88,643
Operating margin
  Heavy duty harsh environment jackup
    rigs.................................    88,840     99,448    119,487     30,825      38,010
  Semisubmersibles.......................    46,093     51,240     44,733     18,202      (7,817)
  300-350 foot premium cantilever jackup
    rigs.................................    62,209     92,229     32,556     20,829       1,035
  200-250 foot jackup rigs...............    63,557     76,182      8,359      8,551         733
  Other marine rigs......................     3,507      3,177         --         --          --
                                           --------   --------   --------   --------    --------
         Total marine rigs...............   264,206    322,276    205,135     78,407      31,961
  Land rigs..............................    38,980     49,914     47,972     11,195      10,960
  Drilling related services..............    19,831     27,081     17,706      5,740       2,706
  Other..................................    (7,893)    (1,947)   (12,335)    (3,339)     (1,722)
                                           --------   --------   --------   --------    --------
         Total operating margin..........  $315,124   $397,324   $258,478   $ 92,003    $ 43,905
                                           ========   ========   ========   ========    ========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The following tables reconcile operating margin for each of the reportable segments to consolidated income before provision for taxes on income as reported in the accompanying consolidated statements of operations and presents capital spending for each reportable segment (in thousands):

                                                                     THREE MONTHS
                                                                         ENDED
                                     YEAR ENDED DECEMBER 31,           MARCH 31,
                                  ------------------------------   -----------------
                                    1997       1998       1999      1999      2000
                                    ----       ----       ----      ----      ----
                                                                      (UNAUDITED)
Operating margin................  $315,124   $397,324   $258,478   $92,003   $43,905
                                  --------   --------   --------   -------   -------
Depreciation/(gain) loss on sale
  of assets
  Heavy duty harsh environment
     jackup rigs................    10,974     12,423     18,034     4,545     6,292
  Semisubmersibles..............     3,752      4,975      6,558     1,518     1,821
  300-350 foot premium
     cantilever jackup rigs.....     9,625      9,836     10,535     2,679     2,853
  200-250 foot jackup rigs......     7,185      9,011      9,378     2,295     2,092
  Other marine rigs.............       321        231         --        --        --
                                  --------   --------   --------   -------   -------
          Total marine rigs.....    31,857     36,476     44,505    11,037    13,058
  Land rigs.....................    12,138     10,387     23,219     5,715     6,169
  Drilling related services.....       322      1,102        912       242       225
  Other.........................     1,254      1,854      2,190       464       623
                                  --------   --------   --------   -------   -------
          Total depreciation/
            (gain) loss on sale
            of assets...........    45,571     49,819     70,826    17,458    20,075
Unallocated amount:
  General and administrative....    20,149     22,161     18,596     5,189     4,121
                                  --------   --------   --------   -------   -------
          Operating income......   249,404    325,344    169,056    69,356    19,709
                                  --------   --------   --------   -------   -------
  Other income (expense)........     2,868      1,320      9,403       317     2,462
                                  --------   --------   --------   -------   -------
Income before provision for
  taxes on income...............  $252,272   $326,664   $178,459   $69,673   $22,171
                                  ========   ========   ========   =======   =======
Capital spending by segment
  Heavy duty harsh environment
     jackup rigs................  $121,096   $145,411   $ 60,533   $21,879   $   911
  Semisubmersibles..............    11,418     14,329      8,154     1,000     1,310
  300-350 foot premium
     cantilever jackup rigs.....    16,273      5,223      4,530      (133)      361
  200-250 foot jackup rigs......    15,430     19,615     26,825       937       548
  Other marine rigs.............        --        293         --        --        --
                                  --------   --------   --------   -------   -------
          Total marine rigs.....   164,217    184,871    100,042    23,683     3,130
  Land rigs.....................    54,215     88,906     19,750     5,636     1,348
  Drilling related services.....        --         79        603        16       243
  Other.........................    10,760      3,544      4,213     8,929     4,019
                                  --------   --------   --------   -------   -------
          Total capital spending
            by segment..........  $229,192   $277,400   $124,608   $38,264   $ 8,740
                                  ========   ========   ========   =======   =======

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     Segment assets for each of the reportable segments is defined as the net book value of the property and equipment for each classification. The following table presents assets for each of the Company's reportable segments and reconciles such segment assets to total consolidated assets (in thousands):

                                                 DECEMBER 31,
                                            -----------------------
                                               1998         1999      MARCH 31, 2000
                                               ----         ----      --------------
                                                                       (UNAUDITED)
Property and equipment, net
  Heavy duty harsh environment jackup
     rigs.................................  $  538,207   $  580,480     $  575,062
  Semisubmersibles........................      65,745       67,520         67,027
  300-350 foot premium cantilever jackup
     rigs.................................     147,041      141,734        161,060
  200-250 foot jackup rigs................      75,069       88,573         65,252
  Other marine rigs.......................         340           --             --
                                            ----------   ----------     ----------
          Total marine rigs...............     826,402      878,307        868,401
  Land rigs...............................     200,216      197,237        191,950
  Drilling related services...............       3,103        3,314          3,339
  Other...................................      19,480       23,706         27,374
                                            ----------   ----------     ----------
          Total property and equipment,
            net...........................   1,049,201    1,102,564      1,091,064
                                            ----------   ----------     ----------
Unallocated amounts:
          Total current assets............     352,436      408,692        422,461
          Other noncurrent assets.........      52,099       52,286         52,672
                                            ----------   ----------     ----------
          Total assets....................  $1,453,736   $1,563,542     $1,566,197
                                            ==========   ==========     ==========

     All of the Company's operations are located outside of the Cayman Islands. The following table summarizes, by geographical area, the identifiable assets of the Company (in thousands):

                                                 DECEMBER 31,
                                            -----------------------
                                               1998         1999      MARCH 31, 2000
                                               ----         ----      --------------
                                                                       (UNAUDITED)
North Sea.................................  $  401,243   $  545,000     $  539,746
North Africa..............................     121,717       90,766         89,275
West Africa...............................      38,902       33,649         29,114
Southeast Asia and Pacific................     131,234      133,025        131,347
Middle East and Azerbaijan................     163,704      178,776        196,356
South America.............................     110,597      121,688        116,452
North America.............................     201,525      195,953        197,759
Corporate assets(1).......................     284,814      264,685        266,148
                                            ----------   ----------     ----------
          Total assets....................  $1,453,736   $1,563,542     $1,566,197
                                            ==========   ==========     ==========

---------------

(1) Consists primarily of cash equivalents, marketable securities, construction in progress, and other corporate assets.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The following table summarizes, by geographical area, operating revenues (in thousands):

                                                                    THREE MONTHS
                                                                        ENDED
                                   YEAR ENDED DECEMBER 31,            MARCH 31,
                                ------------------------------   -------------------
                                  1997       1998       1999       1999       2000
                                  ----       ----       ----       ----       ----
                                                                     (UNAUDITED)
North Sea.....................  $251,369   $308,802   $242,510   $ 77,818   $ 58,722
North Africa..................   117,377    142,468     48,443     21,657     10,476
West Africa...................    66,187     71,480     38,331     13,549      4,083
Southeast Asia and Pacific....    67,412     84,760     54,622     19,914      9,411
Middle East and Azerbaijan....   115,177    132,003    103,909     28,051     26,069
South America.................    48,042     58,366     78,424     13,261     11,838
North America.................    23,393     13,467     48,002     11,266     11,949
                                --------   --------   --------   --------   --------
          Total operating
            revenues..........  $688,957   $811,346   $614,241   $185,516   $132,548
                                ========   ========   ========   ========   ========

     The Company's operations in the North Sea are presently all conducted within the U.K. sector of the North Sea. The Company's operations in North Africa consist principally of operations in Egypt. The Company's operations in the Middle East include significant operations in Kuwait. See Note 11.

     A substantial portion of the Company's assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of the earnings generated by such assets during the periods. General corporate assets are principally cash and cash equivalents and other nonoperating assets.

     The Company's operations are geographically dispersed and are therefore subject to certain political and other uncertainties not encountered in domestic operations, including risks of war, expropriation of equipment, renegotiation or modification of existing contracts, taxation policies, and the general hazards associated with foreign sovereignty over certain areas in which operations are conducted.

     Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/ or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to significant additional expenses in respect of uninsured or underinsured losses, liabilities or obligations.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The following table summarizes revenues from major customers of the Company as a percentage of total operating revenues for the period indicated.

                                                                            THREE MONTHS
                                                      YEAR ENDED               ENDED
                                                     DECEMBER 31,            MARCH 31,
                                                -----------------------    --------------
                                                1997     1998     1999     1999     2000
                                                ----     ----     ----     ----     ----
                                                                            (UNAUDITED)
Shell.........................................  12.7%    13.2%    14.5%    15.4%    13.2%
Total Elf Fina(1).............................   4.5%    10.5%    13.5%    10.9%    15.6%
Exxon Mobil...................................   4.7%     7.4%    13.2%    13.5%    13.6%
BP Amoco......................................  11.8%     9.9%    11.9%    10.4%    16.1%
Kuwait Oil Company (Note 11)..................   4.3%     5.5%     9.1%     6.8%    11.0%
British Gas...................................   8.8%     0.5%     6.4%     2.9%     0.1%
AGIP..........................................   6.3%     5.7%     2.1%     2.5%      --
Texaco........................................   5.4%     2.7%     1.5%     0.7%      --

---------------

(1) Pending EU approval of merger.

11. TRANSACTIONS WITH AFFILIATES

     The Company provides contract drilling services in Kuwait to the Kuwait Oil Company, K.S.C. ("KOC"), a subsidiary of KPC, and also provides contract drilling services to a partially owned affiliate of KOC in the Kuwait-Saudi Arabian Partitioned Neutral Zone. Such services are performed pursuant to drilling contracts which contain terms and conditions and rates of compensation which materially approximate those which are customarily included in arm's-length contracts of a similar nature. In connection therewith, KOC provides the Company rent free use of certain land and maintenance facilities and has committed to continue providing same, subject to availability of the maintenance facilities, through the current February 2001 term of the drilling contracts. In relation to its drilling business in Kuwait, the Company has an agency agreement with a subsidiary of KPC that obligates the Company to pay an agency fee based on a percentage of revenues. The Company believes the terms of this agreement are more favorable than those which could be obtained with an unrelated third party in an arm's-length negotiation, but the value of such terms is currently immaterial to the Company's results of operations.

     The Company earned revenues from KPC affiliated companies in the ordinary course of business of $29,818,000, $44,800,000 and $56,084,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The Company paid agency fees to a subsidiary of KPC of $274,905, $563,028 and $647,995 during the years ended December 31, 1997, 1998 and 1999, respectively. The Company had accounts receivable from KPC affiliated companies of $6,072,000 and $5,902,000 at December 31, 1998 and 1999, respectively.

     In connection with the reorganization of Holdings and its subsidiaries which resulted in the Company owning all of the drilling assets and the direct and indirect subsidiaries of Holdings and KPC engaged in providing contract drilling and drilling related services (the "Reorganization"), the Company made distributions to Holdings during the three years ended December 31, 1997 comprised principally of certain subsidiaries which conducted the Company's former non-drilling operations and services (the "Non-Drilling Subsidiaries") and certain additional non-drilling assets, including real estate, cash and cash equivalents.

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

     The Company, Holdings and KPC entered into an Intercompany Agreement before the consummation of the Offering (the "Intercompany Agreement"), certain provisions of which are summarized below. As used herein, "KPC Affiliated Group" means KPC and its affiliates, including Holdings, other than the Company and its subsidiaries.

     As of December 31, 1999, the consolidated financial statements of Holdings contained liabilities to third parties, including tax liabilities, aggregating approximately $51 million incurred by the Non-Drilling Subsidiaries on or before March 31, 1997. As of December 31, 1999, Holdings maintained cash and cash equivalents (the "Liability Payment Fund") sufficient to satisfy those liabilities remaining after such date. The Company, Holdings and KPC have agreed in the Intercompany Agreement that all amounts paid to claimants to satisfy those liabilities, whether by settlement, judgment or award (including claimants' attorneys' fees), will be paid by Holdings from the Liability Payment Fund. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorneys' fees) associated with management and resolution of those liabilities, and believes such costs and fees will not be material. If any amount remains in the Liability Payment Fund at March 31, 2002, Holdings will pay the Company the first $10 million of such amount and 50% of any amount in excess of $10 million. Thereafter, or if the resolution of those liabilities earlier exhausts the Liability Payment Fund, Holdings will have no further responsibility for those liabilities, and the Company will be responsible for all costs, fees and amounts paid to resolve those liabilities and will indemnify the KPC Affiliated Group in respect of such costs and fees and those liabilities. The Company believes that the Liability Payment Fund is adequate to provide for such costs and fees and those liabilities. Accordingly, the Company believes that the indemnification costs, if any, will not be material and no additional reserves have been established by the Company in respect of such costs and fees and those liabilities or the Company's obligation under the Intercompany Agreement relating to such costs and fees and those liabilities.

     The Intercompany Agreement also provides that, except as may be provided in a separate agreement, the Company will indemnify the KPC Affiliated Group against losses based on, or taxes arising from, the following: (i) the ownership of the assets or the operation of the business of the Company or its subsidiaries, (ii) any other activities of the Company or its subsidiaries,
(iii) any guaranty or similar agreement by the KPC Affiliated Group provided to any person with respect to any obligation of the Company or its subsidiaries, and (iv) certain other matters. In addition, the Company has agreed to indemnify the KPC Affiliated Group against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended ("the Securities Act"), relating to misstatements in or omissions from any registration statement or report that the Company files under the Securities Act. Holdings has also agreed to indemnify the Company and its subsidiaries against losses based on the ownership or operation of the assets or properties or the operation or conduct of the business of Holdings and its subsidiaries on or after March 31, 1997.

     The Company also entered into a Management Services Agreement with Holdings (the "Management Services Agreement"), for the purpose of providing asset (primarily real estate) management services, general and administrative services and liability management and resolution services to Holdings, the Non-Drilling Subsidiaries and inactive subsidiaries of Holdings. The Management Services Agreement authorizes the Company to resolve the liabilities of the Non-Drilling Subsidiaries under the Intercompany Agreement using the Liability Payment Fund. Although Holdings retains the right to reduce or expand the scope of services to be performed by the Company pursuant to the Management Services Agreement, the Company's liability management and resolution service may not be reduced or terminated. The Management Services Agreement also provides for payment of an asset management fee to the Company of

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES

$173,000 per year as well as reimbursement of out-of-pocket costs in respect of asset management services. By mutual agreement, the asset management fee was discontinued effective January 1, 2000. The Company will pay all internal and external costs and fees (including the Company's and Holdings' attorney's fees) associated with the Company's liability management and resolution services and all internal and external costs and fees associated with the provision of general and administrative services pursuant to the Management Services Agreement. The Company believes such costs and fees will not be material.

12. QUARTERLY RESULTS (UNAUDITED)

     Shown below are selected unaudited quarterly data (in thousands), except per share data:

                                                         THREE MONTHS ENDED
                                      ---------------------------------------------------------
                                        MARCH 31       JUNE 30      SEPTEMBER 30   DECEMBER 31
                                        --------       -------      ------------   -----------
YEAR ENDED DECEMBER 31, 1997
Operating revenues..................    $149,253       $164,519       $176,787       $198,398
                                        ========       ========       ========       ========
Operating income....................    $ 47,134       $ 58,046       $ 67,058       $ 77,166
                                        ========       ========       ========       ========
Net income..........................    $ 42,923       $ 53,335       $ 59,322       $ 69,206
                                        ========       ========       ========       ========
Basic net income per Ordinary
  Share.............................    $   0.37       $   0.47       $   0.52       $   0.60
                                        ========       ========       ========       ========
Diluted net income per Ordinary
  Share.............................    $   0.37       $   0.47       $   0.52       $   0.60
                                        ========       ========       ========       ========
YEAR ENDED DECEMBER 31, 1998
Operating revenues..................    $196,281       $202,646       $201,085       $211,334
                                        ========       ========       ========       ========
Operating income....................    $ 78,103       $ 72,596       $ 81,565       $ 93,080
                                        ========       ========       ========       ========
Net income..........................    $ 67,759         63,980       $ 72,734       $ 82,671
                                        ========       ========       ========       ========
Basic net income per Ordinary
  Share.............................    $   0.59       $   0.56       $   0.64       $   0.72
                                        ========       ========       ========       ========
Diluted net income per Ordinary
  Share.............................    $   0.59       $   0.56       $   0.64       $   0.72
                                        ========       ========       ========       ========
YEAR ENDED DECEMBER 31, 1999
Operating revenues..................    $185,516       $160,002       $143,599       $125,124
                                        ========       ========       ========       ========
Operating income....................    $ 69,356       $ 48,917       $ 35,062       $ 15,721
                                        ========       ========       ========       ========
Net income..........................    $ 58,456       $ 43,189       $ 31,834       $ 16,345
                                        ========       ========       ========       ========
Basic net income per Ordinary
  Share.............................    $   0.51       $   0.38       $   0.28       $   0.14
                                        ========       ========       ========       ========
Diluted net income per Ordinary
  Share.............................    $   0.51       $   0.37       $   0.28       $   0.14
                                        ========       ========       ========       ========

                                [RIG 179 PHOTO]

                                [RIG 150 PHOTO]

                                [RIG 104 PHOTO]

                                [RIG 92 PHOTO]

Santa Fe's land rig fleet operates throughout the Middle East, North Africa and Venezuela. Santa Fe specializes in highly mobile units capable of operating in remote, harsh environments. RIG 179, operating in Venezuela, is designed to drill multiple wells on a single pad site, moving rapidly from well to well.
RIG 150 is a highly mobile desert unit, shown working in Oman. RIG 104 and RIG 92 operating in Egypt. RIG 169, below is shown moving through the Great Sand Sea to a remote location in the Egyptian Western Desert.



                                    [PHOTOS]

================================================================================

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is currently only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Summary..................     3
Risk Factors........................    13
Forward-Looking Statements..........    19
Enforceability of Civil
  Liabilities.......................    20
Use of Proceeds.....................    20
Price Range of Ordinary Shares and
  Dividend History..................    21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    22
Business............................    35
Management..........................    52
Principal and Selling
  Shareholders......................    55
Our Relationship with Kuwait
  Petroleum Corporation.............    56
Description of Share Capital........    62
Taxation............................    65
Exchange Controls...................    67
Underwriting........................    68
Legal Matters.......................    71
Experts.............................    71
Where You Can Find More
  Information.......................    71
Incorporation of Documents by
  Reference.........................    71
Index to Consolidated Financial
  Statements........................   F-1

================================================================================


================================================================================

                               30,000,000 Shares

                             SANTA FE INTERNATIONAL
                                  CORPORATION

                                Ordinary Shares
                             ----------------------

                                [SANTA FE LOGO]

                             ----------------------

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                           CREDIT SUISSE FIRST BOSTON

                              SALOMON SMITH BARNEY

                      Representatives of the Underwriters

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses of this offering are estimated to be as follows:

SEC registration fee...................................   $  323,903
NASD filing fee........................................       30,500
NYSE listing fee.......................................      120,750
Legal fees and expenses................................      740,000
Accounting fees and expenses...........................       50,000
Printing and engraving expenses........................      350,000
Miscellaneous..........................................       84,847
                                                          ----------
          Total:.......................................   $1,700,000

     All of these expenses, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee, represent estimates only. Santa Fe International Corporation is paying all of these expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Companies Law (2000 Revision) of the Cayman Islands does not have specific restrictions governing a company's ability to indemnify its officers or directors. However, under Cayman Islands case law, a company may indemnify its directors and officers unless the director or officer has engaged in fraud or willful default in exercising his duties of care and skill to the company.

     Our articles of association require that we indemnify our officers and directors against liabilities or expenses actually and reasonably incurred by specific individuals under particular circumstances. These individuals include any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding. The litigation must involve his actions as our director, officer, employee, agent or his actions in some other way on our behalf. The litigation may be civil, criminal, administrative or investigative and may include an action by us or in the right of us. Under these circumstances, we will indemnify the individual to the full extent permitted by law, except for willful default or fraud. We will also advance the expenses of defending the litigation to the full extent permitted by law. Our indemnification and advancement of expenses are not exclusive of other rights to indemnification or advancement of expenses allowed by law or otherwise.

     We indemnify our directors and officers against specific liabilities under our directors and officers liability insurance policy. Except for some policy terms, conditions and exclusions, we cover losses that the insureds become legally obligated to pay because of claims first made against the insureds. These losses must be made during the policy period and result from wrongful acts that are actually or allegedly caused, committed or attempted by the insureds before the end of the policy period. Wrongful acts include any actual or alleged error, misstatement, misleading statement or act, omission, neglect or breach of duty by the insureds while acting in their individual or collective capacities as our directors or officers.

     We are a party to indemnity agreements with our directors and some of our executive officers. Under these agreements, we will indemnify persons against specific liabilities due to their service as directors and/or officers. However, the actions that are the basis for the liabilities must have been made in good faith and with a reasonable belief that the actions were not opposed to our best interests. For criminal proceedings, the director or officer must have had reasonable cause to believe his conduct was lawful. The indemnity agreements are binding agreements that may not be modified unless by a signed writing executed by us and the indemnitee. We may occasionally enter into indemnity agreements with additional individuals who become our directors and/or officers.

     Under the underwriting agreement with the underwriters, we have agreed to indemnify the several underwriters against specific liabilities, including liabilities under the Securities Act of 1933 that may be incurred in connection with the offering made by the prospectus forming a part of this registration statement. The underwriters have also agreed to indemnify us and our directors and officers against similar liabilities. A copy of the underwriting agreement is filed as Exhibit 1.1 to this registration statement.

ITEM 16. EXHIBITS.

          +1.1           -- Form of Underwriting Agreement.
           4.1           -- Amended and Restated Memorandum of Association of the
                            Registrant.(1)
           4.2           -- Amended and Restated Articles of Association of the
                            Registrant.(1)
           4.3           -- Specimen of Ordinary Shares Certificate.(2)
         ++5.1           -- Opinion of Maples and Calder as to the legality of the
                            ordinary shares.
         ++8.1           -- Opinion of Mayer, Brown & Platt as to U.S. federal income tax matters relative to the ordinary shares.
         ++8.2           -- Opinion of Maples and Calder as to Cayman Islands tax
                            matters relative to the ordinary shares.
          10.1           -- Drilling Contract between Azerbaijan International
                            Operating Company and Santa Fe International Corporation,
                            executed on March 14, 2000, dated effective July 7,
                            1999.(3)
        ++23.1           -- Consent of Ernst & Young LLP, independent auditors.
        ++23.2           -- Consent of Maples and Calder (contained in Exhibits 5.1 and 8.2).
        ++23.3           -- Consent of Mayer, Brown & Platt (contained in Exhibit
                            8.1).
        ++24.1           -- Power of Attorney (contained in the signature page).

---------------

(1) Incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-6912) filed May 14, 1997.

(2) Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

(3) Incorporated by reference to Exhibit 10.38 to the Company's Report on Form 6-K for the month of May 2000.

 +  To be filed by amendment.

++  Filed herewith.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 2nd day of June, 2000.

                                            SANTA FE INTERNATIONAL CORPORATION

                                            By:    /s/ SEALS M. MCCARTY
                                              ----------------------------------
                                                Name: Seals M. McCarty
                                                Title: Senior Vice President and
                                                       Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of C. Stedman Garber, Jr., Seals M. McCarty and Cary A. Moomjian, Jr., and any or all of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form F-3 under the Securities Act of 1933, as amended, including any amendment or amendments relating thereto (and, in addition, any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering to which this Registration Statement relates), with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-3 has been signed on the 2nd day of June, 2000 by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

                      SIGNATURE                                            TITLE
                      ---------                                            -----

               /s/ GORDON M. ANDERSON                  Chairman of the Board and Director
-----------------------------------------------------
                 Gordon M. Anderson

             /s/ C. STEDMAN GARBER, JR.                President, Chief Executive Officer and
-----------------------------------------------------    Director (principal executive officer)
               C. Stedman Garber, Jr.

                /s/ SEALS M. MCCARTY                   Senior Vice President and Chief Financial
-----------------------------------------------------    Officer (principal financial and accounting
                  Seals M. McCarty                       officer)

                /s/ RICHARD N. HAASS                   Director
-----------------------------------------------------
                  Richard N. Haass

               /s/ KHALED R. AL-HAROON                 Director
-----------------------------------------------------
                 Khaled R. Al-Haroon

                      SIGNATURE                                            TITLE
                      ---------                                            -----

             /s/ FERDINAND ANTON BERGER                Director
-----------------------------------------------------
               Ferdinand Anton Berger

                /s/ STEPHEN J. SOLARZ                  Director
-----------------------------------------------------
                  Stephen J. Solarz

               /s/ NADER HAMAD SULTAN                  Director
-----------------------------------------------------
                 Nader Hamad Sultan

               /s/ MAHA A. R. RAZZUQI                  Director
-----------------------------------------------------
                 Maha A. R. Razzuqi

                /s/ ROBERT E. WYCOFF                   Director
-----------------------------------------------------
                  Robert E. Wycoff

              /s/ CARY A. MOOMJIAN, JR.                (Registrant's authorized representative in the
-----------------------------------------------------    U.S.)
                Cary A. Moomjian, Jr.

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          +1.1           -- Form of Underwriting Agreement.
           4.1           -- Amended and Restated Memorandum of Association of the
                            Registrant.(1)
           4.2           -- Amended and Restated Articles of Association of the
                            Registrant.(1)
           4.3           -- Specimen of Ordinary Shares Certificate.(2)
         ++5.1           -- Opinion of Maples and Calder as to the legality of the
                            ordinary shares.
         ++8.1           -- Opinion of Mayer, Brown & Platt as to U.S. federal income tax matters relative to the ordinary shares.
         ++8.2           -- Opinion of Maples and Calder as to Cayman Islands tax
                            matters relative to the ordinary shares.
          10.1           -- Drilling Contract between Azerbaijan International
                            Operating Company and Santa Fe International Corporation,
                            executed on March 14, 2000, dated effective July 7,
                            1999.(3)
        ++23.1           -- Consent of Ernst & Young LLP, independent auditors.
        ++23.2           -- Consent of Maples and Calder (contained in Exhibits 5.1 and 8.2).
        ++23.3           -- Consent of Mayer, Brown & Platt (contained in Exhibit
                            8.1).
        ++24.1           -- Power of Attorney (contained in the signature page).

---------------

(1) Incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-6912) filed May 14, 1997.

(2) Incorporated by reference to the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 1997.

(3) Incorporated by reference to Exhibit 10.38 to the Company's Report on Form 6-K for the month of May 2000.

 +  To be filed by amendment.

++  Filed herewith.